

2025 ANNUAL MEETING AND PROXY STATEMENT

Trusted and Transformative

Powering the future of financial services

Broadridge is a global Fintech leader

Broadridge's strategy is anchored in long-term trends that are reshaping the financial services industry

~900 Million	7 Billion	$15 Trillion	15
Managing proxy voting for over 900M equity shareholder positions	Distributing more than 7B critical communications each year	Powering over $15T per day in fixed income and equity trades	Top U.S. Wealth Providers use Broadridge services

Letter to Our Stockholders

Dear Stockholders,

At our 2025 Annual Meeting, I will report on our fiscal year 2025 financial performance, and the members of the Board and I will also answer questions from our stockholders. Our strong fiscal 2025 results highlight the strength and stability of our business, the power of the long-term trends driving our growth, and our execution against our growth strategy. Importantly, these results keep us on track to deliver again on our three-year growth objectives.

In accordance with our director retirement policy in our Corporate Governance Principles, Rich Daly and Pam Carter will retire from the Board following the 2025 Annual Meeting. Rich founded the business that ultimately became Broadridge and has been an integral part of the organization ever since, serving as our CEO for 12 years, a member of our Board since 2007, and, most recently, our Executive Chairman. He continues to be an exceptional mentor and I look forward to continuing to work with Rich in support of the Company's growth as he transitions to Chair Emeritus. Pam has been a member of our Board since 2017 and the Chair of our Audit Committee. Her strong leadership will be deeply missed. I want to thank Rich and Pam for their many years of exemplary service on the Board and wish them well.

I look forward to welcoming Eileen as our independent Chairperson of the Board following her re-election at the Annual Meeting. Eileen joined our Board three years ago, and she has been a key contributor ever since.

Whether or not you plan to attend the 2025 Annual Meeting, please read our 2025 Proxy Statement for important information on each of the proposals and our practices in the areas of corporate governance and executive compensation. Our 2025 Annual Report to Stockholders contains information about our financial performance.

Your participation in the governance of our company is important to us, and we strongly urge you to cast your vote. I look forward to our Annual Meeting, and I hope you will join us to hear more about Broadridge.

Sincerely,

TIMOTHY C. GOKEY
Chief Executive Officer
October 2, 2025



"Our strong fiscal 2025 results highlight the strength and stability of our business, the power of the long-term trends driving our growth, and our execution against our growth strategy."

Notice of Annual Meeting of Stockholders

You are cordially invited to attend the virtual 2025 Annual Meeting of Stockholders of Broadridge Financial Solutions, Inc. ("*Annual Meeting*"). Our 2025 Annual Meeting will be held on Thursday, November 13, 2025, at 9:00 a.m. Eastern Time.

You can attend the 2025 Annual Meeting online, vote your shares, and submit questions during the meeting by visiting **virtualshareholdermeeting.com/BR25**. Be sure to have the Control Number we have provided to you to join the meeting.

At the meeting, stockholders will be asked to vote on the following:

❶ **Election of the eight nominees listed in this Proxy Statement to the Board of Directors to serve until the 2026 Annual Meeting of Stockholders and until their successors are duly elected and qualified**

❷ **Advisory vote to approve the compensation of our Named Executive Officers as disclosed in this Proxy Statement (*the Say on Pay Vote*)**

❸ **Ratify the appointment of Deloitte & Touche LLP as our independent registered public accountants for the fiscal year ending June 30, 2026**

In addition, the Board of Directors may transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

Stockholders of record at the close of business on September 18, 2025, are entitled to vote at the 2025 Annual Meeting.

We began distributing a Notice of Internet Availability of Proxy Materials, the 2025 Proxy Statement, the 2025 Annual Report to Stockholders, and proxy card/voting instruction form, as applicable, to stockholders on October 2, 2025.

By Order of the Board of Directors,

Maria Allen

MARIA ALLEN
Corporate Secretary
October 2, 2025

Advance Voting Methods and Deadlines

Even if you plan to attend our virtual Annual Meeting, please read this Proxy Statement with care and vote right away using one of the following methods.

 **ONLINE USING YOUR COMPUTER OR MOBILE DEVICE**
Registered Owners visit **proxyvote.com/BR**

 **BY TELEPHONE**
Registered Owners in the U.S. or Canada dial toll-free 1-800-690-6903

 **BY SCANNING THIS QR CODE USING YOUR TABLET OR SMARTPHONE**
Scan this QR code to vote with your mobile device (*may require free software*)

 **IF YOU RECEIVED YOUR PROXY MATERIALS BY MAIL, BY MAILING YOUR PROXY CARD**
Cast your ballot, sign your proxy card and send by free post

You will need the Control Number included on your proxy card, voting instruction form, or Notice of Internet Availability of Proxy Materials.

The telephone and internet voting facilities will close at 11:59 p.m. Eastern Time on November 12, 2025.

If your shares are held in a brokerage account or by a bank or other nominee, your ability to vote by telephone or the internet depends on your broker's voting process. Please follow the directions provided to you by your broker, bank, or nominee.

VOTING DURING THE ANNUAL MEETING

You may also vote during the virtual Annual Meeting by visiting **virtualshareholdermeeting.com/BR25** and following the instructions. You will need the Control Number included on your proxy card, voting instruction form, or Notice of Internet Availability of Proxy Materials.

Your vote is important and we want to hear from you, our stockholders. For every stockholder account that votes, Broadridge will make a $1 charitable donation to Ronald McDonald House New York.



Table of Contents

2025 Performance Snapshot

The Broadridge financial model is focused on driving steady revenue growth and consistent earnings per share (*"EPS"*) growth, generated by:



Sustainable **Recurring revenue** growth



Investments in our long-term growth strategy



Continued **margin expansion** from our scale and operational efficiencies



Balanced capital allocation leveraging our strong Free cash flow businesses

Broadridge continues to execute on our growth strategy to drive the democratization and digitization of governance, simplify and innovate capital markets and modernize wealth management, delivering another year of strong and sustainable growth.

Recurring Revenue
Dollars in Millions

	2024	2025
	$4,223	$4,508

EPS Growth

	2024		2025	
	$5.86	$7.73	$7.10	$8.55

■ Diluted EPS
■ Adjusted EPS (Non-GAAP)

Closed Sales
Dollars in Millions

	2024	2025
	$342	$288

Dividends Per Share Declared

	2024	2025
	$3.20	$3.52

For more detailed information about our financial performance, please review the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2025 (*the "2025 Form 10-K"*). Certain measures referenced are not prepared in accordance with generally accepted accounting principles (*"GAAP"*). For an explanation of our use of these Non-GAAP measures and a reconciliation to their most directly comparable GAAP measures, see "Non-GAAP Financial Measures" beginning on page 89 of this Proxy Statement.

Proxy Statement Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

This Proxy Statement is furnished to the stockholders of Broadridge Financial Solutions, Inc. (the *"Company"* or *"Broadridge"*) in connection with the solicitation of proxies by the Board of Directors of the Company (the *"Board of Directors"* or the *"Board"*) for use at the 2025 Annual Meeting of Stockholders of the Company, for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders.

Voting Information

We hope you will exercise your rights and fully participate as a stockholder. It is very important that you vote to play a part in the future of our Company. Your vote is important and we want to hear from you, our stockholders. You do not need to attend the Annual Meeting to vote your shares. For every stockholder account that votes, Broadridge will make a $1 charitable donation to Ronald McDonald House New York.

If you hold your shares through a broker, bank or nominee, your broker is not permitted to vote on your behalf on the election of directors and other matters to be considered at the Annual Meeting, except on the ratification of the appointment of our independent registered public accountants for fiscal year 2026, unless you provide specific instructions by completing and returning the voting instruction form or following the instructions provided to you to vote your shares by telephone or online. For your vote to be counted, you will need to communicate your voting decisions to your broker, bank, or nominee before the date of the Annual Meeting.

The following table summarizes the proposals to be considered at the Annual Meeting and the Board's voting recommendation with respect to each proposal.

Proposals		More Information	Board's Recommendation	Votes Required For Approval	Abstentions and Broker Non-Votes
Proposal 1	Election of Directors	Page 9	**FOR Each Nominee**	Majority of votes cast for each nominee and entitled to vote	Do not count (no effect)
Proposal 2	Advisory Vote to Approve the Compensation of our Named Executive Officers (the Say on Pay Vote)	Page 39	**FOR**	Majority of votes cast and entitled to vote	Do not count (no effect)
Proposal 3	Ratification of Appointment of Independent Registered Public Accountants for Fiscal Year 2026	Page 78	**FOR**	Majority of votes cast and entitled to vote	Do not count (no effect)

PROPOSAL 1
Election of Directors

 **The Board recommends a vote FOR each director nominee.**　　　　**See Page 9**

Information about Our Nominees

The following table provides summary information about each director nominee. Detailed information about each nominee's background, skill set and areas of experience can be found beginning on page 10 of this Proxy Statement.

Director	Experience	Age[1]	Committee Memberships[2] AC	CC	GNC	Director Since
Robert N. Duelks Independent	Former Executive, Accenture plc	70	●		● (Chair)	2009
Melvin L. Flowers Independent	Former Head of Internal Audit and Risk Management, Microsoft Corporation Former public company CFO	72	●		●	2021
Timothy C. Gokey	Chief Executive Officer, Broadridge	64				2019
Brett A. Keller Independent	Chief Executive Officer, priceline.com LLC	57	●	●		2015
Maura A. Markus Independent	Former President and Chief Operating Officer, Bank of the West	67	●	● (Chair)		2013
Eileen K. Murray Lead Independent Director	Former Chair of the Board of Governors, Financial Industry Regulatory Authority	68				2022
Annette L. Nazareth Independent	Senior Counsel, Davis Polk & Wardwell Former SEC Commissioner	69	●	●		2021
Amit K. Zavery Independent	President, Chief Product Officer, and Chief Operating Officer of ServiceNow	54	●	●		2019

1　Director ages are as of August 14, 2025, which is the date the Board approved their nomination.

2　Following re-election to the Board at the 2025 Annual Meeting, Ms. Murray will assume the Chairperson role, Mr. Flowers will become Chair of the Audit Committee, and Ms. Nazareth will become a member of the Governance and Nominating Committee and will no longer serve on the Compensation Committee.

AC Audit Committee	**GNC** Governance and Nominating Committee	●	Member
CC Compensation Committee		●	Chair

Board Nominee Highlights

Age



2
70+ years

2
Less than
60 years

4
60-69 years

65
Years Average

Tenure



2
11+ years

3
Less than
5 years

3
5-10 years

8
Years Average

Independence



1
Management

7
Independent

88%
Independent



Knowledge, Skills and Experience

Independence	7
Other Public Company Board Experience	4
Financial Services	6
Technology	6
Financial Expertise/Literacy	8
Cybersecurity	5
Sales/Marketing	6
International Business Experience	8
Corporate Governance	6
Legal/Regulatory/Government	2
Association/Public Policy	2
Risk Management	4

PROPOSAL 2

Advisory Vote to Approve Compensation of Our Named Executive Officers

 **The Board recommends a vote FOR this proposal.** See Page 39

Majority of Compensation of Named Executive Officers is Performance Based

The overall objectives of our executive compensation programs are to attract and retain management who will create long-term shareholder value. We have a combination of pay elements, and a majority of the target compensation of the Company's executive officers listed in the "Summary Compensation" table on page 59 of this Proxy Statement (the *"Named Executive Officers"* or *"NEOs"*) is performance based, with the objective of balancing short-term and long-term decision-making in support of our business objectives.

Executive Total Target Compensation Mix



Mr. Gokey CEO Target Total Direct Compensation ("TDC")



7% Base Salary
10% Annual Cash Incentive
93% Variable
83% Long-Term Equity Incentive

Other NEOs Target Total Direct Compensation[1]



18% Base Salary
21% Annual Cash Incentive
82% Variable
62% Long-Term Equity Incentive

[1] Other NEOs' target TDC is an average of the annualized total compensation of Ms. Ghei, Mr. Perry, Mr. Carey, and Ms. Jarkowski.

PROPOSAL 3

Ratification of Appointment of Independent Registered Public Accountants

 **The Board recommends a vote FOR this proposal.** See Page 78

The Board of Directors and the Audit Committee believe that the retention of Deloitte & Touche LLP to serve as our independent registered public accountants for the fiscal year ending June 30, 2026 is in the best interests of the Company and its stockholders.

Questions and Answers about the Annual Meeting and Voting

See the section entitled "About the Annual Meeting and these Proxy Materials" beginning on page 82 for answers to common questions on the rules and procedures for the proxy and annual meeting process.

PROPOSAL 1
Election of Directors

Upon the recommendation of the Governance and Nominating Committee, our Board has nominated the eight directors identified on the following pages for election at the 2025 Annual Meeting. Each nominee has consented to be nominated and, if elected, to serve on the Board until the next annual meeting of stockholders and until their successors are elected and qualified or until their death, resignation, retirement, or removal.

All of the nominees are currently Broadridge directors who were elected by stockholders at the 2024 annual meeting of stockholders. Mr. Daly and Ms. Carter will retire from our Board at the 2025 Annual Meeting pursuant to the mandatory director retirement policy set forth in our Corporate Governance Principles.

Directors are elected annually by a majority of the votes cast in uncontested elections at the annual meetings of stockholders. In an uncontested election, any incumbent director who fails to receive a majority of the votes cast is required to promptly submit an offer to resign from the Board. The Governance and Nominating Committee will recommend to the Board whether to accept or reject the director's offer to resign. The Board will act on the offer to resign within 90 days from the date of the certification of election results and publicly disclose its decision.

The Governance and Nominating Committee and the Board have evaluated each of the director nominees against the factors and principles used to select director nominees. Based on this evaluation, they have concluded that it is in the best interests of the Company and its stockholders for each of the proposed director nominees on pages 10-17 to continue to serve as a director of the Company.

- The current composition of our Board reflects a mix of tenures, which we believe balances historical and institutional knowledge, and an understanding of the evolution of our business with fresh perspectives from our newer directors

- Each of the director nominees for election at the 2025 Annual Meeting holds or has held senior executive positions in large, complex organizations, and many hold or have held the role of chief executive officer. This experience demonstrates their ability to perform at the highest levels, enabling them to provide sound judgment concerning the issues facing a large public corporation in today's environment, provide oversight and evaluate our performance

- In keeping with the Corporate Governance Principles, the Board takes a variety of personal backgrounds and perspectives into consideration in determining the Company's slate of nominees. This year, 38% of our nominees are women and 25% of our nominees are racially or ethnically diverse individuals

Our Nominees have the Following Key Skills to Support their Oversight Responsibilities and Broadridge's Strategy

 Financial Services

 Technology

 Corporate Governance

 Risk Management

 Legal/ Regulatory/ Government

 **The Board recommends that you vote FOR the election of each director nominee**

Information About the Nominees



Robert N. Duelks
Independent

Director Since: 2009

Age: 70

Committee Membership: Governance and Nominating (Chair), Audit

BACKGROUND:

- Former executive of Accenture plc, having served for 27 years in various capacities until his retirement in 2006
  - Responsible for local client service, regional operations, and management of global offerings
  - Served on multiple leadership committees, including the Board of Partners, the Management Committee, and the Executive and Operating Committee for the Global Financial Services Operating Group
- Advisor to the senior executives of Tree Zero, a manufacturer of 100% tree free paper products, from 2010-2021

OTHER QUALIFICATIONS:

- NACD Directorship Certified™
- Former Chairman and a current Emeritus Trustee of the board of trustees of Gettysburg College
- Served as a member of the advisory board for the Business School at Rutgers University

SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS:

 Independence

 Financial Services

 Technology

 Financial Expertise/Literacy

 Sales/Marketing

 International Business Experience

 Corporate Governance



Melvin L. Flowers

Independent

Director Since: 2021

Age: 72

Committee Membership: Audit, Governance and Nominating Committee

Pending re-election, Mr. Flowers will become Chair of the Audit Committee

BACKGROUND:

- Held senior leadership roles at Microsoft Corporation from 2003-2020, including:
  - Corporate Vice President of Internal Audit and Enterprise Risk Management overseeing the Internal Audit Department, Enterprise Risk Management team, and Financial Integrity Unit
  - Senior Controller for the Mobile and Embedded Devices business, responsible for accounting, management reporting, and internal controls and compliance
- Chief Financial Officer of Novatel Wireless, a Nasdaq-listed Internet of Things solutions provider to the telematics market, from 1999-2003
- Chief Financial Officer at several public and private companies throughout the 1990s

OTHER QUALIFICATIONS:

- Currently a member of the board of directors of HSBC North America Holdings, Inc. and HSBC Bank USA, N.A.
- Member of the board of trustees of Seattle University, serves as Chairman of the Audit and Risk Committee

SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS:

 Independence

 International Business Experience

 Financial Services

 Corporate Governance

 Technology

 Risk Management

 Financial Expertise/Literacy

 Cybersecurity

 Sales/Marketing



Timothy C. Gokey
Management

Director Since: 2019

Age: 64

Committee Membership: None

BACKGROUND:
- Chief Executive Officer ("*CEO*") and Director of Broadridge Financial Solutions, Inc. since 2019, and served in several other senior leadership positions of increasing responsibility, including:
  - President from 2017-2020
  - Chief Operating Officer with responsibility for all business units, technology, and India operations from 2012-2019
  - Chief Corporate Development Officer from 2010-2012
- H&R Block, President of the Retail Tax business from 2004-2009
- McKinsey & Company, Partner from 1986-2004
  - Leader, North American Financial Institutions Marketing and Sales Practice from 2002-2004
  - Leader, North American CRM practice from 1997-2002

CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- C.H. Robinson Worldwide, Inc. (since 2017)

OTHER QUALIFICATIONS:
- Recognized as NACD Directorship 100 Governance Professional
- Member of the board of directors of the Partnership for New York City
- Serves on the board of advisors of the Northwell Health Cancer Institute
- Member of the board of trustees of USRowing Foundation
- Served on the Vestry of St. John's Episcopal Church, Cold Spring Harbor, New York

SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS:

 Other Public Company Board Experience

 Financial Services

 Technology

 Financial Expertise/Literacy

 Sales/Marketing

 International Business Experience

 Corporate Governance

 Risk Management

 Cybersecurity



Brett A. Keller
Independent

Director Since: 2015

Age: 57

Committee Membership: Audit, Compensation

BACKGROUND:
- Chief Executive Officer, priceline.com LLC, a leading provider of online travel services, and a subsidiary of Booking Holdings, Inc. (since 2026)
  - Chief Operating Officer from 2015-2016
  - Chief Marketing Officer from 2002-2015, oversaw all global and strategic branding, marketing, distribution, product development, and customer led data initiatives
  - VP and Director from 1999-2002
- Director of online travel services, Cendant, a consumer services holding company, from 1997-1999

OTHER QUALIFICATIONS:
- Member of the National Advisory Council for the Marriott School of Management at Brigham Young University
- Member of the board of directors of Tech:NYC (since 2023)
- Member of the the executive board of US Travel Association (since 2025)

SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS:

 Independence

 Technology

 Financial Expertise/Literacy

 Sales/Marketing

 International Business Experience

 Cybersecurity



Maura A. Markus
Independent

Director Since: 2013

Age: 67

Committee Membership: Compensation (Chair), Audit

BACKGROUND:
- President and Chief Operating Officer and member of the board of directors of Bank of the West, from 2010-2014
- Previously served in numerous senior leadership roles during her 22 years at Citigroup:
  - Head of International Retail Banking in Citibank's Global Consumer Group
  - President, Citibank North America, Chairman, Citibank West
  - Director, Citibank's European Sales and Marketing Director, Brussels, Belgium
  - President, Citibank's consumer business in Greece

CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Stifel Financial Corp. (since 2016)
- Diebold Nixdorf, Incorporated (since 2024)

OTHER QUALIFICATIONS:
- Trustee for the College of Mount Saint Vincent, New York
- Former member of Year Up Bay Area's Talent and Opportunity board
- Former member of The Financial Services Roundtable
- Former member of Catholic Charities of San Francisco and New York
- Former member of Junior Achievement New York
- Named one of American Banker's Most Powerful Women in Banking multiple times

SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS:

 Independence

 Other Public Company Board Experience

 Financial Services

 Financial Expertise/Literacy

 Sales/Marketing

 International Business Experience

 Corporate Governance

 Risk Management

 Cybersecurity



Eileen K. Murray
Lead Independent Director since 2024

Director Since: 2022

Age: 68

Pending re-election, Ms. Murray will become Chairperson of the Board

BACKGROUND:
- Chair of the Board of Governors of the Financial Industry Regulatory Authority from 2020-2022; Governor from 2016-2020
- Co-Chief Executive Officer of Bridgewater Associates, LP from 2009-2020
- Chief Executive Officer of Investment Risk Management LLC from 2008-2009
- President and Co-Chief Executive Officer of Duff Capital Advisors from 2007-2008
- Served in several senior leadership roles at Morgan Stanley from 1984-2002 and 2005-2007, including Member of the Management Committee, Controller, Treasurer, Chief Accounting Officer, and Chief Operating Officer of the Institutional Securities Group
- Managing Director, member of management board, Credit Suisse, 2002-2005
- Director, Business Council for International Understanding from 2013-2016
- Director, The Depository Trust & Clearing Corporation from 2001-2005

- Advisor to many innovative technology and environmental solutions companies, including:
  - Green Trust Partners, LLC, an ESG-focused real estate fund
  - Consensys, a blockchain technology company

CURRENT PUBLIC COMPANY DIRECTORSHIPS:
- Guardian Life Insurance Company of America (since 2020)
- HSBC Holdings plc (since 2021)

FORMER PUBLIC COMPANY DIRECTORSHIPS:
- Compass, Inc. (2020-2022)

OTHER QUALIFICATIONS:
- Director, Invisible Urban Charging, an electric car charging company (since 2024)
- Director of the Irish Arts Center (2016-2024)
- Partner, Crown Point Equity (since 2025)

SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS:

 Independence

 Other Public Company Board Experience

 Financial Services

 Technology

 Financial Expertise/Literacy

 International Business Experience

 Corporate Governance

 Legal/Regulatory/Government

 Associations/Public Policy

 Risk Management

 Cybersecurity



Annette L. Nazareth
Independent

Director Since: 2021

Age: 69

Committee Membership: Audit and Compensation

Pending re-election, Ms. Nazareth will become a member of the Governance and Nominating Committee and will no longer serve on the Compensation Committee

BACKGROUND:

- Senior Counsel of Davis Polk & Wardwell since 2021
- Partner, Davis Polk, headed the Trading and Markets practice of the Financial Institutions Group from 2008-2021
- Chair, Integrity Council for the Voluntary Carbon Market, having previously served as the Operating Lead of the predecessor effort, the Taskforce on Scaling Voluntary Carbon Markets since 2021
- Commissioner, Securities and Exchange Commission ("*SEC*") from 2005-2008
  - Director, SEC, Division of Market Regulation (now the Division of Trading and Markets) from 1999-2005
  - Senior Counsel and Interim Director, SEC, Division of Investment Management from 1998-1999

FORMER PUBLIC COMPANY DIRECTORSHIPS:

- MoneyLion Inc. (2021-2025)
- Figure Acquisition Corp. I (2021-2022)
- Athena Technology Acquisition Corp. II (2021)

OTHER QUALIFICATIONS:

- Serves on several not-for-profit boards, including Urban Institute (Vice Chair) and Watson Institute
- Board of Visitors of Columbia Law School
- Member of the board of trustees of the SEC Historical Society
- Member of the American Law Institute
- Former member of the board of trustees of Brown University (Chair, Audit Committee)

SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS:

 Independence

 International Business Experience

 Other Public Company Board Experience

 Corporate Governance

 Financial Services

 Legal/Regulatory/Government

 Financial Expertise/Literacy

 Associations/Public Policy



Amit K. Zavery
Independent

Director Since: 2019

Age: 54

Committee Membership: Audit, Compensation

BACKGROUND:

- President, Chief Product Officer, and Chief Operating Officer of ServiceNow, Inc. (since 2024)
- Vice President/General Manager and Head of Platform for Google Cloud at Google, LLC, 2019-2024
- Previously served in numerous senior leadership roles during his 24 years at Oracle Corporation, where he led Oracle's product vision, design, development, operations, and go-to-market strategy for its cloud platform, middleware and analytics portfolio, and oversaw a global team of more than 4,500 engineers
  - Executive Vice President and General Manager of Oracle Cloud Platform and Middleware products, 2018-2019
  - Senior Vice President, Oracle Cloud Platform and Middleware, 2017

- Senior Vice President, General Manager, Integration Productions, Oracle Cloud Platform, 2014-2017
- Group Vice President & General Manager, Integration Products, Oracle Fusion, Middleware, 2012-2014
- Vice President, Product Management and Strategy, Oracle Fusion Middleware, 2005-2012
- Senior Director, Product Development and Operations, 2000-2005
- Director, Product Management, E-Business Strategy Group, 1999-2000

SPECIFIC EXPERIENCE, QUALIFICATIONS, ATTRIBUTES OR SKILLS:

 Independence

 Technology

 Financial Expertise/Literacy

 Sales/Marketing

 International Business Experience

Director Nomination Process

The Board's membership criteria and nomination procedures are set forth in our Corporate Governance Principles, which outline the minimum qualifications required for potential directors. This criteria is considered by the Board and the Governance and Nominating Committee, together with further knowledge, skills, experiences, or attributes deemed important to our business and the overall composition of the Board, which may change over time. The Board believes each director nominee possesses the experience, skills, and qualities needed to fully perform his or her duties as a director and to contribute to our success.

IDENTIFYING AND EVALUATING CANDIDATES	INTERVIEWING A QUALIFIED CANDIDATE	RECOMMENDING THE CANDIDATE TO THE BOARD
When seeking candidates as Board members, the Governance and Nominating Committee may solicit suggestions from incumbent directors, management or stockholders. From time to time, the Governance and Nominating Committee may retain a search firm to assist the Company with identifying and evaluating Board candidates who have the background, skills and experience that the Governance and Nominating Committee has identified as desired in director candidates.	After conducting an initial evaluation of a potential candidate, the Governance and Nominating Committee will interview that candidate if it believes such candidate might be suitable to be a director. The candidate may also meet with other members of the Board. At the candidate's request, they may also meet with management.	If the Governance and Nominating Committee believes a candidate would be a valuable addition to the Board, it will recommend that candidate's election to the full Board.

The Governance and Nominating Committee will consider director candidates proposed by stockholders, provided that the stockholder recommendation complies with the provisions of the Company's Amended and Restated By-laws (the "*By-laws*") requiring that stockholder submissions be submitted to the Company's Corporate Secretary via mail at 5 Dakota Drive, Lake Success, New York 11042, or via email at **CorporateSecretary@Broadridge.com**, in a timely manner and include the information called for in the By-laws concerning (a) the potential nominee, and (b) the person proposing the nomination, among other requirements. The Governance and Nominating Committee will apply the same standards in considering nominations properly submitted by stockholders as it uses for any other potential nominee.

The By-laws provide that under certain circumstances, a stockholder, or group of up to 50 stockholders, who have maintained continuous ownership of at least three percent of the Company's common stock ("*Common Stock*") for at least three years may nominate and include in our annual meeting proxy statement a number of stockholder-nominated candidates representing no more than 25% of the number of directors then serving on the Board.

The Corporate Governance Principles do not require a fixed number of directors but provide that the optimum size of the Board is eight to 12 directors. Directors are elected at each annual meeting to serve until the next annual meeting and until their respective successors are duly elected and qualified, subject to their earlier death, resignation, or removal. There are no limits on the number of terms a director may serve. However, our Corporate Governance Principles provide for a mandatory retirement age of 72, which becomes applicable after a director has reached their eight-year anniversary on the Board.

Nominee Qualifications

Under the Company's Corporate Governance Principles, two-thirds of the Board must be comprised of directors who are independent based on the applicable rules of the NYSE and the SEC. The NYSE's Listed Company Manual (the "*NYSE Listing Standards*") provides that the Board is required to affirmatively determine which directors are independent and to disclose such determination for each annual meeting of stockholders. No director will be deemed to be independent unless the Board affirmatively determines that the director has no material relationship with the Company, either directly or as an officer, stockholder or partner of an organization that has a relationship with the Company. In its review of director independence, the Board considers all relevant facts and circumstances, including without limitation, commercial, banking, consulting, legal, accounting, charitable, or other business relationships any director may have with the Company in conjunction with the Corporate Governance Principles and Section 303A of the NYSE Listing Standards.

The Board reviewed each director's relationship with the Company and affirmatively determined that all of the directors, other than Mr. Gokey, are independent under applicable NYSE and SEC requirements. Mr. Gokey was determined to not be independent due to his position as our CEO.

Factors and Principles

The Board and Governance and Nominating Committee consider the following factors and principles in evaluating and selecting director nominees:

Independence	Applicable legal and regulatory requirements that govern the composition of the Board, including NYSE and SEC requirements with respect to independence, financial literacy, and other matters
Relevant Experience	The Board should include individuals with experience in areas relevant to the strategy and operations of the Company's businesses such as technology services, or industries that Broadridge serves such as banking and financial services
High-Level Managerial Experience	Directors should have established strong professional reputations and experience in positions with a high degree of responsibility or be leaders in the companies or institutions with which they are affiliated
Character and Integrity	Directors should be individuals with a reputation for integrity and with sufficient time available to devote to the affairs of the Company in order to carry out their responsibilities
Diverse Background	The Board seeks to have a diverse composition, which could include members with diverse backgrounds and perspectives
Skills Complement Existing Board Expertise	The interplay of a nominee's background and expertise with that of other Board members and the extent to which a candidate may make contributions to the Board or a Committee should be considered

Board Nominee Information Matrix

The following matrix provides information regarding our Board nominees, including certain types of knowledge, skills, experiences, and attributes possessed by our directors which our Board believes are relevant to our business and industry. While our Governance and Nominating Committee considers the knowledge, skills, experiences, and attributes listed below in the director nomination process, the matrix does not encompass all of the qualifications of our Board nominees, and the fact that a particular knowledge, skill, experience, or attribute is not listed does not mean that a Board nominee does not possess it. In addition, our Governance and Nominating Committee retains the right to modify the qualifications it considers in the Board nomination process from time to time as it deems appropriate.

Knowledge, Skills, and Experience	R. Duelks	M. Flowers	T. Gokey	B. Keller	M. Markus	E. Murray	A. Nazareth	A. Zavery
Independence Independent pursuant to the applicable rules	●	●		●	●	●	●	●
Other Public Company Board Experience Experience with complex reporting responsibilities and understanding corporate governance trends and commonly faced issues of public companies			●		●	●	●	
Financial Services Experience with the financial services industry and related trends and practices, providing insight into our financial services clients	●	●	●		●	●	●	
Technology Experience with current and developing technologies, including those relevant to our business and the needs of our clients	●	●	●	●		●		●
Financial Expertise/Literacy Experience in understanding, monitoring, and overseeing financial reporting and internal controls	●	●	●	●	●	●	●	●
Cybersecurity Experience with overseeing information security programs or implementing related policies, procedures, and frameworks		●	●	●	●	●		
Sales/Marketing Experience with sales and marketing practices, including with respect to the markets for our services	●	●	●	●	●			●
International Business Experience Experience operating in a global context by managing international enterprises, residence abroad, and understanding diverse business environments, economic conditions, and cultures	●	●	●	●	●	●	●	●
Corporate Governance Experience with corporate governance practices and developments, including with respect to board and management accountability, transparency, and protection of stockholder interests	●	●	●		●	●	●	
Legal/Regulatory/Government Experience with legal, regulatory, and government processes, particularly for the financial services and other regulated industries						●	●	
Associations/Public Policy Trade association or public policy experience						●	●	
Risk Management Experience with risk management of large organizations, particularly technology firms and firms in financial services		●	●		●	●		

Corporate Governance

Corporate Governance Highlights

The Company believes good governance is integral to achieving long-term shareholder value. We are committed to governance policies and practices that serve the interests of the Company and its stockholders. The Board monitors developments in governance best practices to ensure that it continues to meet its commitment to thoughtful and independent representation of stockholder interests.

The following table summarizes certain corporate governance practices:

BOARD OF DIRECTORS	STOCKHOLDER RIGHTS
• Strong independent board leadership • Majority independent directors—7 of the 8 director nominees are independent • Annual election of directors by majority of votes cast in uncontested elections • Directors required to offer to resign if they do not receive majority of votes cast in uncontested elections • Robust stock ownership guidelines and holding period requirements • Annual board and committee evaluation process • Mandatory retirement age of 72 unless director has served for less than eight years • Annual board compensation limits • Audit Committee members cannot serve on more than three public company audit committees • Directors cannot serve on more than four public company boards with further limitations on directors who also serve as public company CEOs • Directors expected to attend the annual meeting of stockholders • Board welcomes stockholder feedback and engagement	• Proxy access By-law provision • No poison pill • Stockholders owning 20% of the voting power of outstanding shares of Common Stock have the right to call a special meeting

Board Structure and Operations

Board Meeting Attendance

Our Corporate Governance Principles provide that the directors are expected to attend regular Board meetings, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Each incumbent director attended 100% of the Board meetings and 99% of the meetings of Committees on which he or she served during 2025. In addition, our directors are expected to attend the Company's annual meeting of stockholders. All of our directors who were members of our Board at the time attended the 2024 annual meeting of stockholders.

	2025 Meetings
Board	6
Audit	8
Compensation	6
Governance and Nominating	5

25
Total Board and Committee Meetings in 2025

100%
Board Meeting attendance in 2025

99%
Committee Meeting attendance in 2025

Beyond the Boardroom

Our Board is invested in the success of our business and their commitment extends beyond regularly scheduled Board and Committee meetings.

DIRECTOR EDUCATION	ON-SITE VISITS	REGULAR DISCUSSIONS
Directors are provided with and encouraged to participate in various external educational opportunities. In addition, we invite internal and external speakers to present to our Board on key topics, such as cybersecurity and regulatory compliance.	Directors periodically visit our different locations, including our production facilities, to interact directly with associates and better understand our operations and culture.	Directors meet regularly one-on-one with members of the executive team and senior management to ensure they stay informed and engaged with leadership. In addition, management presents to the Board on critical topics of interest, such as competition and client relationships.

Board Leadership Structure

Our Corporate Governance Principles do not specify a policy with respect to the separation of the positions of Chairperson and CEO or with respect to whether the Chairperson should be a member of management or a non-management director. The Board recognizes that there is no single, generally accepted approach to providing Board leadership, and given the dynamic and competitive environment in which we operate, the Board's leadership structure may vary as circumstances warrant.

The Board determined that the leadership of the Board is currently best led by an independent Chairperson. The Chairperson provides overall leadership to the Board in its oversight function, while the CEO provides leadership with respect to the day-to-day management and operation of our business. We believe the separation of the offices allows the Chairperson to focus on managing Board matters and allows the CEO to focus on managing our business. To further enhance the objectivity of the Board, the directors, other than Mr. Gokey, are independent.

Pending her re-election to the Board at the 2025 Annual Meeting, Ms. Murray will serve as our Chairperson. Ms. Murray is an independent director and as Chairperson of the Board will have the following duties and responsibilities:

- Calling Board and stockholder meetings
- Presiding at Board and stockholder meetings, including executive sessions of the independent directors
- Approving meeting schedules, agendas, and materials for the Board
- Having the authority to call meetings of the independent directors
- Acting as liaison between the independent directors and the CEO
- If requested by major stockholders, ensuring their availability for consultation and direct communication

If the Board determines to combine the roles of Chairperson and CEO, or if an Executive Chairperson is otherwise appointed, the Board's policy is to appoint a Lead Independent Director. The Lead Independent Director would assume the duties and responsibilities noted above and as set forth in our Corporate Governance Principles in the event the Chairperson is not independent or holds an executive position.

Executive Sessions of Independent Directors

The independent directors hold regularly scheduled executive sessions of the Board and its Committees without Company management present. These executive sessions are chaired by the Lead Independent Director at Board meetings or by the independent Committee Chairs at Committee meetings. The independent directors met in executive session at all of the regularly scheduled Board and Committee meetings held in 2025. In addition, at least once a year, our independent directors meet to review the Compensation Committee's annual performance review of the CEO.

Committees of the Board

The Board has three standing Committees, each of which is comprised solely of independent directors and is led by an independent Chair: Audit Committee, Compensation Committee, and Governance and Nominating Committee. Each Committee operates under a written charter adopted by the Board, which are reviewed and updated annually as appropriate.

Audit Committee   Number of Meetings in 2025: 8

CURRENT MEMBERS:

Pamela L. Carter (Chair)	**Brett A. Keller**	**Annette L. Nazareth**★
Robert N. Duelks	**Maura A. Markus**★	**Amit K. Zavery**
Melvin L. Flowers★		

★ **Financial Expert**

PRIMARY RESPONSIBILITIES

The Audit Committee's responsibilities and authorities include assisting the Board in overseeing the following:

- The Company's systems of internal controls regarding finance, accounting, legal, and regulatory compliance
- The Company's auditing, accounting, and financial reporting processes generally
- The integrity of the Company's financial statements and other financial information provided by the Company to its stockholders and the public
- The Company's practices to ensure adequate risk assessment, risk management, and business continuity
- The Company's information security program, including cybersecurity and data privacy risks and controls
- The Company's compliance with legal and regulatory requirements
- The performance of the Company's Internal Audit Department and independent registered public accountants

In addition, in the performance of its oversight duties and responsibilities, the Audit Committee also reviews and discusses with management the Company's quarterly financial statements and earnings press releases as well as financial information and earnings guidance included therein; reviews periodic reports from management covering changes, if any, in accounting policies, procedures and disclosures; reviews management's assessment of the effectiveness of the internal control over financial reporting to ensure compliance with Section 404 of the Sarbanes-Oxley Act of 2002; and reviews and discusses with the Company's internal auditors and with its independent registered public accountants the overall scope and plans of their respective audits.

INDEPENDENCE AND AUDIT COMMITTEE FINANCIAL EXPERTS

The Board has determined that each of the members of the Audit Committee is independent as defined by NYSE Listing Standards and the rules of the SEC applicable to audit committee members. The Board has determined that Mr. Flowers, Ms. Markus, and Ms. Nazareth qualify as audit committee financial experts as defined in the applicable SEC rules, and that all Audit Committee members are financially literate.

Under the Company's Corporate Governance Principles, Audit Committee members are prohibited from serving on more than three public company audit committees.

Compensation Committee

Number of Meetings in 2025: 6

CURRENT MEMBERS:

Maura A. Markus (Chair)	Brett A. Keller	Annette L. Nazareth	Amit K. Zavery

PRIMARY RESPONSIBILITIES

The Compensation Committee's responsibilities and authorities include:

- Reviewing the Company's compensation strategy
- Reviewing the Company's compensation disclosures in its annual Proxy Statement and Annual Report on Form 10-K filed with the SEC
- Reviewing corporate and individual goals relevant to the compensation of the CEO and other executive officers, and evaluating performance against those goals
- Reviewing the risks associated with the Company's compensation programs
- Approving the compensation of the CEO and other executive officers
- Reviewing and making recommendations to the Board regarding the director compensation program
- Reviewing the Company's human capital strategies, initiatives and programs with respect to the Company's culture, talent, recruitment, retention, and employee engagement

In addition, the Compensation Committee administers the Company's equity-based compensation plans and takes such other action as may be appropriate or as directed by the Board to ensure that the compensation policies of the Company are reasonable and fair.

As necessary, the Compensation Committee consults with Frederic W. Cook & Co. Inc. ("*FW Cook*") as its independent compensation consultant to advise on matters related to our executive officers' and directors' compensation and general compensation programs.

INDEPENDENCE

The Board has determined that each member of the Compensation Committee is independent as defined by NYSE Listing Standards. In addition, each member of the Compensation Committee is independent for purposes of the applicable SEC and tax rules.

Governance and Nominating Committee

Number of Meetings in 2025: 5

CURRENT MEMBERS:

Robert N. Duelks (Chair)   **Pamela L. Carter**   **Melvin L. Flowers**

PRIMARY RESPONSIBILITIES

The Governance and Nominating Committee's responsibilities and authorities include:

- Identifying individuals qualified to become Board members and recommending that the Board select a group of director nominees for each of the Company's annual meetings of stockholders
- Ensuring that the Audit, Compensation, and Governance and Nominating Committees have the benefit of qualified and experienced independent directors
- Developing and recommending to the Board a set of effective corporate governance policies and procedures applicable to the Company
- Reviewing and overseeing the Board and Committee performance evaluation process
- Advising management on the Company's sustainability strategy, policies, programs, and reporting
- Overseeing the Company's governance practices and ethics program

INDEPENDENCE

The Board has determined that each member of the Governance and Nominating Committee is independent as defined by NYSE Listing Standards.

Annual Board and Committee Evaluation Process

The Board conducts an evaluation of its performance and effectiveness as well as that of the three Committees on an annual basis. The purpose of the evaluation is to elicit feedback concerning how the Board and Committees are meeting their responsibilities and to identify opportunities to further improve performance. The Board has delegated to the Governance and Nominating Committee the responsibility to oversee the evaluation process and report the results thereof to the Board, using such resources or methods as it determines to be appropriate, such as the use of an independent, third-party facilitator.

SURVEY OF DIRECTORS

Each member of the Board responds to an anonymous survey regarding the effectiveness of the Board and the Committees on which they serve, including soliciting areas for recommended improvement.

REVIEW OF FEEDBACK

The collective ratings and comments of the directors are compiled and then presented to the Governance and Nominating Committee by its Chair, and to the full Board for discussion and action.

IMPLEMENTATION OF FEEDBACK

Evaluation feedback is incorporated into Board practices and processes, as appropriate.

The Board's Oversight Role

The Board is responsible for overseeing the management of the Company, including a number of specific functions such as the development and execution of business and financial strategies and the effectiveness of Company policies and processes. In fulfilling this obligation, the Board considers the interests of the Company's stockholders and other stakeholders, including clients, employees, suppliers, and the communities in which the Company operates, all of whom are essential to the Company's success. The Board delegates oversight for certain areas to each Committee based on their relevance to the subject matter of the Committee.



BOARD OF DIRECTORS

- Strategic, Operational, and Reputational Risks
- Strategy and Technology
- Succession Planning
- Human Capital Matters (joint with Compensation Committee)
- Sustainability Matters (joint with Governance and Nominating Committee)
- Regulatory and Government Affairs

AUDIT COMMITTEE

- Financial Risks
- Certain Major Business Risks, including Cybersecurity and Data Privacy
- Compliance Risks (joint with Governance and Nominating Committee)
- Related Party Transactions
- Enterprise Risk Management Program

COMPENSATION COMMITTEE

- Compensation Program Design Risk
- Human Capital Matters

GOVERNANCE AND NOMINATING COMMITTEE

- Compliance Risks (joint with Audit Committee)
- Sustainability Matters

Risk Oversight

The responsibilities of the Board include oversight of the Company's risk management processes. The Board has two primary methods of oversight. The first method is through the Company's Enterprise Risk Management ("*ERM*") program through which the Board receives regular reports from management regarding the most significant risks facing the Company. The second is through the functioning of the Board's committees.

Enterprise Risk Management Program

The goal of the ERM program is to provide an ongoing procedure, effected at all levels of the Company across business units and corporate functions, to identify and assess risk, monitor risk, and agree on mitigating action. Central to Broadridge's risk management process is its Risk Committee, which oversees management's identification and assessment of the key risks in the Company and reviews the controls management has in place with respect to these risks. The Risk Committee is chaired by our Chief Financial Officer ("*CFO*") and is comprised of key members of management, including the President, Chief Legal Officer, Chief Technology Officer, Chief Information Security Officer ("*CISO*"), Chief Compliance Officer, and other senior executives of the Company.

Management presents on the ERM program to the full Board annually and provides the Board with quarterly updates on the Company's risk management activities. In addition, at each quarterly Audit Committee meeting, management presents on the ERM program, highlighting a key risk topic, including compliance risks, client and strategy risks, business risks, and technology risks.

Management established the ERM program to ensure a complete Company-wide approach to risk over five distinct but overlapping core areas:

The risks that impact the Company's reputation, including failing to meet the expectations of its clients, investors, employees, regulators, or the public

The risks that could impede the Company from achieving its strategic vision and goals



The risks related to the Company's legal and regulatory compliance requirements and violations of laws

The risks related to maintaining accurate financial statements, and timely and complete financial disclosures

The risks in the processes, people, and technology the Company employs to achieve its strategy, normal business operations, and cybersecurity

Cybersecurity

The Audit Committee assists the Board in its oversight of the Company's information security program, including cybersecurity and data privacy risks and controls. Our CISO provides reports on the Company's cybersecurity program to the Audit Committee, which is attended by all members of the Board, on a quarterly basis. In addition, our Internal Audit function regularly audits our technology and cybersecurity programs and reports to the Audit Committee on its findings.

Compensation Program Risk

Management, with the assistance of FW Cook, performed an annual assessment of our compensation objectives, philosophy, and forms of compensation and benefits for all Broadridge employees, including the executive officers, to determine whether the risks arising from such policies or practices are reasonably likely to have a material adverse effect on the Company. A report summarizing the results of this assessment was reviewed and discussed with the Compensation Committee. The Compensation Committee concluded that Broadridge's compensation program does not create risks that are reasonably likely to have a material adverse effect on the Company.

The key design features in our compensation program that support this conclusion are:

- The compensation program's mix between fixed and variable compensation, annual and long-term compensation, and cash and equity compensation is designed to encourage strategies and actions that are in Broadridge's and its stockholders' long-term best interests
- Equity awards with multi-year vesting periods provide for significant long-term wealth creation for executive officers when the Company provides meaningful total shareholder return over a sustained period
- The Compensation Committee reviews and approves executive officer objectives to ensure that goals are aligned with the Company's business plans, achieve the proper risk/reward balance, and do not encourage unnecessary or excessive risk taking
- Incentive-based and certain other compensation of the executive officers is subject to recovery under Broadridge's Clawback Policy ("*Clawback Policy*")
- Broadridge maintains robust stock ownership guidelines and retention and holding period requirements
- Broadridge maintains a "double-trigger" Change in Control Severance Plan for Corporate Officers (the "*CIC Plan*") and an Officer Severance Plan (the "*Officer Severance Plan*") in order to retain executives while ensuring that they make the best decisions for the Company

Strategy and Technology

One of the Board's key responsibilities is overseeing the Company's strategy. Our directors keep informed about the Company's business and strategy in order to provide guidance to management in formulating and developing strategic plans and priorities. Our Board regularly discusses the key priorities of our Company and advises on the Company's long-term strategy.

- Annually, the Board conducts an extensive review of the Company's long-term strategic plan including its annual operating plan and acquisition performance
- At every regular Board meeting, the Board is provided with in-depth reviews of the Company's technology strategy and core businesses and related strategies and the Company's progress against its strategic goals in a rotation, such that each core business and related strategy is covered in detail annually. Throughout the year, the Audit Committee members receive presentations on the status of the Company's acquisitions
- Throughout the year, management provides information sessions to the Board on critical topics of interest, such as competition, client relationships, and artificial intelligence
- Our independent directors also hold regularly scheduled executive sessions without Company management present, at which strategy is discussed

Human Capital Matters

Broadridge is focused on developing an inclusive and respectful work environment that allows our associates to reach their full potential professionally. The success of Broadridge's associates is key to the Company's success, and the Board and Compensation Committee both work with management to provide oversight on a broad range of human capital management topics.

Our human capital strategies are developed and managed by our Chief Human Resources Officer, who reports to the Chief Executive Officer, and are overseen by the Board and the Compensation Committee. The Board believes that succession planning and human capital management are vital to Broadridge's success. The Board is actively engaged and involved in executive officer talent management and provides input on important decisions in this area. The Board annually reviews the Company's leadership bench and succession planning and regularly meets with senior management. In addition, the Board receives regular updates on talent and other human capital matters. The Compensation Committee's oversight includes initiatives and programs that concern our compensation, benefits, culture, talent, recruitment, retention, and associate engagement.

Regulatory and Government Affairs

We believe it is in the best interests of the Company and its stockholders to engage constructively and responsibly in the public policy and political process to advance and protect our long-term interests. Therefore, we may participate in the development of public policy that addresses issues affecting our industry, business, products, clients, associates, and communities. We do so in various ways, including educational outreach to elected officials on key public policy issues related to the Company's business, and facilitating voluntary political giving by eligible associates and directors through the Broadridge Financial Solutions Political Action Committee (the "*Broadridge PAC*"). The Company's political activities and related spending reflects the interests of the Company and its stockholders, and not those of any individual director, officer or associate.

The Board has adopted a Political Contributions Policy to help ensure that any political contributions and expenditures are done in a manner consistent with the Company's commitment to the highest standards of ethics and business integrity and to protect and enhance shareholder value. In addition, the Board has oversight responsibility over the Company's regulatory and government affairs and reviews Broadridge PAC spending, corporate expenditures to influence public policy, dues and other contributions to trade associations, and the Company's lobbying priorities and activities.

Our Political Contributions Policy provides that no Company resources, including the use of Company premises, equipment or property, or Company funds, may be contributed to any federal, state or local political candidate, political committee (other than for the administrative or solicitation expenses of the Broadridge PAC, as permitted by law), political party, state ballot measure committee or to any other organization for the purpose of attempting to influence elections or ballot measures. Additionally, our Political Contributions Policy prohibits contributions to social welfare organizations formed under Section 501(c)(4) of the Internal Revenue Code of 1986, as amended (the "*Code*"), and Code Section 527 political organizations not registered with the Federal Election Commission or any state campaign finance regulator.

We invite you to visit our website to see our Political Contributions Policy and for certain disclosures regarding our political contributions and activities. Information contained on our website is not incorporated into or a part of this Proxy Statement.

Stockholder Engagement and Director Communications

Stockholder Engagement

Our Board believes that regular communication with our stockholders is essential to our long-term success. Throughout the year, our CEO, CFO, and Investor Relations team regularly engage with our stockholders at industry and investment community conferences, investor road shows, and analyst meetings. Discussion topics included Broadridge's business model, growth strategy, financial and sales performance, Company leadership, industry positioning, capital allocation model, acquisition strategy, capital return plan, and product development.

Corporate governance engagement with our investors is also an important focus at Broadridge. In 2025, as part of Broadridge's stewardship and engagement, we invited our largest investors to discuss any topics they desire. Our Chief Legal Officer, Corporate Secretary, and Investor Relations team participated in these engagement efforts. We believe these engagement efforts with our stockholders will allow us to better understand our stockholders' priorities and perspectives and provide us with useful input concerning our corporate governance practices.

OUR ENGAGEMENT IN 2025

During fiscal year 2025, we met with over 400 current and prospective investors via individual meetings, conferences, and roadshows throughout the year, including engaging with our 10 largest stockholders representing 42% of our outstanding shares

HOW WE ENGAGED WITH INVESTORS

- We hosted quarterly conference calls
- We maintained an active dialogue with investors and analysts regarding key topics about our business
- We participated in investor conferences

- We regularly reported our investors' views to our Board
- We continue to publish an annual sustainability report

ENGAGEMENT TOPICS

- Broadridge's business model and growth strategy
- Financial performance and capital allocation
- Long-term outlook relative to our three-year financial objectives
- Key risks to our business, including cybersecurity and data privacy

- Corporate governance matters, including composition of the Board of Directors
- Our Executive Leadership Team and executive compensation program
- Sustainability-related topics, including our environmental initiatives

WE TOOK THE FOLLOWING ACTIONS IN RESPONSE TO OUR INVESTOR FEEDBACK:

- For fiscal year 2026, the Compensation Committee approved adding organic Recurring revenue growth as an additional performance measure for our performance-based restricted stock units. This change was made to better align our program with prevalent market practices and be responsive to feedback provided by some investors as part of our engagement process

In addition to engaging our institutional investors, we are committed to ensuring our retail investors have a forum to engage with our Company. In fiscal year 2025, Broadridge hosted a series of update calls for retail investors using our Virtual Shareholder Meeting platform. Content shared on those calls included recaps of recent performance and overviews of the Broadridge business model. Individual shareholders who registered through the platform were able to submit live questions which were answered by Company management during each call.

Management regularly communicates with the full Board and the relevant Board Committees regarding our investors' views. We have had success engaging with our stockholders to understand their questions or concerns, and we remain committed to these efforts on an ongoing basis. We welcome feedback from all current and prospective stockholders, who may contact our Investor Relations team by emailing **broadridgeir@Broadridge.com**.

Communications with the Board of Directors

All interested parties who wish to communicate with the Board or any of the non-management directors, may do so by writing to the Company's Corporate Secretary at Broadridge Financial Solutions, Inc., 5 Dakota Drive, Lake Success, New York 11042, or emailing **CorporateSecretary@Broadridge.com**, and specifying the intended recipient. All such communications, other than unsolicited commercial solicitations or communications, will be forwarded to the appropriate director for review. Any such unsolicited commercial solicitation or communication not forwarded to the appropriate director will be available to any non-management director who wishes to review it. The Governance and Nominating Committee, on behalf of the Board, will review communications it may receive concerning the Company's corporate governance processes and will make recommendations to the Board based on such communications.

Sustainability

We are committed to our people, communities, and the environment. We know that the stronger our commitments to sustainable practices are internally and in our communities, the more value we can bring to the marketplace. The Service-Profit Chain, which directly connects associate engagement, client satisfaction, and the creation of shareholder value, has always been the foundation of our success and our commitment to a sustainable approach.

 **Associate Impact:** We recognize our long-term success and ability to innovate are directly tied to how we engage and develop our associates and encourage them to bring their best selves to work. Broadridge supports eight associate-led networks where associates can find peer support and community, shape company policy and culture, receive mentorship from senior members, and develop their careers. While our Associate Networks each have a specific focus, membership is open to everyone at Broadridge.

 **Corporate Citizenship:** Giving back is woven into the fabric of our culture, empowering associates to make a meaningful impact in the communities where we live and work. Through the Broadridge Foundation, we put our core values into action to identify meaningful ways to engage with our communities, drive local impact, and effect lasting change. We offer paid time off for our associates to engage in volunteer-driven initiatives, whether in support of Broadridge partnerships or other organizations for which they feel passionate.

 **Environmental:** We are dedicated to reducing our greenhouse gas emissions and supporting education and awareness of sustainability initiatives throughout our company and communities. As part of our long-standing pledge to corporate sustainability and global environmental stewardship, Broadridge has committed to, and is developing a strategy to, reach net zero greenhouse gas (GHG) emissions by the year 2050.

Our Sustainability Report and more information on our sustainability initiatives are available on our website at **broadridge.com/about/sustainability**. Information contained on our website is not incorporated into or a part of this Proxy Statement.

Other Corporate Governance Policies, Practices, and Documents

Corporate Governance Principles

The Board adopted the Corporate Governance Principles to promote the effective functioning of the Board and its Committees, to promote the interests of stockholders, and to ensure a common set of expectations as to how the Board and its Committees, individual directors, and management should perform their functions. The Board reviews and approves the Corporate Governance Principles annually.

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics (the "*Code of Business Conduct*") that applies to the Company's directors, executive officers, and associates, including the Company's principal executive officer, principal financial officer, and chief accounting officer. All Broadridge associates, including executive officers and directors, are required, on an annual basis, to acknowledge receipt of and compliance with the Code of Business Conduct. The Company will post on its website any amendment to the Code of Business Conduct and any waiver of the Code of Business Conduct granted to any of its directors or executive officers to the extent required by applicable NYSE and SEC rules.

Website Access to Corporate Governance Documents

Copies of the charters of the Committees of the Board, Corporate Governance Principles, and Code of Business Conduct are available on our Investor Relations website at **broadridge-ir.com/governance/governance-documents** or by writing to the Company's Corporate Secretary at Broadridge Financial Solutions, Inc., 5 Dakota Drive, Lake Success, New York 11042, or emailing **CorporateSecretary@Broadridge.com**. Information contained on our website is not incorporated into or a part of this Proxy Statement.

Certain Relationships and Related Transactions

The Company maintains a written Related Party Transactions Policy. Under this policy, any transaction between the Company and a "related person" in which such related person has a direct or indirect material interest must be submitted to our Audit Committee for review, approval, or ratification.

A "related person" means a director, executive officer, nominee for election as a director of the Company or beneficial holder of more than five percent of the Company's outstanding Common Stock, or any immediate family member of the foregoing, as well as any entity at which any such person is employed, is a partner or principal (or holds a similar position) or is a beneficial owner of 10% or greater of a direct or indirect equity interest. Our directors and executive officers must promptly inform our Chief Legal Officer of any plan to engage in a potential related party transaction.

This policy requires our Audit Committee to be provided with full information concerning the proposed transaction, including the risks and benefits to the Company and the related person, any alternative means by which to obtain like products or services, and the terms of a similar transaction with an unaffiliated third party. In considering whether to approve any such transaction, the Audit Committee will consider all relevant facts and circumstances, including the nature of the interest of the related person in the transaction and the terms of the transaction. Specific types of transactions are pre-approved under the policy, such as, for example, transactions in which the related person's interest derives solely from his or her service as a director of another entity that is a party to the transaction.

In fiscal year 2025, the Company did not engage in any related party transaction in which the amount involved exceeded $120,000. In addition, the Code of Business Conduct prohibits Company personnel, including members of the Board, from exploiting their positions or relationships with Broadridge for personal gain. The Code of Business Conduct provides that there shall be no waiver of any part of the Code of Business Conduct, except by a vote of the Board or a designated committee, which will ascertain whether a waiver is appropriate and ensure that the waiver is accompanied by appropriate controls designed to protect Broadridge. The Company will post on its website any amendment to the Code of Business Conduct and any waiver of the Code of Business Conduct granted to any of its directors or executive officers to the extent required by applicable NYSE and SEC rules.

Compensation of Directors

Fiscal Year 2025 Non-Management Director Compensation

The compensation of our non-management directors is determined by the Compensation Committee upon review of recommendations from the Compensation Committee's independent compensation consultant, FW Cook. For fiscal year 2025, the directors' annual retainer was increased by $20,000, split equally between the cash retainer and equity retainer. The equity retainer is split evenly into deferred stock units ("*DSUs*") and stock options.

All of our directors are non-management directors, other than Mr. Gokey and Mr. Daly, who are our CEO and our Executive Chairman, respectively. The compensation paid to Mr. Gokey is reflected in the "Summary Compensation" table on page 59 of this Proxy Statement. Although Mr. Daly is one of our executive officers, he is not an NEO for fiscal year 2025 because he is not one of the three most highly compensated executive officers for the year. Mr. Gokey and Mr. Daly do not receive any additional compensation for their service on the Board.

Non-Management Director Compensation Structure

For fiscal year 2025, non-management directors received the following compensation for their service on our Board and Committees:



ANNUAL RETAINER

$100,000
Annual Cash Retainer

$200,000
Annual Equity Retainer split evenly into DSUs and stock options[1]

COMMITTEE RETAINERS[2]

AUDIT COMMITTEE
$15,000

COMPENSATION COMMITTEE
$10,000

GOVERNANCE AND NOMINATING COMMITTEE
$10,000

ADDITIONAL RETAINERS[2]

LEAD INDEPENDENT DIRECTOR
$140,000[3]

AUDIT COMMITTEE CHAIR
$20,000

COMPENSATION COMMITTEE CHAIR
$15,000

GOVERNANCE AND NOMINATING COMMITTEE CHAIR
$15,000

[1]   DSUs and stock options are granted annually in November and vest at grant.

[2]   All cash retainers are paid on a quarterly basis.

[3]   The Lead Independent Director additional retainer is comprised of $72,500 in cash and $67,500 in equity (split evenly between DSUs and stock options).

Directors may participate in the Broadridge Director Deferred Compensation Plan (the "*Deferred Compensation Plan*") which allows them to defer their cash compensation into grants of DSUs that settle in shares of Common Stock. The number of DSUs awarded is determined by dividing the quarterly cash payment by the closing price of Common Stock on the day before cash payments are made. This election is made annually prior to the beginning of the calendar year in which the retainers and fees are earned and is irrevocable for the entire calendar year. Accounts are credited with dividend equivalents in the form of additional DSUs on a quarterly basis as dividends are declared by the Board. Participants' DSUs convert to shares of Common Stock upon their departure from the Board either in a lump sum amount or in installments for up to five years, as previously elected by the director.

Non-management directors received annual grants of stock options and DSUs under the 2018 Omnibus Award Plan (the "*2018 Omnibus Plan*") approved by the Company's stockholders at the 2018 annual meeting of stockholders. The number of shares comprising each director's equity awards is determined at the time of grant based on a 30-day average stock price prior to the distribution of meeting materials, and, for stock options, the binomial stock option valuation method.

All stock options are granted with an exercise price equal to the closing price of Common Stock on the date of grant. All stock options granted to our non-management directors are fully vested upon grant and have a term of 10 years. Following separation from service on the Board, outstanding stock options held by directors expire at the earlier of the expiration of the option term and three years. All DSUs are granted at the same time as stock options, are fully vested upon grant, and will settle as shares of Common Stock upon the director's separation from service on the Board. DSUs are credited with dividend equivalents in the form of additional DSUs on a quarterly basis as dividends are declared by the Board.

Stockholder-Approved Cap on Pay

Our stockholders approved a cap on non-management director pay as part of the 2018 Omnibus Plan. The cap imposes an annual limit of $750,000 on cash fees paid and equity awards that may be granted to any non-management director during the fiscal year. Our current compensation program for non-management directors is below this limit.

Stock Ownership Guidelines

The stock ownership guidelines for the non-management directors provide that each non-management director is expected to accumulate an amount of Common Stock or DSUs equal in value to 10 times their annual cash retainer. Stock option awards and cash-settled phantom stock will not count as shares of Common Stock for purposes of this calculation.

In addition, the guidelines provide that:

- A non-management director should retain at least 50% of the net profit shares realized after the exercise of stock options until the 10 times annual cash retainer ownership level is reached. Net profit shares are the shares remaining after the sale of shares to fund payment of the stock option exercise price, tax liability, and transaction costs owed due to exercise.

- After the ownership level is met, the non-management director must continue to hold at least 50% of future net profit shares for one year.

Due to the holding requirement, there is no minimum time period in which the directors are required to achieve the stock ownership multiple.

All of our non-management directors have met the stock ownership multiple, other than the two directors who have joined the Board since 2019 and are making progress toward meeting the multiple.

Other Compensation

Non-management directors may participate in the Broadridge Matching Gift Program (the "*Matching Gift Program*") up to a maximum Company contribution of $10,000 per calendar year. Effective July 2025, this amount was increased to $15,000 per calendar year.

The non-management directors are also reimbursed for their reasonable expenses in connection with attending Board and Committee meetings and other Company events.

Non-Management Director Compensation Table

The table below sets forth the compensation paid to our non-management directors in fiscal year 2025.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
Leslie A. Brun[5]	$ 86,250	—	—	—	$ 86,250
Pamela L. Carter	$145,000	$104,222	$104,352	$10,000	$363,574
Robert N. Duelks	$140,000	$104,222	$104,352	$10,000	$358,574
Melvin L. Flowers	$125,000	$104,222	$104,352	$ 9,000	$342,574
Brett A. Keller	$125,000	$104,222	$104,352	$10,000	$343,574
Maura A. Markus	$140,000	$104,222	$104,352	$10,000	$358,574
Eileen K. Murray	$160,625	$139,494	$139,608	$10,000	$449,727
Annette L. Nazareth	$125,000	$104,222	$104,352	$10,000	$343,574
Amit K. Zavery	$125,000	$104,222	$104,352	$ 9,900	$343,474

(1)   Represents the amount of cash compensation payable for fiscal year 2025 Board and Committee service. Several directors deferred all or part of fiscal year 2025 cash compensation into grants of DSUs under the Deferred Compensation Plan: 545 DSUs (Mr. Keller); 611 DSUs (Ms. Markus); 697 DSUs (Ms. Murray); 545 DSUs (Ms. Nazareth); and 533 DSUs (Mr. Zavery).

(2)   Represents the aggregate grant date fair value of the annual DSU awards granted during fiscal year 2025 (excluding DSUs granted under the Deferred Compensation Plan), computed in accordance with Financial Accounting Standards Board's Accounting Standards Codification 718, Compensation – Stock Compensation ("*FASB ASC Topic 718*"). See Note 16, "Stock-Based Compensation" to the consolidated financial statements included in our 2025 Form 10-K (the "*2025 Consolidated Financial Statements*") for the relevant assumptions used to determine the valuation of these awards. The total number of DSUs outstanding for each non-management director as of June 30, 2025 is as follows: 5,163 (Ms. Carter); 20,358 (Mr. Duelks); 2,173 (Mr. Flowers); 8,392 (Mr. Keller); 13,803 (Ms. Markus); 1,816 (Ms. Murray); 2,173 (Ms. Nazareth); and 3,487 (Mr. Zavery). These amounts include dividend-equivalent DSUs credited during fiscal year 2025 and exclude DSUs granted under the Deferred Compensation Plan.

(3)   Represents the aggregate grant date fair value of option awards granted during fiscal year 2025 computed in accordance with FASB ASC Topic 718. See Note 16, "Stock-Based Compensation" to the 2025 Consolidated Financial Statements for the relevant assumptions used to determine the valuation of these awards. The total number of stock options outstanding for each non-management director as of June 30, 2025, all of which are exercisable, is as follows: 14,763 (Ms. Carter); 17,564 (Mr. Duelks); 9,175 (Mr. Flowers); 26,424 (Mr. Keller); 26,424 (Ms. Markus); 7,438 (Ms. Murray); 5,510 (Ms. Nazareth); and 14,763 (Mr. Zavery).

(4)   Represents Company-paid contributions made to qualified tax-exempt organizations under the Matching Gift Program on behalf of the non-management directors. The Company matches 100% of all contributions made by its non-management directors to qualified tax-exempt organizations, up to a maximum Company contribution of $10,000 per calendar year. Amounts shown reflect total Company matching contributions in each fiscal year, and therefore may be greater than the calendar year maximum.

(5)   Mr. Brun retired from the Board following the 2024 annual meeting of stockholders, held on November 14, 2024.

Our Executive Officers

Name	Age	Position
Timothy C. Gokey	64	CEO and Director
Christopher J. Perry	63	President
Richard J. Daly	72	Executive Chairman
Thomas P. Carey	54	Corporate Vice President, Global Technology and Operations (*"GTO"*)
Douglas R. DeSchutter	55	Corporate Vice President, Investor Communication Solutions (*"ICS"*)
Ashima Ghei	45	Corporate Vice President, CFO
Hope M. Jarkowski	50	Corporate Vice President, Chief Legal Officer
Richard J. Stingi	61	Corporate Vice President, Chief Human Resources Officer

Timothy C. Gokey is our CEO and a member of our Board. Mr. Gokey's biographical information is set forth in "Proposal 1—Election of Directors" starting on page 9 of this Proxy Statement.

Christopher J. Perry is our President. Mr. Perry served as our Corporate Senior Vice President, Global Sales, Marketing and Client Solutions since joining Broadridge in 2014 until he was appointed to his current role in 2020. Prior to joining Broadridge, Mr. Perry held numerous roles at Thomson Reuters and its predecessor, Thomson Financial. He was Global Managing Director of Risk for the Financial & Risk division of Thomson Reuters. In this role, he was the general manager of a global segment and was responsible for overseeing Governance, Risk, Compliance, as well as Pricing and Reference services. From 2011 to 2013, he was President, Global Sales & Account Management at the Financial & Risk division of Thomson Reuters. From 2006 to 2010, he served as President, Americas for Thomson Reuters and its predecessor, Thomson Financial. Mr. Perry was elected to the board of directors of Verisk Analytics, Inc. in 2025. He also serves on the board of directors of the Financial Services Institute and previously served as a board member of The RepTrak Company from 2021 to 2024. He is an advisory director of British American Business, a membership organization that enables transatlantic commerce. He also serves on the boards of the Make-A-Wish Foundation of New Jersey, the United Way of New York City, and is the Vice Chair of the Community Food Bank of New Jersey. Mr. Perry also serves as the Treasurer and a member of the Board of Trustees of Lewis University.

Richard J. Daly is the Executive Chairman of our Board and is our former CEO. He served as our CEO from 2007 to 2019 and has served as our Executive Chairman since 2019. From 2014 to 2017, he served as our President. Prior to the 2007 spin-off of Broadridge from Automatic Data Processing Inc. (*"ADP"*), Mr. Daly served as Group President of the Brokerage Services Group of ADP. He is a member of the Advisory Board of the NACD and a member of the Listed Company Advisory Board of the NYSE. He is recognized as an NACD Directorship 100 Governance Professional. He is a member of the Economic Club of New York and a member of the Advisory Board of the Ira M. Millstein Center for Global Markets and Corporate Ownership of Columbia Law School. Mr. Daly is a Director of the SIFMA Foundation, a financial literacy program that serves 600,000 students a year. He is also the founding Treasurer of the Make-A-Wish Foundation of Suffolk County, Inc. and now serves as an Honorary Director.

Thomas P. Carey is our Corporate Vice President, GTO. He has held the position of President of our GTO business segment since October 2018 and is responsible for all aspects of that business. In 2024, his role was expanded to include oversight of our India operations, and in July 2025, he also took on responsibility for overseeing Enterprise Product Management for the Company. Previously, Mr. Carey led Broadridge's International business with responsibility for all lines of business in the EMEA and APAC regions from 2017 to 2018. Mr. Carey joined ADP in 1992 and has held various roles with increasing responsibility at ADP and Broadridge, including as head of technology for the international business of ADP's Brokerage Services Group from 2001 to 2004, and Chief Operating Officer of the international business of ADP's Brokerage Services Group from 2004 to 2008. From 2009 to 2017, Mr. Carey led the international business of Broadridge's GTO segment.

Douglas R. DeSchutter is our Corporate Vice President, ICS. He was named President of the ICS business in July 2025 and is responsible for all aspects of that business. He previously served as Co-President of the ICS business from 2023 to 2025. Previously, he served as the Corporate Vice President, Bank Broker-Dealer, Customer Communications, and Digital Center of Excellence and was responsible for our Bank Broker-Dealer business, Customer Communications business, and overall digital strategy from 2022 to 2023. Mr. DeSchutter was responsible for our Customer Communications business from 2017 to 2022 and held various other roles in our ICS businesses from 2009. Mr. DeSchutter was our Chief Strategy and Business Development Officer, responsible for mergers and acquisitions and strategy, from 2007 to 2009. Prior to the spin-off of Broadridge from ADP in 2007, Mr. DeSchutter served in various capacities at ADP in corporate development and strategy. Prior to joining ADP in 2002, he was Vice President of Mergers & Acquisitions at Lehman Brothers focusing on the technology sector.

Ashima Ghei is our CFO, having assumed this role in December 2024 after serving as our Interim CFO since July 1, 2024. Ms. Ghei previously served as the Chief Financial Officer of Broadridge's ICS business from January 2022 until July 2024. Prior to joining Broadridge, Ms. Ghei spent 18 years at American Express, where she held a range of increasingly senior roles in finance and business strategy, most recently serving as the Head of Merchant Pricing for the Americas from 2017 to 2021.

Hope M. Jarkowski is our Corporate Vice President and Chief Legal Officer. She joined Broadridge in May 2024. Ms. Jarkowski oversees Broadridge's legal, compliance, regulatory, and government affairs functions. She serves as the primary legal advisor to senior management and the Board of Directors and helps lead Broadridge's internal policy efforts. Ms. Jarkowski joined Broadridge from the NYSE, where she most recently served as General Counsel from 2022 to April 2024, providing legal counsel and regulatory strategy across the NYSE's business segments. Prior to this, from 2020 to 2022, she served as Head of Equities for the NYSE with responsibility for strategy, product development, and relationship management. From 2016 to 2020, she served as co-head of Regulatory Affairs for NYSE's parent, Intercontinental Exchange, Inc. From 2022 to 2024, Ms. Jarkowski was on the Board of Directors of the Depository Trust and Clearing Corporation. She is currently a member of the National Board of Directors for the Junior Achievement USA.

Richard J. Stingi is our Corporate Vice President, Chief Human Resources Officer. He was appointed our Chief Human Resources Officer in February 2021 after serving as Interim Chief Human Resources Officer from September 2020. He leads all functions related to global talent management practices, including associate engagement and retention, training and development, talent acquisition, total rewards, succession planning, and culture building. Prior to joining Broadridge in 2013 as the lead HR Business Partner for our GTO business and Corporate Functions, Mr. Stingi spent 22 years at Goldman Sachs as a Managing Director in their Human Capital Management Division.

Stock Ownership Information

Security Ownership of Executive Officers and Directors

The following table shows the number of shares of Common Stock beneficially owned by (a) each of our directors, (b) each of our director nominees, (c) each NEO, and (d) by all directors, director nominees, and current executive officers as of July 31, 2025, as a group.

Unless otherwise noted, the beneficial owners exercise sole voting and/or investment power over their shares. The address of each person named in the table below is c/o Broadridge Financial Solutions, Inc., 5 Dakota Drive, Lake Success, New York 11042.

Beneficial Owner	Number of Shares[1][2]	Percentage of Shares Beneficially Owned[3]
Thomas P. Carey	51,363	*
Pamela L. Carter	22,024	*
Richard J. Daly[4]	148,254	*
Robert N. Duelks[5]	68,810	*
Melvin L. Flowers	11,356	*
Ashima Ghei	6,619	*
Timothy C. Gokey	701,213	*
Hope M. Jarkowski	4,076	*
Brett A. Keller	42,309	*
Maura A. Markus	57,529	*
Eileen K. Murray	10,969	*
Annette L. Nazareth	13,898	*
Christopher J. Perry	55,849	*
Amit K. Zavery	22,495	*
All directors, director nominees, and current executive officers as a group (16)	1,325,075	1.1%

* Represents beneficial ownership of less than one percent of the issued and outstanding shares of our Common Stock as of July 31, 2025.

[1] Amounts reflect vested stock options and stock options that will vest within 60 days of July 31, 2025. If shares are acquired, the director or executive officer would have sole discretion as to voting and investment. The shares beneficially owned include: (i) the following shares subject to such options granted to the following directors or executive officers: 45,286 (Mr. Carey), 14,763 (Ms. Carter), 12,064 (Mr. Daly), 17,564 (Mr. Duelks), 9,175 (Mr. Flowers), 2,662 (Ms. Ghei), 558,149 (Mr. Gokey), 4,075 (Ms. Jarkowski), 26,424 (Mr. Keller), 26,424 (Ms. Markus), 7,438 (Ms. Murray), 5,510 (Ms. Nazareth), 7,480 (Mr. Perry), and 14,763 (Mr. Zavery); and (ii) 838,315 shares subject to such options granted to all directors and executive officers as a group.

[2] Amounts provided for each director, other than Mr. Gokey and Mr. Daly, include DSU awards which are fully vested upon grant, and will settle as shares of Common Stock upon the director's separation from service on the Board. The DSUs are credited with dividend equivalents in the form of additional DSUs on a quarterly basis as dividends are declared by the Board.

[3] The percentage of shares beneficially owned is based upon 117,129,320 shares of Common Stock outstanding as of July 31, 2025.

[4] Includes 15,000 shares of Common Stock held by The EED 2012 Trust, 15,000 shares of Common Stock held by The KLD 2012 Trust, and 2,700 shares of Common Stock held by the Daly Family Grandchildren's 2020 Trust, trusts formed for the benefit of Mr. Daly's children and grandchildren. Mr. Daly and his wife are co-trustees of these trusts.

[5] Includes 4,960 shares indirectly owned by Mr. Duelks and his wife through BOMAR II LLC, 8,853 shares held by the Robert N. Duelks Revocable Trust dated January 11, 2007, and 17,000 shares held by the Mary E. Duelks Revocable Trust dated January 11, 2007. Ownership in BOMAR II LLC is held by various Grantor Retained Annuity Trusts in which Mr. Duelks and his wife act as trustees.

Five Percent Owners of Common Stock

Beneficial Owner	Number of Shares	Percentage of Shares Beneficially Owned[3]
The Vanguard Group, Inc.[1]	13,950,662	11.91%
BlackRock, Inc.[2]	9,754,088	8.33%

[1]   Based on information as of December 29, 2023 contained in a Schedule 13G/A filed on February 13, 2024 by The Vanguard Group, Inc. ("*Vanguard Group*"). Vanguard Group has sole dispositive power with respect to 13,441,422 shares of Common Stock, shared voting power with respect to 161,266 shares of Common Stock, and shared dispositive power with respect to 509,240 shares of Common Stock. The address of Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

[2]   Based on information as of December 31, 2023 contained in a Schedule 13G/A filed on January 25, 2024 by BlackRock, Inc. ("*BlackRock*"), BlackRock reported sole voting power with respect to 8,945,676 shares of Common Stock and sole dispositive power with respect to 9,754,088 shares of Common Stock. The address of BlackRock is 50 Hudson Yards, New York, NY 10001.

[3]   The percentage of shares beneficially owned is based upon 117,129,320 shares of Common Stock outstanding as of July 31, 2025.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), requires the Company's executive officers, directors and persons who own more than 10% of our Common Stock to file initial reports of ownership and changes in ownership with the SEC. To the Company's knowledge, with respect to the fiscal year ended June 30, 2025, all applicable filings were timely made, except a Form 4 report for each of our non-management directors in connection with the payment of the Company's regular quarterly dividend on the Common Stock underlying DSUs previously issued was late due to an administrative error. These reports were due on January 7, 2025 and were subsequently filed on January 10, 2025.

Advisory Vote to Approve Compensation of Our Named Executive Officers (the Say on Pay Vote)

In recognition of the interest the Company's stockholders have in the Company's executive compensation policies and practices, and in accordance with the requirements of Section 14A of the Exchange Act, this proposal provides the Company's stockholders with an opportunity to cast an advisory vote on the compensation of the NEOs, as disclosed pursuant to the SEC's compensation disclosure rules in this Proxy Statement.

As described in more detail in the "Compensation Discussion and Analysis" beginning on page 40 of this Proxy Statement, the Company has adopted an executive compensation program that reflects the Company's philosophy that executive compensation should be structured to align each executive's interests with the interests of our stockholders.

The mix of compensation elements for the NEOs, and particularly the CEO, is more heavily weighted towards variable, performance-based compensation than for the balance of the Company's executive officers. This is intended to ensure that the executives who are most responsible for overall performance and changes in shareholder value are held most accountable for results. For fiscal year 2025, approximately 93% of the target TDC of our CEO, Mr. Gokey, and approximately 82% of the target TDC of our other NEOs (on average), is at risk and tied primarily to the growth and profitability of the Company.

Broadridge demonstrated another year of strong growth in fiscal year 2025 with 7% Recurring revenue growth constant currency and 11% Adjusted EPS growth. In line with the Company's strong overall financial performance in fiscal year 2025, the annual cash incentive payments for the NEOs ranged from 95% to 98% of their targets.

Based on these factors, the Compensation Committee concluded that fiscal year 2025 compensation was well aligned with our performance for the year and that the connection between pay and performance is strong.

The stockholder vote on this proposal is not intended to address any specific element of compensation, but rather the overall compensation of our NEOs. This vote is advisory and will not be binding on the Company. However, the Board and the Compensation Committee will review and consider the voting results when evaluating future compensation decisions relating to our NEOs.

 **The Board recommends a vote FOR the approval of the compensation of our Named Executive Officers as disclosed in this Proxy Statement**

Executive Compensation

Compensation Discussion and Analysis

This section of the Proxy Statement explains the design and operation of our executive compensation program with respect to the following NEOs listed in the "Summary Compensation" table on page 59.

Our Named Executive Officers


TIMOTHY C. GOKEY
CEO and Director


ASHIMA GHEI
Corporate Vice President,
Chief Financial Officer


CHRISTOPHER J. PERRY
President


THOMAS P. CAREY
Corporate Vice President, GTO


HOPE M. JARKOWSKI
Corporate Vice President,
Chief Legal Officer

CD&A Roadmap

Our Compensation Discussion and Analysis is presented as follows:

EXECUTIVE SUMMARY	2025 COMPENSATION DESIGN AND DETERMINATION	ROLES AND PROCESSES FOR EXECUTIVE COMPENSATION DECISION-MAKING	COMPENSATION GOVERNANCE
Provides an overview of our executive compensation practices, programs, and processes, as well as our key principles. **Page 41**	Explains executive compensation decisions made for fiscal year 2025. **Page 45**	Discusses the roles of the Compensation Committee, their compensation consultant, and management, as well as peer group formation. **Page 52**	Discusses the Company's stock ownership and retention and holding periods, Clawback Policy, Insider Trading Policy, prohibition on hedging and pledging, severance plan, and the use of employment agreements and offer letters. **Page 55**

Executive Summary

Philosophy and Objectives of our Executive Compensation Program

The philosophy underlying our executive compensation program is founded on three primary principles, which include:

HIRE AND MOTIVATE TALENTED EXECUTIVES	PAY FOR PERFORMANCE	ALIGN COMPENSATION WITH STOCKHOLDER VALUE
Compensation is market competitive to attract, engage, and retain executives who will help ensure our future success. Program is designed to motivate and inspire behavior that fosters a high-performance culture while maintaining a reasonable level of risk and adherence to the highest standards of corporate governance.	Program provides a clear connection between compensation and performance. A significant portion of each executive's pay varies based on corporate, business unit, and individual performance.	Interests of our executives are aligned with stockholders by heavily weighting compensation towards variable, performance-based incentives. We use a combination of short-term and long-term incentives to motivate our executives to meet performance goals in a manner that supports our long-term strategic objectives. A significant portion of our executives' compensation opportunity is linked to the performance of our Common Stock.

Elements of our Executive Compensation Program

The overall objectives of our executive compensation programs are to attract and retain management who will create long-term shareholder value. We have a combination of pay elements and a majority of our NEOs' target TDC is performance based, with the objective of balancing short- and long-term decision-making in support of our business strategy.

Element	Form	Performance Measures and Key Terms	Objective
Base Salary	Fixed cash	• Reviewed annually and adjusted when appropriate based on the executive's responsibility, performance, and market competitiveness	Attract and retain executive talent
Annual Cash Incentive	Variable cash	• **70%** Financial Goals ▪ Compensation Adjusted Fee-Based Revenue (10%) ▪ Compensation Adjusted Earnings Before Taxes ("*EBT*") (30%) ▪ Closed Sales (20%) ▪ Client Onboarding (10%) • **5%** Client Satisfaction Goal • **25%** Strategic and Leadership Goals	Reward annual performance based on key financial and operational measures that align with our business strategy
Long-Term Equity Incentives	**50%** performance-based restricted stock units ("*PRSUs*")	• Three-year performance and vesting period • Compensation Adjusted EPS Goals	Reward performance on achievement of long-term financial results
	50% Stock Options	• Vest 25% per year, subject to continued employment • Only have value if Company performance results in stock price appreciation	Directly align the interest of management with those of stockholders

2025 Compensation Highlights

The Company has adopted an executive compensation program that reflects the Company's philosophy that executive compensation should be structured to align each executive's interests with the interests of our stockholders. Provided below are a few highlights of our performance and our executive compensation policies and practices.

Balanced Incentive Metrics Supporting our Strategy	• The performance metrics utilized for the Company's annual cash incentive and long-term equity incentive compensation align with Broadridge's operating plan and the goal of creating shareholder value. For fiscal year 2025, these included: **Annual Cash Incentive:** ■ Fee-Based Revenue is the foundation for the Company's future growth ■ Adjusted EBT is a key measure of annual corporate performance ■ Closed Sales is an important measure for expected future revenue, which drives the Company's growth ■ Client Onboarding was added in fiscal year 2025 to further drive timely revenue realization. The percentage attributable to Fee-Based Revenue and Adjusted EBT were both lowered, as those goals are highly correlated to successful onboarding of clients ■ Client Satisfaction emphasizes the importance of client retention to the achievement of Broadridge's financial goals ■ Strategic and Leadership goals reinforce the importance of the Company's non-financial strategic objectives, including human capital matters ■ For fiscal year 2026, the Compensation Committee approved adding associate engagement as an additional component of the Strategic and Leadership goals portion of our annual cash incentive to emphasize the importance of engaged associates in driving the Company's performance **Long-Term Equity Incentive:** ■ Adjusted EPS is a primary measure of long-term corporate profitability and is intended to provide alignment with stockholders' interests and hold executives accountable for the long-term performance of the Company ■ For fiscal year 2026, the Compensation Committee approved adding organic Recurring revenue growth as an additional performance measure for our PRSUs. This change was made to better align our program with prevalent market practices and be responsive to feedback provided by some investors as part of our engagement process
Compensation Aligned with Performance	• We believe that aligning our executives' incentives with Broadridge's strategic goals is critical to attain long-term strategic success • Annual cash incentive payments to the NEOs for fiscal year 2025 ranged from 95% to 98% of their targets • Our NEOs' actual TDC for fiscal year 2025 reflects the Company's strong overall financial performance In fiscal year 2024, Broadridge transitioned from a two-year performance period to a three-year performance period for our PRSUs. This change was made to better align our program with prevalent market practices and be responsive to feedback provided by investors as part of our investor engagement process. As a result of this transition, no PRSUs were earned in fiscal year 2025.
Robust Clawback Policy	In fiscal year 2025, Broadridge expanded its Clawback Policy to include additional compensation elements, including time-vested equity awards, discretionary bonuses, and severance payments, as recoupable in the event of either an accounting restatement that the Board determines is the result of a person's intentional acts or omissions, or engagement in certain activities, such as intentional misconduct, fraud, and failure to appropriately supervise, that causes financial or reputational damage.
Risk Mitigation and Corporate Governance Policies and Practices	Broadridge has certain policies in place to minimize excessive risk taking such as our Clawback Policy and a policy that prohibits the hedging or pledging of the Company's securities. In addition, in consultation with FW Cook, the Compensation Committee reviewed the compensation programs for all Broadridge employees and concluded that these programs do not create risks that would be reasonably likely to have a material adverse effect on the Company.
Consistent Say on Pay Support	At the 2024 annual meeting of stockholders, stockholders continued their strong support of our executive compensation program with approximately 89.2% of the votes cast in favor of the proposal. Based on the results, the Compensation Committee believes that the Company's current executive compensation program is aligned with the interests of the Company's stockholders. Accordingly, the Compensation Committee decided to retain the core elements and pay for performance design of our executive compensation program for fiscal year 2025.

Select Performance Highlights

Fiscal year 2025 was another year of strong financial results for Broadridge. Our compensation metrics and performance for fiscal year 2025 are highlighted below.

Dollars in Millions Except Per Share Amounts

■ GAAP   ■ Non-GAAP Adjusted[1]   ■ Compensation Adjusted[2]   ■ Key Performance Indicator[3]   △ Performance Over Prior Fiscal Year



[1]   The adjusted measures presented in this section are Non-GAAP measures. For information on the Company's use of Non-GAAP financial measures, see "Non-GAAP Financial Measures" beginning on page 89 of this Proxy Statement.

[2]   Our performance-based compensation metrics include Non-GAAP financial measures that are further adjusted as set forth in the 2018 Omnibus Plan. We refer to these measures as "Compensation Adjusted" measures. For information on the Company's use of these metrics, see "Non-GAAP Financial Measures—Explanation of Compensation Adjusted Non-GAAP Financial Measures" beginning on page 90 of this Proxy Statement.

[3]   Closed sales is one of our key performance indicators because it is a useful metric for investors in understanding how management measures and evaluates our ongoing operational performance. For the definition of Closed sales, see "Non-GAAP Financial Measures—Explanation of Compensation Adjusted Non-GAAP Financial Measures" beginning on page 90 of this Proxy Statement.

Compensation Governance Best Practices

Our target TDC aligns with our performance-based compensation philosophy, and is designed to incentivize our CEO and other NEOs for short-term and long-term objectives that align with shareholder value creation. The Company has the following policies and practices in place to minimize excessive risk taking and meet best practices in compensation governance.

	✔ What We Do	✖ What We Don't Do
Competitive Compensation Design	✔ Design compensation programs that do not encourage excessive risk taking ✔ Engage an independent compensation consultant for the Compensation Committee that does no other work for the Company ✔ Require minimum vesting periods for awards granted to associates, subject to limited exceptions	✖ Provide tax gross-ups in the event of a change in control ✖ Pay dividends or dividend equivalents as a part of our long-term incentive program before vesting of the underlying shares occurs ✖ Provide excessive perquisites for our executive officers or directors ✖ Permit stock option repricing without stockholder approval or grants of discount stock options
Pay for Performance	✔ Require a majority of NEO target compensation be performance based ✔ Provide stockholders an annual Say on Pay Vote	
Compensation Policies	✔ Maintain a robust Clawback Policy ✔ Maintain a severance policy that provides for change in control cash payments and equity vesting, only on a double-trigger basis ✔ Prohibit hedging or pledging of the Company's securities by our executive officers, directors, and employees ✔ Maintain robust stock ownership guidelines for executive officers, including a rigorous 6x base salary requirement for the CEO ✔ Have stock retention and holding period requirements ✔ Require executives to agree to be bound by a restrictive covenant agreement containing non-competition, non-solicitation, and confidentiality provisions	✖ No liberal recycling of shares ✖ No single-trigger vesting on a change in control

2025 Compensation Design and Determination

The overall objectives of our executive compensation programs are to attract and retain management who will create long-term shareholder value.

Our goal is to position total target compensation at the median of the external market for the NEOs. On an individual basis, target compensation for each NEO may be set above or below median based on a variety of factors, including time in position, sustained performance over time, readiness for promotion, and skill set and experience relative to external market counterparts. We have a combination of pay elements and a majority of our NEOs' target TDC is performance based, with the objective of balancing short- and long-term decision-making in support of our business strategy.

The following graphics illustrate the predominance of variable and performance-based compensation in our NEO compensation. Details on each component are described in this section.

Executive Total Target Compensation Mix

CEO


7%
Base Salary
10%
Annual Cash Incentive
93%
Variable
83%
Long-Term Equity Incentive

Other NEOs[(1)]


18%
Base Salary
21%
Annual Cash Incentive
82%
Variable
62%
Long-Term Equity Incentive

(1) Other NEOs' target TDC is an average of the annualized total compensation of Ms. Ghei, Mr. Perry, Mr. Carey, and Ms. Jarkowski.

Base Salary

The Compensation Committee reviews the base salaries of the NEOs in the first quarter of the Company's fiscal year. For fiscal year 2025, the Compensation Committee determined the following adjustments to the NEOs' base salaries based on their performance and market competitiveness of each executive officer's base salary.

Name	Fiscal Year 2024 Base Salary	Change	Fiscal Year 2025 Base Salary
Timothy C. Gokey	$1,060,000	1.9%	$1,080,000
Ashima Ghei[(1)]	$ 458,790	30.8%	$600,000
Christopher J. Perry	$ 735,000	4.0%	$764,400
Thomas P. Carey[(2)]	$ 630,088	4.0%	$655,292
Hope M. Jarkowski	$ 580,000	0%	$580,000

(1) Ms. Ghei received an increase in September 2024 in connection with her appointment as Interim Chief Financial Officer and an additional increase in December 2024 when she was appointed Chief Financial Officer.

(2) Mr. Carey's base salary was paid in GBP and converted to USD based on the exchange rate of 1 GBP = 1.37172 USD as of June 30, 2025 for purposes of this disclosure.

Incentive Compensation

Broadridge provides both annual and long-term performance-based compensation to all executive officers, including the NEOs. The 2018 Omnibus Plan provides the structure for incentive compensation, including annual cash and equity awards for our NEOs and all other eligible associates. The Officer Bonus Plan provides the framework for the calculation and payment of annual performance-based cash incentives to our NEOs and other executive officers.

The following discussion contains information regarding certain performance measures and goals. These measures and goals are disclosed in the limited context of our executive compensation program and are defined in "Non-GAAP Financial Measures—Explanation of Compensation Adjusted Non-GAAP Financial Measures" beginning on page 90 of this Proxy Statement. Investors should not apply these measures and goals to other contexts.

Annual Cash Incentive Compensation

For fiscal year 2025, the Compensation Committee determined that the performance measures of the annual cash incentive awards for the NEOs would be calculated as follows:



FINANCIAL GOAL ACHIEVEMENT (70% OF TOTAL) **+** **CLIENT SATISFACTION GOAL ACHIEVEMENT** (5% OF TOTAL) **+** **STRATEGIC AND LEADERSHIP GOAL ACHIEVEMENT** (25% OF TOTAL) **=** **ANNUAL INCENTIVE AMOUNT**

FINANCIAL GOALS

The Compensation Committee considers the achievement of financial goals to be the most relevant measure of the Company's overall business performance for the year; therefore, the financial goals are the most heavily weighted factor.

CORPORATE FINANCIAL GOALS

The corporate financial goals used to score the annual cash incentives of the NEOs are set forth below.

Compensation Adjusted Fee-Based Revenue[1]

Increasing the Company's fee-based revenues is a foundation for future growth.

WEIGHT[2]	THRESHOLD (50% of Target)	ACHIEVEMENT $4,772	MAX (200% of Target)	% OF BONUS TARGET EARNED
10%	$4,093	$4,815 Target	$5,537	97.0%

Compensation Adjusted EBT[1]

Key measure of annual corporate performance, alignment with stockholder interests.

WEIGHT[2]	THRESHOLD (50% of Target)	ACHIEVEMENT $1,297	MAX (200% of Target)	% OF BONUS TARGET EARNED
30%	$893	$1,276 Target	$1,659	105.3%

Closed Sales[1]

Lead to expected future revenue, driving the Company's growth.



WEIGHT[2]	THRESHOLD (50% of Target)	ACHIEVEMENT $288	MAX (200% of Target)	% OF BONUS TARGET EARNED
20%	$226	$323 Target	$420	81.9%

[1] Dollars are presented in millions and amounts are rounded. For information on how these metrics are calculated, see the "Non-GAAP Financial Measures—Explanation of Compensation Adjusted Non-GAAP Financial Measures" beginning on page 90 of this Proxy Statement.

[2] For Mr. Carey, the weighting is half of what is indicated on the table above with the other half composed of business segment performance described below.

Client Onboarding was added as a component of the corporate financial goals for fiscal year 2025 to further drive timely revenue realization. Time from client engagement to revenue realization is a key driver for Broadridge's success. This component comprises 10% of the total annual cash incentive and is defined as the recurring revenue realized in fiscal year 2025 from sales closed in the current and prior fiscal years, that started converting into revenue in fiscal year 2025. The fiscal year 2025 Client Onboarding target was designed to be ambitious and was set significantly above our actual annual onboarding performance recorded since we began tracking this metric in fiscal year 2023. Our achievement of this goal in fiscal year 2025 was 82% of our target; however, for compensation purposes, achievement was 69.7% due to the method of calculating achievement which takes into account a performance range and the slope of the achievement line between the threshold, target, and maximum goals within the performance range.

The Compensation Committee determined that the financial goals above are aligned with the Company's long-term growth and profitability objectives. The Compensation Committee established threshold, target, and maximum performance levels for each financial goal. Each level represents a different performance expectation considering factors such as the Company's prior year performance and the Company's operating plan growth goals.

BUSINESS SEGMENT FINANCIAL GOALS

In addition to the corporate financial goals, annual cash incentives for our business segment leaders include business segment financial goals. For Mr. Carey, these business segment financial goals include Compensation Adjusted Fee-Based Revenue, Compensation Adjusted Earnings Before Interest and Taxes ("EBIT"), Closed Sales, and Client Onboarding. Determination of annual cash incentives for Mr. Carey is based on achievement of both the corporate financial goals and business segment financial goals. Fee-Based Revenue, EBIT, and Closed Sales are weighted evenly between corporate and business segment goals. Mr. Carey's achievement for Client Onboarding is based solely on business segment financial goals.

In determining the business segment financial goals, the Compensation Committee considers annual and long-term financial goals, operational plans, strategic initiatives, and the prior year's actual results, to establish performance goals that are challenging yet attainable. For fiscal year 2025, business segment financial goals for GTO were set above the prior year's achievement level. Achievement levels for Mr. Carey's business unit metrics for his fiscal year 2025 annual incentive were as follows:



Mr. Carey Corporate Vice President, GTO		
Compensation Adjusted Fee-Based Revenue		99%
Compensation Adjusted EBIT [1]		99%
Closed Sales		83%
Client Onboarding		97%

[1] For information on how these metrics are calculated, see the "Non-GAAP Financial Measures—Explanation of Compensation Adjusted Non-GAAP Financial Measures" beginning on page 90 of this Proxy Statement.

CLIENT SATISFACTION GOAL

We embrace the concept of the Service-Profit Chain, which directly connects employee engagement, client satisfaction, and the creation of shareholder value. In furtherance of this principle, client satisfaction is a component of every full-time associate's compensation because of the importance of client retention to the achievement of Broadridge's financial goals, especially its Recurring fee revenue goals.

Our annual client satisfaction survey uses a Net Promoter Score to provide client insight into our products and services. The Net Promoter Score is a metric that takes the form of a single survey question asking respondents to rate the likelihood that they would recommend Broadridge's products or services to a peer or colleague. The results are tabulated by product or solution, covering 55 Broadridge products, and weighted by the total revenue of each product or solution.

The Compensation Committee sets threshold, target, and maximum Net Promoter Score goals for the Officer Bonus Plan at the beginning of the fiscal year. The fiscal year 2025 target midpoint was set at a 3% increase from actual performance in fiscal year 2024. In fiscal year 2025, we achieved 100% of target for this component of the Officer Bonus Plan.

STRATEGIC AND LEADERSHIP GOALS

Strategic and leadership achievement is included as a component of each NEO's annual cash incentive to reinforce the importance of the Company's non-financial strategic objectives. These goals are set at the beginning of the fiscal year and vary by NEO. For our CEO, the Compensation Committee approves goals that aim to support our long-term strategy and objectives. Our CEO's goals for fiscal year 2025 align with the following five key performance expectations:

Financial Performance: Deliver a strong fiscal year through the achievement of financial goals and help position the Company to achieve its three-year objectives.

Strategic Growth: Drive strategic initiatives in our Governance, Capital Markets, and Wealth businesses to support the Company's growth.

Human Capital: Develop a strong leadership team while driving broader human capital priorities.

Technology Strategy: Progress our vision to become the leading SaaS provider to the financial services industry by driving the Company's technology transformation and maintaining strong information security processes.

Client: Strengthen the Company's client relationships and reputation through sales performance, client retention, improved client satisfaction, and brand evolution.

Innovation: Promote the Company's key innovation businesses and drive innovation across the Company and the industry through the adoption of cutting-edge technology such as artificial intelligence.

As applicable to their functional area of responsibility, the goals of all other NEOs also align with these priorities. Each NEO's set of metrics were considered in the strategic and leadership assessment score determined by the Compensation Committee based on a holistic evaluation of the NEO's strategic and leadership performance.

The Compensation Committee considered the achievement of each of these strategic and leadership objectives in its assessment of each NEO's performance and concluded that performance was strong in fiscal year 2025. As a result, the Compensation Committee determined to pay each NEO between 101% to 105% of the target on the strategic and leadership goals portion of their cash incentive award.

FISCAL YEAR 2025 ANNUAL INCENTIVE COMPENSATION PAYMENTS

The results of the annual incentive award calculations for fiscal year 2025 are detailed below.[1]

Name	Base Salary as of June 30, 2025	Target as % of Base	Target ($)	Financial (70%)	Client Satisfaction (5%)	Strategic and Leadership (25%)	Earned as % of Target	Earned ($)
Timothy C. Gokey	$1,080,000	x 150%	$1,620,000	92%	100%	105%	96%	$1,552,705
Ashima Ghei[2]	$ 600,000	x 84%	$ 503,342	92%	100%	105%	96%	$ 482,434
Christopher J. Perry	$ 764,400	x 150%	$1,146,600	92%	100%	105%	96%	$1,098,971
Thomas P. Carey[3]	$ 655,292	x 125%	$ 819,115	95%	100%	105%	98%	$ 801,547
Hope M. Jarkowski	$ 580,000	x 90%	$ 522,000	92%	100%	101%	95%	$ 495,096

[1] Achievement amounts are rounded to the nearest whole percent.

[2] Ms. Ghei participated in the Executive Leadership Team Management by Objectives Plan ("*MBO Plan*") from July 1, 2024 to December 15, 2024 with a target of 65% of her base salary. Upon being named CFO, she joined the Officer Bonus Plan with a target equal to 100% of her base salary effective December 16, 2024. Her overall target for the 2025 fiscal year is a weighted average of these two percentages. The MBO Plan has the same corporate financial goals as the Officer Bonus Plan.

[3] Mr. Carey was paid in GBP and amounts were converted to USD based on the exchange rate of 1 GBP = 1.37172 USD as of June 30, 2025 for purposes of this disclosure.

Long-Term Equity Incentive Compensation

The purpose of long-term equity incentive compensation is to align executive officer financial interests with those of stockholders, and to improve our long-term profitability and stability through the attraction and retention of superior talent.

Each executive officer has an annual long-term equity incentive target grant denoted in terms of a dollar value, which is typically allocated equally between stock options and PRSUs. The Compensation Committee considers recommendations from the CEO with regard to grants of stock options and PRSUs to executive officers other than himself. The Compensation Committee retains full responsibility for approval of individual grants.

The Company maintains an Equity Grant Policy applicable to all awards of equity-based compensation, including stock options, granted by the Company. As part of the policy, all stock option awards granted to executive officers must be approved by the Compensation Committee. In addition, the Compensation Committee has set a predetermined time for the grant of stock options that are a component of an associate's annual compensation so that they are not made in close proximity to the scheduled disclosure of material non-public information. The policy similarly restricts grants of stock option awards made outside of the annual grant process to a Window Period as defined in the Company's Insider Trading Policy to ensure the advance release of material non-public information by the Company. Under the policy, stock options are not permitted to be granted within four business days prior to or one business day following the disclosure of material non-public information. The Company does not permit timed disclosure of material non-public information for the purpose of affecting the value of executive compensation.

Details on the annual long-term equity awards for fiscal year 2025 are provided in the table below.

Type of Equity	Vesting	Terms
Stock Options	Vest 25% per year on the anniversary date of the grant, subject to continued employment with the Company	• The exercise price equals the Common Stock closing price on the date of the grant (i.e., fair market value) • Stock options have a 10-year maximum term • The number of stock options is determined by dividing the target value by the option's binomial value[(1)(2)]
	Year 1 Vest 25% | Year 2 Vest 25% | Year 3 Vest 25% | Year 4 Vest 25%	
PRSUs	Vest on October 1st of the calendar year following achievement of performance goals during the applicable three-year performance period, subject to continued employment with the Company	• The performance criterion is average Compensation Adjusted EPS for three fiscal years. For fiscal year 2025 grants, this is the average Compensation Adjusted EPS for fiscal years 2025 to 2027 • The number of shares that can be earned based on performance ranges from 0% to 150% of the total target PRSUs • The dollar target is converted into a target number of PRSUs based on the 30-day average prior to grant[(2)]
	3-Year Performance and Vesting Period	

(1) The binomial value is determined using a binomial option-pricing valuation model under FASB ASC Topic 718 and based on a 30-day average closing price of Common Stock prior to grant.

(2) The use of an average Common Stock closing price for purposes of converting dollar value targets into shares is intended to reduce the impact of short-term stock price volatility on individual awards, thereby mitigating the risk of a windfall or impairment to the award opportunity.

2025 LONG-TERM EQUITY INCENTIVE AWARD GRANTED

In August 2024, the Compensation Committee approved the fiscal year 2025 long-term equity incentive award targets for the NEOs, taking into account the review of the market analysis completed by FW Cook, and the NEOs' ongoing roles and impact on the organization.

The Compensation Committee approved the grant of the following long-term incentive awards during fiscal year 2025, which were split evenly between stock option and PRSU awards:

Fiscal Year 2025 Long-Term Equity Incentive Awards Granted

Name	Total Annual Value
Timothy C. Gokey	$13,300,000
Ashima Ghei[1]	$ 1,000,000
Christopher J. Perry	$ 4,100,000
Thomas P. Carey	$ 1,850,000
Hope M. Jarkowski	$ 1,500,000



[1] In fiscal year 2025, Ms. Ghei received $150,000 in PRSUs and $850,000 in stock options. Upon her appointment to the role of Chief Financial Officer in December 2024, her annual long-term incentive award value increased to $1,700,000, split evenly between PRSUs and stock options.

Transition to Three-Year PRSU Award Vesting

Broadridge transitioned from a two-year performance period to a three-year performance period for our PRSUs in fiscal year 2024. This change was made to better align our program with prevalent market practices and be responsive to commentary provided by investors as part of our investor engagement process. Due to this timing change, no PRSUs were earned by NEOs in fiscal year 2025 as the performance period for the fiscal year 2024 awards will end in fiscal year 2026.

Additional Benefits
Retirement Plans[1]

401(k)	SORP	ERSP	UK GROUP PERSONAL PENSION
Our U.S.-based NEOs are provided retirement benefits on the same terms as those offered to other U.S.-based employees through the 401(k) Plan. The 401(k) Plan allows employees to save for retirement on a tax-deferred or Roth after-tax basis, and Broadridge makes matching contributions to the 401(k) Plan to encourage participation in this plan.	Mr. Gokey participates in the Supplemental Officer Retirement Plan (the "*SORP*"). The SORP provides supplemental benefits to certain executive officers and was intended to support the objective of attracting and retaining key talent by improving the competitiveness of our rewards package and tying the receipt of value to continued tenure through a defined retirement age. The SORP closed to new participants on January 1, 2014.	The Amended and Restated Broadridge Executive Retirement and Savings Plan (the "*ERSP*") is a defined contribution restoration plan that mirrors the 401(k) Plan for a select group of U.S.-based executives. The ERSP allows for voluntary deferrals of base salary and/or cash incentives and employer contributions above the qualified plan limitations. SORP participants are eligible to defer cash compensation into the ERSP but are not eligible for Company matching.	Mr. Carey participates in the Group Personal Pension ("*GPP*") which provides 12% of base salary into his pension plan or as a gross allowance. The GPP is a defined contribution arrangement for our UK-based employees. The GPP allows employees to save for their retirement in a tax efficient manner, with contributions from both the employee and Broadridge. There are limits as to the total amount that can be contributed into such plans for high earners, and Broadridge provides a cash allowance in lieu of restricted pension contributions to Mr. Carey to account for this limitation.

Benefits and Perquisites[2]

ASSOCIATE BENEFITS	EXECUTIVE RETIREE HEALTH INSURANCE	PERQUISITES
Our NEOs receive health and welfare benefits during active employment on the same terms as those offered to other employees in their respective country.	All U.S.-based NEOs who terminate employment with the Company after they have attained age 55 and have at least 10 years of service are eligible to participate in our Executive Retiree Health Insurance Plan. This plan is a post-retirement benefit plan that helps defray the health costs of eligible key executive retirees and qualifying dependents until they reach the age of 65 and are entitled to benefits under Medicare. This plan is closed to new entrants. Mr. Gokey and Mr. Perry are eligible to participate.	Broadridge provides the NEOs with a Company-paid car or car allowance. Under the Matching Gift Program, Broadridge provides up to $10,000 per calendar year in matching of charitable contributions made to qualified tax exempt organizations in the U.S. on behalf of executive officers. Effective July 2025, the matching gift amount was increased to $15,000 per calendar year. In addition, the Company paid Mr. Carey's UK and U.S. tax preparation fees. The Compensation Committee reviewed these perquisites in fiscal year 2025 and determined that they are in line with perquisites provided by companies with which Broadridge competes for talent.

[1]   See "Pension Benefits" and "Nonqualified Deferred Compensation" on pages 63 and 65 in this Proxy Statement, respectively, for further information regarding our NEOs' benefits under our retirement plans.

[2]   See the "All Other Compensation" table on page 60 of this Proxy Statement for more information regarding the perquisites provided to the NEOs.

Roles and Processes for Executive Compensation Decision-Making

**Establish Goals
JULY – SEPTEMBER**

- Review operating goals and budget
- Approve target compensation for the CEO and other NEOs, including annual cash incentive and long-term incentive compensation
- Financial goals are aligned to the fiscal year operating plan

**Approve Compensation
JULY – AUGUST
OF FOLLOWING YEAR**

- Approve annual cash incentive achievement, including financial, client satisfaction, and strategic and leadership goals
- Approve achievement of performance goals for PRSUs

**Grant Equity
OCTOBER – FEBRUARY**

- Grant of PRSUs in October
- Grant of stock options in February

ONGOING

- Review compensation philosophy and objectives in light of Company performance, goals, and strategy
- Monitor incentive plan estimates based on projected performance
- Monitor compliance with share ownership

- Review and approve annual cash incentive objectives for the CEO and other NEOs, including financial, client satisfaction, and strategic and leadership objectives for the coming fiscal year

**Evaluate Progress
SEPTEMBER – JUNE**

- Review year-to-date financial performance relative to peers and goals
- Review progress towards financial, business, and strategic and leadership objectives
- Review market compensation trends, including market studies and peer group benchmarking by the compensation consultant for the following year
- Review peer group composition for the following year

Role of the Compensation Committee and Board of Directors

The Compensation Committee has oversight of all compensation elements provided to Broadridge's executive officers, including the NEOs.

The Compensation Committee plays a significant role in the evaluation of Broadridge's executive compensation strategies and policies to ensure that our executive compensation program supports our long-term business strategies and enhances our performance and return to stockholders while not creating undue risk. Among its duties, the Compensation Committee determines and recommends the total compensation of our CEO for approval by the Board, and approves the compensation for the remainder of our executive officers after taking into account the CEO's recommendations including:

- Review and approval of corporate incentive compensation goals and objectives
- Evaluation of the competitiveness of each executive officer's total compensation package
- Approval of any changes to their total compensation, including base salary, annual cash incentive, and long-term equity incentive award opportunities

Role of the Independent Compensation Consultant

The Compensation Committee engages FW Cook as its independent compensation consultant to provide compensation market analysis and insight with respect to the compensation of our executive officers and directors. In addition, FW Cook gives the Compensation Committee advice regarding selection of the Peer Group companies (as defined below), market-competitive compensation, executive compensation trends, guidance on industry best practices and pay for performance alignment, drafting of compensation-related disclosures, and governance and regulatory updates. FW Cook also provides ongoing assistance in the design and structure of the variable incentive plans, including the selection of performance metrics and the setting of performance goals.

In addition, at the request of the Compensation Committee, during fiscal year 2025, FW Cook conducted a peer group review of the alignment between the Company's performance and realizable pay over Broadridge's most recently completed one- and three-fiscal year periods for the NEOs. The analysis indicated Broadridge's executive compensation program generally maintains a strong pay for performance orientation and does not indicate material weakness in design or performance goals. The performance factors reviewed as part of this analysis were revenue growth, operating income growth, and return on invested capital.

The Compensation Committee annually reviews the independence of FW Cook and, in fiscal year 2025, concluded that FW Cook is independent, and their work has not raised any conflicts of interest. FW Cook reports to the Compensation Committee, does not perform any other services for the Company, and has no economic or other ties to the Company or the management team that could compromise their independence or objectivity.

Role of Management

Our CEO makes recommendations to the Compensation Committee with respect to the base salaries, annual cash incentive awards, and long-term equity incentive awards for executive officers, within the framework of the executive compensation program approved by the Compensation Committee and taking into account FW Cook's review of market competitive compensation data on behalf of the Compensation Committee. These recommendations are based upon the CEO's assessment of each executive officer's performance, the performance of the individual's respective business or function, and retention considerations. The Compensation Committee considers the CEO's recommendations in its sole discretion. Our CEO does not make recommendations with respect to his compensation.

Peer Group Selection and Market Data

Broadridge refers to a peer group in establishing executive officer target compensation. The list of companies determined to be Broadridge's peers for executive officer compensation benchmarking purposes is reviewed annually by the Compensation Committee. Generally, TDC levels are determined by the Compensation Committee taking into account tenure, performance, scope of responsibilities, competitive market pay, and considerations of internal equity.

Peer Group data is considered a primary source of information for the determination of both market practices and market compensation levels for the NEOs. As there is limited data on positions other than the CEO and CFO in the Peer Group data, the Compensation Committee also reviews data from two global survey sources related to general industry and technology companies, size-adjusted for Broadridge's total revenues, or in the case of the role of Mr. Carey, size-adjusted for the total revenues of the business he manages, when it considers the market competitiveness of NEO compensation levels and/or market practices. The survey providers utilized were Willis Towers Watson and Aon Radford. The Compensation Committee does not review the specific companies included in these surveys.

HOW THE PEER GROUP WAS CHOSEN	HOW WE USE THE PEER GROUP
• Comparable businesses operating in similar industries • Within a reasonable range of revenue, market capitalization, operating income, total assets, and number of employees compared to Broadridge, with revenue and market capitalization as the primary measures • Similar cost structures, business models, and compensation models • Similar level of global presence	• As a reference point to assess the competitiveness of base salary, incentive targets, and TDC awarded to the NEOs • As information on market practices in connection with compensation plan design, share utilization, share ownership guidelines and perquisites • To compare Company performance and validate whether executive compensation programs are aligned with Company performance

PEER GROUP COMPANIES

The Compensation Committee, with the assistance of FW Cook, determined that the following 13 companies are Broadridge's peers for fiscal year 2025 compensation benchmarking purposes (the "*Peer Group*"):

- Equifax, Inc.
- Euronet Worldwide, Inc.
- FactSet Research Systems Inc.
- Fidelity National Information Services, Inc.
- Fiserv, Inc.
- Gartner, Inc.
- Global Payments Inc.
- Intercontinental Exchange, Inc.
- Jack Henry & Associates, Inc.
- Paychex, Inc.
- SS&C Technologies Holdings, Inc.
- Verisk Analytics, Inc.
- The Western Union Company



(1) Financials shown are based on FW Cook's June 2024 executive compensation review which was used to inform fiscal 2025 target compensation levels. Dollar amounts shown in billions.

Compensation Governance

Stock Ownership Guidelines and Retention and Holding Period Requirements

The Company's robust stock ownership guidelines reinforce the objective of increasing equity ownership of the Company among executive officers in order to more closely align their interests with those of our stockholders. The ownership guidelines are based on each executive officer acquiring and holding a total equity value at least equal to a specified multiple of his or her annual base salary. The multiples of base salary by executive officer position are:

Level	Multiple of Base Salary
Chief Executive Officer	6x
President	4x
Chief Financial Officer	3x
All other Executive Officers	2x

✓ WHAT COUNTS:	✗ WHAT DOESN'T COUNT:
✔ Shares owned outright ✔ Shares beneficially owned by direct family members (spouse, dependent children) ✔ Shares held in the executive's account under a 401(k) plan or other savings plan	✖ Unexercised stock options ✖ Unvested time-based restricted stock units and PRSUs

The Compensation Committee has also established stock retention and holding period requirements for the executive officers that apply to all grants excluding those made upon hire to replace equity forfeited upon leaving a former employer. Specifically:

- An executive officer should retain at least 50% of the net profit shares realized after the exercise of stock options or vesting of restricted stock units ("*RSUs*") until the ownership level is reached. Net profit shares are the shares remaining after the sale of shares to finance payment of the stock option exercise price, taxes, and transaction costs owed at exercise or vesting

- After the ownership level is met, the executive officer must continue to hold at least 50% of future net profit shares for one year

All executive officers were in compliance with the stock retention requirement in fiscal year 2025. Additionally, 78% of our executive officers as of June 30, 2025 met their ownership multiples. The remaining executive officers were appointed within the last two years and are making progress toward meeting their ownership multiples.

Clawback Policy

Our Clawback Policy covers former and current executive officers, requires the Company to recover incentive compensation in the event of an accounting restatement (including "little r" restatements as defined in the policy), and permits the Company to recover incentive compensation in the event of an executive officer's intentional misconduct or materially inaccurate performance calculation. In fiscal year 2025, Broadridge amended its Clawback Policy to include additional compensation elements, including time-vested equity awards, discretionary bonuses, and severance payments (together with incentive-based compensation as defined in the policy, "*Recoupable Compensation*"), as recoupable in the event of either an accounting restatement that the Board determines is the result of a person's intentional acts or omissions, or engagement in certain activities, such as intentional misconduct, fraud or failure to appropriately supervise, that cause financial or reputational damage.

SITUATION	POTENTIAL RECOVERY
Award was based upon the achievement of financial results that were subsequently the subject of an accounting restatement due to material noncompliance with financial reporting requirements by the Company	Recovery of the excess incentive-based compensation received during a three-year period preceding the restatement If the executive officer's intentional misconduct or other wrongful conduct enumerated in the policy contributed to the circumstances requiring a restatement, then the Company may seek to recover all of the executive officer's Recoupable Compensation
Executive officer engaged in intentional misconduct, or other wrongful conduct enumerated in the policy, which caused material financial or reputational damage to Broadridge	May recover up to all of the executive officer's Recoupable Compensation during the three-year period preceding the relevant activity
Incentive payments are made due to a materially inaccurate performance calculation	May recover up to all of the excess incentive-based compensation received during the three-year period preceding the discovery of the inaccurate calculation

Insider Trading Policy and Prohibition on Hedging and Pledging

Our Insider Trading Policy is applicable to all Company executive officers, directors, and employees and clarifies the obligations of Broadridge's executive officers, directors, and employees with respect to securities law prohibitions against insider trading. The restrictions in the policy apply not only to material non-public information for Company securities but also to material non-public information for any other publicly traded securities, including companies with which Broadridge does business or in which Broadridge invests. The policy also provides that the Company's executive officers, directors, certain employees or their immediate family members, family trusts or other controlled entities cannot engage in any transaction in Broadridge securities (including purchases, sales, gifts, broker assisted cashless exercises of stock options and the sale of Common Stock acquired pursuant to exercise of stock options, and the adoption, modification or termination of a Rule 10b5-1 trading arrangement) without first obtaining the approval of the Company's Chief Legal Officer or Corporate Secretary, or in their absence, the Company's Chief Compliance Officer, during a defined Window Period when they are not in possession of material non-public information about the Company. All employees are required to complete annual training on insider trading and our policy.

In addition, the policy prohibits the Company's executive officers, directors, and employees from engaging in short sales and the purchase of any financial instrument, including prepaid variable forward contracts, equity swaps, put options, collars, and exchange funds, or otherwise engaging in a transaction that is designed to, or may reasonably be expected to have the effect of, hedging or offsetting any decrease in the market value of Broadridge securities, and also prohibits holding Broadridge securities in a margin account or pledging Broadridge securities as collateral for a loan.

Employment Agreements and Offer Letters

Thomas P. Carey. Broadridge has an employment agreement in place with Mr. Carey in accordance with local practice in the UK. This agreement provides for an annual base salary, annual cash incentive on Company and individual performance, equity compensation, and participation in our CIC Plan, Officer Severance Plan, and Company-wide benefit plans. Either party may terminate Mr. Carey's employment by giving six months written notice, provided that the Company may provide Mr. Carey pay in lieu of notice.

Other NEOs. Each NEO is an "at-will" employee. The Compensation Committee approves all offers to executive officers joining Broadridge. Each offer includes customary elements of our compensation program (salary, annual cash incentive, and long-term equity incentives), as well as one-time, transition compensation components or such other components required by law. These components were designed to attract the executives to Broadridge to deliver take-home compensation in the first year of employment approximating target compensation for the given role within our peer group and to compensate for value forfeited when leaving prior employment. The Compensation Committee and management focus on developing a compelling compensation package that is consistent with our pay for performance philosophy and rewards for creating shareholder value.

Section 162(m)

Section 162(m) of the Code generally places a limit of $1 million on the amount of compensation a public company can deduct in any year for each of its "covered employees". This limitation will apply to any compensation paid to the current and certain former NEOs, except where compensation may qualify for transition relief applicable to certain arrangements that were in place as of November 2, 2017 and that have not been materially modified after that date. The Compensation Committee believes that its primary responsibility is to provide a compensation program that is designed to attract, retain, and reward the executive talent necessary for the success of the Company. The Compensation Committee considers the tax impact of executive officer compensation, including the limit on deductibility under Section 162(m), but maintains flexibility to consider the foregoing factors and other corporate goals when making compensation decisions.

Severance Plans

Broadridge has a CIC Plan and a separate Officer Severance Plan covering all executive officers, which includes all NEOs. These plans were established to enhance recruitment and retention of executive officers who are key to our long-term success without the necessity of having separate employment agreements. In addition, the CIC Plan protects and enhances shareholder value by encouraging executive officers to evaluate potential transactions with independence and objectivity and ensuring continuity of management prior to and after a transaction.

In the event that an executive officer is due benefits or payments under both the Officer Severance Plan and the CIC Plan, the executive officer would be eligible to receive the greater of the benefits and payments and the more favorable terms and conditions determined on an item-by-item basis.

See "Potential Payments upon a Termination or Change in Control" beginning on page 66 of this Proxy Statement for further information regarding the CIC Plan and the Officer Severance Plan.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on such reviews and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's 2025 Proxy Statement and be incorporated by reference in the 2025 Form 10-K.

Compensation Committee of the Board of Directors

Maura A. Markus, *Chair*
Brett A. Keller
Annette L. Nazareth
Amit K. Zavery

Executive Compensation Tables

Summary Compensation

Name	Year	Salary[1]	Bonus[2]	Stock Awards[3]	Option Awards[4]	Non-Equity Incentive Plan Compensation[5]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[6]	All Other Compensation[7]	Total
Timothy C. Gokey	2025	$1,076,667	—	$6,459,215	$6,953,485	$1,552,705	$1,104,494	$ 42,092	$17,188,658
	2024	$1,054,167	—	$4,943,658	$5,272,225	$1,749,954	$1,181,179	$ 50,809	$14,251,992
	2023	$1,016,667	—	$3,936,728	$4,796,017	$1,497,756	$ 936,348	$ 51,762	$12,235,278
Ashima Ghei	2025	$ 547,700	—	$ 145,549	$ 888,793	$ 482,434	—	$ 43,040	$ 2,107,516
Christopher J. Perry	2025	$ 759,500	—	$1,991,214	$2,143,553	$1,098,971	—	$200,113	$ 6,193,351
	2024	$ 727,986	—	$1,383,401	$1,475,405	$1,172,965	—	$190,653	$ 4,950,410
	2023	$ 687,413	—	$1,090,550	$1,328,696	$ 915,899	—	$197,149	$ 4,219,707
Thomas P. Carey	2025	$ 651,091	—	$ 898,472	$ 967,192	$ 801,547	—	$457,101	$ 3,775,403
	2024	$ 577,977	—	$ 783,927	$ 836,051	$ 769,809	—	$519,448	$ 3,487,212
	2023	$ 550,094	—	$ 685,563	$ 835,156	$ 644,079	—	$301,836	$ 3,016,728
Hope M. Jarkowski	2025	$ 580,000	—	$ 728,358	$ 784,178	$ 495,096	—	$ 29,986	$ 2,617,618
	2024	$ 90,362	$200,000	$1,556,486	$ 827,214	$ 84,709	—	$ 2,649	$ 2,761,420

[1] Mr. Carey's base salary was paid in GBP and converted to USD as of June 30, 2025 at a rate of 1 GBP = 1.37172 USD for purposes of this disclosure. For the conversion rate used for 2023 and 2024 amounts, please see our proxy statement for the respective year.

[2] Reflects Ms. Jarkowski's sign-on cash bonus paid in fiscal year 2024 in consideration of short-term incentive compensation forfeited upon her departure from her former employer.

[3] Reflects performance-based and time-based RSUs granted under the 2018 Omnibus Plan. Amounts in this column represent the aggregate grant date fair value of the RSUs computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. See Note 16, "Stock-Based Compensation," to the 2025 Consolidated Financial Statements, for the relevant assumptions used to determine the valuation of these awards. The amounts shown reflect the grant date fair value based upon the probable outcome of the performance conditions as of the grant date. The maximum value of the RSUs granted in fiscal year 2025 assuming achievement of the highest level of performance is: Mr. Gokey: $9,688,720; Ms. Ghei: $218,221; Mr. Perry: $2,986,719; Mr. Carey: $1,347,606; and Ms. Jarkowski: $1,092,537.

[4] Reflects stock options granted under the 2018 Omnibus Plan. Amounts in this column represent the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. Please see Note 16, "Stock-Based Compensation," to the 2025 Consolidated Financial Statements, for the relevant assumptions used to determine the valuation of these awards. The fair value of each option award is estimated on the date of grant using the binomial stock option valuation method.

[5] Represents annual incentive cash compensation based on performance of the NEOs during the corresponding fiscal year, which was paid to the NEOs in the following fiscal year. Mr. Carey's 2025 annual incentive was paid in GBP and converted to USD as of June 30, 2025 at a rate of 1 GBP = 1.37172 USD for purposes of this disclosure. For the conversion rate used for 2023 and 2024 amounts, please see our proxy statement for the respective year.

[6] Represents changes in the actuarial present value of each participating NEO's benefit under the SORP.

[7] Please see the "All Other Compensation" table on page 60 of this Proxy Statement for additional information.

All Other Compensation

Name	Year	Perquisites and Other Personal Benefits[2]	Tax Reimbursements[3]	Company Contributions to Defined Contribution Plans[4]	Insurance Premiums[5]	Matching Charitable Contributions[6]	Total
Timothy C. Gokey	2025	$30,040	$ 0	$ 0	$2,052	$10,000	$ 42,092
	2024	$13,578	$ 0	$ 25,185	$2,046	$10,000	$ 50,809
	2023	$15,632	$ 0	$ 24,090	$2,040	$10,000	$ 51,762
Ashima Ghei	2025	$ 8,875	$ 0	$ 32,350	$1,815	$ 0	$ 43,040
Christopher J. Perry	2025	$18,650	$ 0	$169,411	$2,052	$10,000	$200,113
	2024	$18,150	$ 0	$155,457	$2,046	$15,000	$190,653
	2023	$16,860	$ 0	$168,251	$2,038	$10,000	$197,149
Thomas P. Carey[1]	2025	$46,118	$324,609	$ 70,171	$6,203	$10,000	$457,101
	2024	$24,317	$419,622	$ 61,330	$4,179	$10,000	$519,448
	2023	$28,005	$211,780	$ 55,012	$3,039	$ 4,000	$301,836
Hope M. Jarkowski	2025	$18,650	$ 0	$ 3,963	$1,873	$ 5,500	$ 29,986
	2024	$ 2,337	$ 0	$ 0	$ 312	$ 0	$ 2,649

[1] Mr. Carey is paid in GBP. Amounts were converted to USD as of June 30, 2025 based on the exchange rate of 1 GBP = 1.37172 USD, with the exception of matching charitable contributions, for purposes of this disclosure. For the conversion rate used for 2023 and 2024 amounts, please see our proxy statement for the respective year.

[2] For Mr. Gokey, includes actual costs to the Company for leasing an automobile used for his personal travel, automobile insurance, and other maintenance costs until September 2024 at which time Mr. Gokey switched to a car allowance paid by the Company. For Ms. Ghei, Mr. Perry, Mr. Carey, and Ms. Jarkowski, includes a car allowance paid by the Company. For Mr. Gokey (fiscal years 2023 and 2025), Mr. Perry (fiscal years 2023, 2024, and 2025), Ms. Jarkowski (fiscal year 2025), includes an amount paid by the Company on behalf of their spouses who accompanied them on business travel. For Mr. Carey (fiscal years 2023, 2024, and 2025) includes fees related to tax preparation required in the UK and the U.S. For Mr. Carey, in fiscal years 2023 and 2025, includes one week of unused holiday pay which was paid pursuant to our policies in the UK.

[3] Mr. Carey is provided income to cover his U.S. tax obligations to place his total taxes to be equivalent to what they would be if he was based solely in London.

[4] Represents contributions made by the Company to the 401(k) Plan and the ERSP on behalf of the U.S.-based NEOs, and for Mr. Carey, Company contributions into the GPP and cash allowances in lieu of GPP contributions that would otherwise be provided to Mr. Carey.

[5] Represents life insurance, accidental death and dismemberment, and long-term disability premiums paid by the Company on behalf of the U.S. NEOs and life assurance and income protection provided to Mr. Carey.

[6] Represents Company-paid contributions made to qualified U.S. tax-exempt organizations on behalf of the NEOs under the Matching Gift Program. The Company matches 100% of all contributions made by its executive officers to qualified tax-exempt organizations, up to a maximum Company contribution of $10,000 per calendar year. Amounts shown reflect total Company matching contributions in each fiscal year, and therefore may be greater than the calendar year maximum.

Grants of Plan-Based Awards

The following table sets forth information with respect to all plan-based awards granted to our NEOs in fiscal year 2025. See the "Outstanding Equity Awards at Fiscal Year-End" table for the outstanding stock option awards and unvested stock awards held by each of the NEOs as of June 30, 2025.

Name	Grant Date	Committee Award Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)[3]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Timothy C. Gokey			$810,000	$1,620,000	$3,240,000							
	01-Oct-2024[4]	12-Sep-2024				15,776	31,553	47,329	—			$6,459,215
	04-Feb-2025[5]	28-Jan-2025								110,601	$240.59	$6,953,485
Ashima Ghei			$251,671	$ 503,342	$1,006,684							
	01-Oct-2024[4]	12-Sep-2024				355	711	1,066	—			$ 145,549
	04-Feb-2025[5]	28-Jan-2025								14,137	$240.59	$ 888,793
Christopher J. Perry			$573,300	$1,146,600	$2,293,200							
	01-Oct-2024[4]	12-Sep-2024				4,863	9,727	14,590	—			$1,991,214
	04-Feb-2025[5]	28-Jan-2025								34,095	$240.59	$2,143,553
Thomas P. Carey			$409,558	$ 819,115	$1,638,230							
	01-Oct-2024[4]	12-Sep-2024				2,194	4,389	6,583	—			$ 898,472
	04-Feb-2025[5]	28-Jan-2025								15,384	$240.59	$ 967,192
Hope M. Jarkowski			$261,000	$ 522,000	$1,044,000							
	01-Oct-2024[4]	12-Sep-2024				1,779	3,558	5,337	—			$ 728,358
	04-Feb-2025[5]	28-Jan-2025								12,473	$240.59	$ 784,178

[1] Amounts consist of the threshold, target, and maximum annual cash incentive award levels made pursuant to the Officer Bonus Plan in fiscal year 2025. Amounts in the threshold awards column represent 50% of the target award which corresponds to the minimum performance level required for a payout of the award. Amounts in the maximum awards column represent 200% of the target award which corresponds to the maximum payout of the award. Actual amounts paid to NEOs are reported in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation" table with respect to fiscal year 2025. Ms. Ghei's annual cash incentive award of $600,000 was prorated approximately 84% because she commenced her role as the Company's CFO after the beginning of the fiscal year.

[2] Amounts consist of the threshold, target, and maximum PRSU awards granted in fiscal year 2025 under the 2018 Omnibus Plan. Amounts in the threshold awards column represent 50% of the target award which corresponds to the minimum performance level required for a payout of the award. Amounts in the maximum awards column represent 150% of the target award which corresponds to the maximum payout of the award.

[3] These amounts are valued based on the aggregate grant date fair value of the award determined pursuant to FASB ASC Topic 718 and based on the probable outcome of the performance condition in the case of PRSUs. See Note 16, "Stock-Based Compensation," to the 2025 Consolidated Financial Statements for a discussion of the relevant assumptions used in calculating these amounts.

[4] Represents PRSUs granted under the 2018 Omnibus Plan on October 1, 2024 that will vest and convert to Common Stock on October 1, 2027, provided that pre-set financial performance goals are met over the fiscal years 2025, 2026, and 2027 performance cycle. NEOs can earn from 0% to 150% of their stated PRSU award amount in shares of Common Stock.

[5] Represents a stock option award granted under the 2018 Omnibus Plan on February 4, 2025, that will vest ratably over the next four years on the anniversary of the date of grant.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding unexercised stock options and unvested stock and equity incentive plan awards for each of the NEOs as of June 30, 2025.

	Option Awards				Stock Awards[1]			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or other Rights That Have Not Vested
Timothy C. Gokey	46,561	0	$ 93.88	12-Feb-2028[2]				
	99,831	0	$ 98.31	11-Feb-2029[3]				
	125,877	0	$117.34	04-Feb-2030[4]				
	109,117	0	$148.07	12-Feb-2031[5]				
	82,350	27,450	$144.84	14-Feb-2032[6]				
	67,683	67,683	$144.67	15-Feb-2033[7]				
	26,730	80,190	$198.30	15-Feb-2034[8]				
	0	110,601	$240.59	04-Feb-2035[9]				
							29,053	$7,060,751[11]
							31,553	$7,668,326[12]
Ashima Ghei	1,338	446	$144.84	14-Feb-2032[6]				
	975	975	$144.67	15-Feb-2033[7]				
	349	1,047	$198.30	15-Feb-2034[8]				
	0	14,137	$240.59	04-Feb-2035[9]				
							407	$ 98,913[11]
							711	$ 172,794[12]
							406	$ 98,670[14]
							2,509	$ 609,762[15]
Christopher J. Perry	0	7,549	$144.84	14-Feb-2032[6]				
	0	18,751	$144.67	15-Feb-2033[7]				
	7,480	22,441	$198.30	15-Feb-2034[8]				
	0	34,095	$240.59	04-Feb-2035[9]				
							8,130	$1,975,834[11]
							9,727	$2,363,953[12]
Thomas P. Carey	4,163	0	$ 93.88	12-Feb-2028[2]				
	14,548	0	$148.07	12-Feb-2031[5]				
	10,551	3,517	$144.84	14-Feb-2032[6]				
	11,786	11,786	$144.67	15-Feb-2033[7]				
	4,238	12,717	$198.30	15-Feb-2034[8]				
	0	15,384	$240.59	04-Feb-2035[9]				
							4,607	$1,119,639[11]
							4,389	$1,066,659[12]
Hope M. Jarkowski	4,075	12,228	$204.03	16-May-2034[10]				
	0	12,473	$240.59	04-Feb-2035[9]				
							3,558	$ 864,701[12]
							3,916	$ 951,705[13]

[1]   Market values are calculated using the closing stock price of Common Stock on the last trading day of fiscal year 2025, which was $243.03 per share.

[2]   Represents annual stock options granted on February 12, 2018. This grant terminates 10 years from the date of grant, and vested 25% per year over four years, starting on the first anniversary of the date of grant.

[3]   Represents annual stock options granted on February 11, 2019. This grant terminates 10 years from the date of grant, and vested 25% per year over four years, starting on the first anniversary of the date of grant.

[4]   Represents annual stock options granted on February 4, 2020. This grant terminates 10 years from the date of grant, and vested 25% per year over four years, starting on the first anniversary of the date of grant.

[5]   Represents annual stock options granted on February 12, 2021. This grant terminates 10 years from the date of grant, and vested 25% per year over four years, starting on the first anniversary of the date of grant.

(6)   Represents annual stock options granted on February 14, 2022. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(7)   Represents annual stock options granted on February 15, 2023. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(8)   Represents annual stock options granted on February 15, 2024. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(9)   Represents annual stock options granted on February 4, 2025. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(10) Represents a sign-on stock option award granted to Ms. Jarkowski under the 2018 Omnibus Plan on May 16, 2024. This grant terminates 10 years from the date of grant, and vests 25% per year over four years, starting on the first anniversary of the date of grant.

(11) Represents PRSUs awarded on October 1, 2023. This PRSU award will vest and convert to shares of Common Stock on October 1, 2026, provided that pre-set financial performance goals are met over the fiscal years 2024-2026 performance cycle. NEOs can earn from 0% to 150% of their stated PRSU award amount in shares.

(12) Represents PRSUs awarded on October 1, 2024. This PRSU award will vest and convert to shares of Common Stock on October 1, 2027, provided that pre-set financial performance goals are met over the fiscal years 2025-2027 performance cycle. NEOs can earn from 0% to 150% of their stated PRSU award amount in shares.

(13) Represents sign-on time-based RSUs granted to Ms. Jarkowski under the 2018 Omnibus Plan on May 16, 2024. On April 1, 2026, 2,879 units will vest and the remainder vest on April 1, 2027.

(14) Represents annual time-based RSUs granted on October 1, 2023 prior to her appointment as Chief Financial Officer. This grant will vest in full on October 1, 2026.

(15) Represents time-based RSUs granted on June 27, 2024 to Ms. Ghei in connection with her appointment as Chief Financial Officer. This grant will vest in full on June 27, 2026.

Option Exercises and Stock Vested

The following table provides information regarding the number of stock options that were exercised by NEOs and the number of PRSU and time-based RSU awards that vested during fiscal year 2025, and the value realized from the exercise or vesting of such awards.

First Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Timothy C. Gokey	120,744	$19,617,741	29,381	$7,190,118
Ashima Ghei	0	$ 0	1,759	$ 430,462
Christopher J. Perry	66,689	$ 5,102,558	8,139	$1,991,776
Thomas P. Carey	24,136	$ 2,905,915	5,116	$1,151,305
Hope M. Jarkowski	0	$ 0	3,903	$ 955,142

(1)   The shares acquired on exercise represent shares of our Common Stock. The value realized upon the exercise of stock options equals the difference between the sale price of Common Stock on the date of exercise and the exercise price of the stock options.

(2)   RSUs convert to shares of Common Stock upon vesting. The value realized on vesting equals the number of RSUs multiplied by the closing price of Common Stock on the date of vesting.

Pension Benefits

The following table sets forth for each NEO certain information with respect to the SORP, which provides for pension benefits in connection with retirement. Ms. Ghei, Mr. Perry, Mr. Carey, and Ms. Jarkowski are not eligible to participate in this plan.

Name	Number of Years of Credited Service[1]	Present Value of Accumulated Benefit[2] ($)	Payments During Last Fiscal Year ($)
Timothy C. Gokey	14	$8,289,875	—
Ashima Ghei	—	—	—
Christopher J. Perry	—	—	—
Thomas P. Carey	—	—	—
Hope M. Jarkowski	—	—	—

(1)   SORP-credited service is defined as complete calendar years. For actuarial valuation purposes, credited service is attributed through the Statement of Financial Accounting Standards measurement date.

(2)   Service credit and actuarial values are calculated as of June 30, 2025, the pension plan's measurement date for the last fiscal year. Actuarial values are based on the Society of Actuaries ("SOA") PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2021. The method of valuation to determine the liabilities presented includes discounting the value of the respective benefits, based on service accrued through the measurement date and payable at age 65, for interest and mortality with mortality not applicable prior to the commencement of benefits.

The SORP is available to executive officers of the Company hired prior to January 1, 2014. Benefits under the SORP are not subject to any maximum benefit limitations under the Code. Although benefits under the SORP are generally payable out of the general assets of the Company, the Company has established a "rabbi trust," which is intended to provide a source of funds to be contributed by the Company to assist the Company in meeting its liabilities under the SORP.

The SORP provides for a lifetime annuity retirement benefit payable annually at age 65 equal to the product of: (a) a participant's final five-year average cash compensation; (b) a multiplier which equals two percent for every year of credited service up to 20 years, plus an additional one percent for every year of service in excess of 20 years; and (c) the applicable vesting percentage, which for Mr. Gokey is 100%.

Compensation used for calculation under the SORP includes base salary and annual cash incentive award (paid or deferred) and is not subject to the limitations under the Code. Equity compensation is not included in the calculation of the SORP benefit. Payments are also available in other forms of actuarial equivalent annuities.

Reduced benefits are available after age 60 using an early retirement reduction of five percent for each year the benefit commences earlier than age 65. If a participant with a vested benefit terminates employment with the Company prior to reaching age 60, payment of the benefit is delayed until the participant reaches age 60. Mr. Gokey is currently eligible for early retirement under the SORP.

In addition, the SORP provides: (i) a disability retirement benefit, generally calculated in the same manner as the retirement benefit, if a participant incurs a "disability" while employed by the Company; and (ii) if a participant dies, their designated beneficiary is entitled to receive a benefit equal to 100% of the value of the benefit the participant would have been entitled to receive at death, provided the participant is at least 35 years old at the time of death and the applicable vested percentage is greater than zero.

Nonqualified Deferred Compensation

The following table presents contribution, earnings, and balance information under the ERSP for our NEOs for fiscal year 2025.

Name	Executive Contributions in Fiscal Year 2025 ($)[1]	Registrant Contributions in Fiscal Year 2025 ($)[2]	Aggregate Earnings in Fiscal Year 2025 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at June 30, 2025 ($)[3]
Timothy C. Gokey	—	—	—	—	—
Ashima Ghei	—	$ 26,339	$ 4,467	—	$ 34,514
Christopher J. Perry	$695,473	$162,460	$267,393	$(613,665)	$3,901,852
Thomas P. Carey	—	—	—	—	—
Hope M. Jarkowski	$ 17,400	$ 1,450	$ 1,286	—	$ 20,136

[1]   Represents the deferral of fiscal year 2025 salary and non-equity incentive compensation which is reported in the "Summary Compensation" table for fiscal year 2025.

[2]   Represents Company contributions to the ERSP reported in the "All Other Compensation" column of the "Summary Compensation" table for fiscal year 2025.

[3]   This total reflects the cumulative value of each participant's deferrals, including the fiscal year 2025 non-equity incentive compensation deferrals of $384,640 for Mr. Perry and $29,706 for Ms. Jarkowski, as well as Company contributions and individual investment experience. The total includes executive and Company contributions of $4,258,257 for Mr. Perry that were previously reported in the "Summary Compensation" table as compensation for previous years.

The ERSP is a defined contribution restoration plan that mirrors the Company's qualified 401(k) Plan. The purpose of the ERSP is to provide specified deferred compensation benefits to a select group of U.S.-based management or highly compensated employees. The ERSP allows for voluntary participant deferrals of base salary and/or bonus (as defined in the ERSP) and employer contributions above the Code's qualified defined contribution compensation and deferral limitations. Participants in the SORP are eligible to defer their cash compensation under the ERSP but are not eligible for additional benefits such as Company contributions under the ERSP. Company contributions vest 50% after two years of service and 100% after three years of service.

Participants may designate one or more investments from among 23 externally managed mutual funds selected by the plan administrator and available for investment in participants' accounts under the ERSP to serve as a notional basis for calculating earnings accruals on employee and Company contributions to the ERSP.

The Company provides two types of contributions for eligible employees, as described below. In addition, the Company provides an additional Company contribution to certain executives who are not participants in the SORP (Ms. Ghei, Mr. Perry, and Ms. Jarkowski in fiscal year 2025). Eligible employees generally must be employed on December 31st to receive the employer contributions for that plan year.

- **Restoration basic contribution:** The Company provides a restoration basic contribution which varies from 1% to 6.25% of eligible salary and cash incentive compensation above the Code's compensation limit based on the number of years of the eligible employee's service. Eligible employees are not required to contribute to the ERSP in order to receive the restoration basic contribution.

- **Restoration matching contribution:** Participants who contribute the maximum contribution to the 401(k) Plan are eligible to receive a restoration matching contribution equal to $0.70 or $0.80 for every dollar deferred under the ERSP, up to 6% of eligible pay above the Code's compensation limit based on the number of months of participation under the 401(k) Plan.

- **Additional Company contribution:** Certain executives who are not participants in the SORP are eligible to receive an additional Company contribution of 3% of their base salary and cash incentive amounts.

Participants may elect to enroll in the ERSP each calendar year but once their deferral elections are made they are irrevocable for the covered year. Participants elect to receive distributions (either as a lump sum or in annual installments) of their deferrals plus any subsequent interest or investment gains upon their retirement, or on a fixed future date at least three years in the future. Certain participants will be subject to a six-month delay prior to their receipt of these distributions. ERSP participants who terminate employment with the Company prior to their elected fixed distribution date receive a lump sum distribution of all deferred amounts by six months after the termination date.

Potential Payments upon a Termination or Change in Control

The Company does not have any employment agreements with its NEOs that require severance payments upon termination of their employment. The Company maintains the CIC Plan and Officer Severance Plan under which the NEOs may be eligible for severance payments upon termination of their employment.

The following tables and footnotes quantify the treatment of compensation and value of benefits that each NEO would receive under the Company's compensation program upon various scenarios for termination of employment.

The tables include the amounts that the NEO would receive as of June 30, 2025 under the SORP and the Executive Retiree Health Insurance Plan upon retirement, which amounts would be payable on termination of employment. Compensation amounts deferred under the ERSP have been earned and therefore are retained by the NEO upon termination. Amounts deferred under the ERSP are not included in the following tables because they are reported in the "Nonqualified Deferred Compensation" table on page 65 of this Proxy Statement.

Change in Control Severance Plan

The Company maintains the CIC Plan for the payment of certain benefits to executive officers, including our NEOs, upon certain qualifying terminations of employment from Broadridge following a change in control.

The CIC Plan provides for the following severance benefits upon a termination without "cause" or for "good reason" (as defined below) within two years after a CIC (as defined below):

- **Compensation:** The NEOs will receive 150% of their "current total annual compensation" (generally defined as (i) the higher of (a) the highest rate of annual salary during the calendar year of termination, or (b) the highest rate of annual salary during the calendar year immediately prior to the year of termination, plus (ii) the average annual cash incentive earned in the last two completed calendar years).

  The plan also provides for the payment of a pro-rata annual bonus for the year of termination based on the average of the participant's annual bonus for the two years prior to the year of termination.
- **Stock Option Vesting:** 100% vesting of all unvested stock options.
- **RSU and PRSU Vesting:** 100% vesting of all unvested time-based RSUs. For PRSUs, vesting upon such termination (at target, if the CIC is during the first or second year of the performance period, or based on actual performance through the last completed fiscal quarter prior to the CIC, if the CIC occurs in the third year of the performance period).

In addition, the Company may reduce the severance payments and benefits to the extent specified in the CIC Plan to avoid the imposition of the excise tax under Section 4999 of the Code.

For purposes of the CIC Plan, a "change in control" or "CIC" conforms to the corresponding definition of "change in control" in the 2018 Omnibus Plan.

For purposes of the CIC Plan, "cause" generally means the occurrence of any of the following events after a CIC which is not cured within 15 days after written notice thereof: (A) gross negligence or willful misconduct which is materially injurious to the Company monetarily or otherwise; (B) misappropriation or fraud with regard to the Company or its assets; or (C) conviction of, or the pleading of guilty or nolo contendere to, a felony involving the assets or business of the Company.

For purposes of the CIC Plan, "good reason" generally means the occurrence of any of the following events after a CIC which is not cured within 15 days after written notice thereof: (A) material diminution in the value and importance of a participant's position, duties, responsibilities or authority; (B) a reduction in a participant's aggregate compensation or benefits; or (C) a failure of any successor or assign of the Company to assume in writing the obligations under the CIC Plan. The "good reason" definition includes a trigger for changes in location of primary worksite of more than 50 miles and to clarify that any reduction in compensation would have to be material and be measured by aggregate compensation and benefits.

In the instance that an executive officer is due benefits or payments under both the Officer Severance Plan and the CIC Plan, the executive officer would be eligible to receive the greater of the benefits and payments and the more favorable terms and conditions determined on an item-by-item basis. See below for the details on the Officer Severance Plan.

Potential Change in Control Payments

The following table sets forth the payments which each of our NEOs would have received assuming that the employment of each NEO was terminated by the Company on June 30, 2025 without "cause" or by the executive for "good reason" within two years following a CIC.

Name / Form of Compensation	Termination within 2 Years of CIC
Timothy C. Gokey	
Cash[1]	$ 4,595,783
Vesting of Equity Awards[2]	$ 20,472,656
SORP[3]	$ 8,482,578
Health Coverage[4]	$ 281,000
Total	**$33,832,017**
Ashima Ghei	
Cash[1]	$ 1,382,434
Vesting of Equity Awards[2]	$ 1,201,160
SORP	—
Health Coverage	—
Total	**$ 2,583,594**
Christopher J. Perry	
Cash[1]	$ 2,713,248
Vesting of Equity Awards[2]	$ 5,777,769
SORP	—
Health Coverage	$ 177,000
Total	**$ 8,668,017**
Thomas P. Carey	
Cash[1]	$ 2,037,331
Vesting of Equity Awards[2]	$ 3,212,953
SORP	—
Health Coverage	—
Total	**$ 5,250,284**
Hope M. Jarkowski	
Cash[1]	$ 1,365,096
Vesting of Equity Awards[2]	$ 2,323,732
SORP	—
Health Coverage	—
Total	**$ 3,688,828**

[1] Represents "current total annual compensation" as detailed above. Mr. Carey is paid in GBP. Amounts were converted to USD based on the exchange rate of 1 GBP = 1.37172 USD as of June 30, 2025 for purposes of this disclosure.

[2] Represents the aggregate value of all unvested stock options and RSUs vesting upon termination under the CIC Plan as detailed above or as set forth in applicable award agreements based on the closing price of our Common Stock on the last trading day of fiscal year 2025, which was $243.03 per share.

[3] Mr. Gokey is 100% vested and would commence receiving annual benefits at termination which would be reduced by an early retirement factor for commencement prior to age 65. Service credit and actuarial values are calculated as of June 30, 2025 (the SORP's measurement date for the last fiscal year). Actuarial values are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2021, and a 5.68% discount rate.

[4] Based on age and service, Mr. Gokey and Mr. Perry are eligible for executive retiree medical benefits under the Executive Retiree Health Insurance Plan upon termination of employment with the Company until they and their spouses reach age 65. Actuarial values are calculated as of June 30, 2025 (measurement date for the last fiscal year) and are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2021, and a 5.13% discount rate.

Officer Severance Plan

In the event of a termination without "cause" (as defined below) that is not covered under the CIC Plan, executive officers would be eligible to receive severance benefits under the Officer Severance Plan instead of the CIC Plan. Retirement and voluntary resignation do not qualify for severance. Upon a qualifying termination under the Officer Severance Plan, the executive officers would be eligible to receive:

- Continued payment of base salary of 24 months for the CEO and 18 months for the other NEOs

- Payment of a cash incentive award for the fiscal year of termination on the normal payment date based on actual performance, prorated for the NEOs other than the CEO, who is eligible for a full year's cash incentive award

- Continued vesting during the severance period of equity awards granted after the effective date of the Officer Severance Plan, with proration of PRSUs and RSUs if the termination occurs prior to the end of the performance period

As a condition to receiving any severance payments under the Officer Severance Plan, executive officers will be required to enter into agreements that contain a general release of the Company and certain restrictive covenants, including non-competition provisions that will be in force during the 24-month severance period for our CEO and 18-month severance period for all other NEOs.

For purposes of the Officer Severance Plan, as in effect on June 30, 2025, "cause" generally means: (A) conviction of, or pleading nolo contendere to, a felony; (B) willful misconduct resulting in material harm to the Company; (C) fraud, embezzlement, theft or dishonesty resulting in material harm to the Company; (D) continuing failure to perform duties after written notice; (E) material breach of any confidentiality, non-solicitation and/or non-competition agreements; or (F) violations of the Code of Business Conduct.

Potential Payments upon Involuntary Termination without Cause

The following table sets forth the payments which each of our NEOs would have received assuming that the employment of each NEO was terminated by the Company on June 30, 2025 without "cause."

Name / Form of Compensation	Involuntary Term without Cause
Timothy C. Gokey	
Cash[1]	$ 3,712,705
Vesting of Equity Awards[2]	$20,404,864
SORP[3]	$ 8,482,578
Health Coverage[4]	$ 281,000
Total	**$32,881,147**
Ashima Ghei	
Cash[1]	$ 1,382,434
Vesting of Equity Awards[2]	$ 627,020
SORP	—
Health Coverage	—
Total	**$ 2,009,454**
Christopher J. Perry	
Cash[1]	$ 2,245,571
Vesting of Equity Awards[2]	$ 5,756,890
SORP	—
Health Coverage	$ 177,000
Total	**$ 8,179,461**
Thomas P. Carey	
Cash[1]	$ 1,784,485
Vesting of Equity Awards[2]	$ 2,225,862
SORP	—
Health Coverage	—
Total	**$ 4,010,347**
Hope M. Jarkowski	
Cash[1]	$ 1,365,096
Vesting of Equity Awards[2]	$ 981,208
SORP	—
Health Coverage	—
Total	**$ 2,346,304**

[1] Represents base salary continuation for 24 months for Mr. Gokey or 18 months for other NEOs and annual cash incentive award based on actual financial achievement for fiscal year 2025. Mr. Carey is paid in GBP. Amounts were converted to USD based on the exchange rate of 1 GBP = 1.37172 USD as of June 30, 2025 for purposes of this disclosure.

[2] For Ms. Ghei, Mr. Carey, and Ms. Jarkowski represents the aggregate value of all unvested stock options and RSUs eligible to vest upon termination under the Officer Severance Plan as detailed above or as set forth in applicable award agreements and based on the closing price of our Common Stock on the last trading day of fiscal year 2025, which was $243.03 per share. For PRSUs, assumes performance at target. For Mr. Gokey and Mr. Perry, if they were to be involuntarily terminated, based on age, they would qualify for "retirement" treatment of their outstanding equity awards, which would continue to vest for a period of time on the original vesting dates. For this purpose, "retirement" is defined as termination of employment for any reason other than "cause" for employees age 65 and over, and involuntary termination of employment without "cause" for employees age 60 and over.

(3) Mr. Gokey is 100% vested and would commence receiving annual benefits at termination which would be reduced by an early retirement factor for commencement prior to age 65. Service credit and actuarial values are calculated as of June 30, 2025 (the SORP's measurement date for the last fiscal year). Actuarial values are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2021, and a 5.68% discount rate.

(4) Based on age and service, Mr. Gokey and Mr. Perry are eligible for executive retiree medical benefits under the Executive Retiree Health Insurance Plan upon termination of employment with the Company until they and their spouses reach age 65. Actuarial values are calculated as of June 30, 2025 (measurement date for the last fiscal year) and are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2021, and a 5.13% discount rate.

Payments upon Other Termination of Employment Scenarios

The following table sets forth the payments which each of our NEOs would have received under various other termination scenarios under arrangements in effect on June 30, 2025. Capitalized terms used herein are defined as set forth in the applicable plan documents.

All equity grants are governed by equity agreements, which provide for accelerated or continued vesting of outstanding awards for other termination of employment scenarios.

In the case of Death or Permanent Disability, all unvested stock options and time-based RSUs vest in full and unvested PRSUs vest at target if termination occurs prior to the end of the performance period and based on actual performance if termination occurs after the end of the performance period and prior to the vesting date.

In the case of a Voluntary Termination or Involuntary Termination with Cause, all unvested equity is forfeited.

In the case of Retirement, outstanding awards would continue to vest for a period of time on the original vesting dates. For this purpose, "retirement" is defined as termination of employment for any reason other than "cause" for employees age 65 and over, and involuntary termination of employment without "cause" for employees age 60 and over. Time-based RSUs will vest on a prorated basis on the original vesting date. Stock options continue to vest and are exercisable for a period of 36 months following a retirement. In the case of PRSUs, if retirement occurs prior to the end of the performance period, the award will vest on the original vesting date based on actual performance pro-rated for the period worked during the performance period, and if retirement occurs after the end of the performance period, the award will vest in full on the original vesting date based on actual performance during the performance period.

Name / Form of Compensation	Death	Disability	Voluntary Term or Involuntary Term w/ Cause	Retirement
Timothy C. Gokey				
Cash	—	—	—	—
Vesting of Equity Awards[1][2]	$27,938,457	$27,938,457	—	$20,404,864
SORP[3]	$8,482,578	$8,929,029	$8,482,578	$8,482,578
Health Coverage[4]	—	$281,000	$281,000	$281,000
Total	**$36,421,035**	**$37,148,486**	**$8,763,578**	**$29,168,442**
Ashima Ghei				
Cash	—	—	—	—
Vesting of Equity Awards[1]	$1,201,160	$1,201,160	—	—
SORP	—	—	—	—
Health Coverage	—	—	—	—
Total	**$1,201,160**	**$1,201,160**	**—**	**—**
Christopher J. Perry				
Cash	—	—	—	—
Vesting of Equity Awards[1][2]	$8,012,349	$8,012,349	—	$5,756,890
SORP	—	—	—	—
Health Coverage	—	$177,000	$177,000	$177,000
Total	**$8,012,349**	**$8,189,349**	**$177,000**	**$5,933,890**
Thomas P. Carey				
Cash	—	—	—	—
Vesting of Equity Awards[1]	$4,297,271	$4,297,271	—	—
SORP	—	—	—	—
Health Coverage	—	—	—	—
Total	**$4,297,271**	**$4,297,271**	**—**	**—**
Hope M. Jarkowski				
Cash	—	—	—	—
Vesting of Equity Awards[1]	$2,323,732	$2,323,732	—	—
SORP	—	—	—	—
Health Coverage	—	—	—	—
Total	**$2,323,732**	**$2,323,732**	**—**	**—**

[1] Represents the aggregate value of all unvested stock options and RSUs with accelerated vesting upon termination as detailed above based on the closing price of our Common Stock on the last trading day of fiscal year 2025, which was $243.03 per share.

(2) For a termination due to Retirement, Mr. Gokey and Mr. Perry would not qualify for retirement treatment of their awards if they were to voluntarily terminate employment or if the Company terminated their employment with "cause," but they would qualify for retirement treatment on their awards if the Company involuntarily terminated their employment without "cause."

(3) Mr. Gokey is 100% vested and would commence receiving annual benefits at termination which would be reduced by an early retirement factor for commencement prior to age 65. Service credit and actuarial values are calculated as of June 30, 2025 (the SORP's measurement date for the last fiscal year). Actuarial values are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2021, and a 5.68% discount rate.

(4) Based on age and service, Mr. Gokey and Mr. Perry are eligible for executive retiree medical benefits under the Executive Retiree Health Insurance Plan upon termination of employment with the Company until they and their spouses reach age 65. Actuarial values are calculated as of June 30, 2025 (measurement date for the last fiscal year) and are based on the SOA PRI-2012 retiree white-collar mortality tables, with generational mortality improvement projection scale MP-2021, and a 5.13% discount rate.

CEO Pay Ratio

In accordance with SEC rules, we are providing the following information about the relationship between the annual total compensation of our median compensated employee and the annual total compensation of our CEO. The SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and assumptions and, as a result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.

- The fiscal year 2025 annual total compensation of Mr. Gokey was $17,212,066, which was determined by adding the Company's cost of benefits for Mr. Gokey to the "Total" compensation shown for our CEO in the "Summary Compensation" table on page 59 of this Proxy Statement.

- The fiscal year 2025 annual total compensation of our median compensated employee was $79,503 including the Company's cost of benefits for the median employee.

- Accordingly, the ratio of Mr. Gokey's annual total compensation to the annual total compensation of our median compensated employee for fiscal year 2025 was approximately 216 to 1.

The pay ratio was calculated in a manner consistent with Item 402(u) of Regulation S-K and is based upon our reasonable judgment and assumptions.

Calculating the CEO Pay Ratio

To calculate the 2025 CEO pay ratio, we used the same median compensated employee that we used for purposes of calculating the CEO pay ratio for 2023 and 2024, as there have been no changes to our employee population or employee compensation arrangements that we believe would significantly impact the CEO pay ratio. However, the median employee we identified in 2023 was on a leave of absence from the Company for a significant portion of fiscal year 2025. As permitted under SEC rules, we selected a new employee whose compensation was substantially similar to the original median employee based on the same compensation measures used to select the original median employee.

Determining our Global Employee Population

In 2023, we determined our median compensated employee by starting with the Broadridge full-time and part-time employees then excluding the following:

- Applying the "de minimis" exemption under SEC rules, we excluded a total of 668 employees in the following jurisdictions, which constituted all of our employees in each referenced jurisdiction: Australia (28), Belgium (3), Brazil (8), Czechia (20), France (119), Germany (86), Hong Kong (88), Italy (20), Japan (52), the Netherlands (5), Poland (76), Singapore (56), Spain (3), and Sweden (104). These employees comprised less than five percent of our global employee population.

- We also excluded independent contractors and temporary workers who are paid through a third party.

In total, we collected compensation data for employees in seven countries, comprising over 95% of our global employee population. These seven countries are: U.S., India, Canada, UK, Romania, Ireland, and the Philippines. Our calculation was comprised of a population of 14,476 employees globally (after excluding the 668 non-U.S. employees described above), of which 7,111 employees were in the U.S. and 7,365 employees were located outside the U.S.

Determining the Median Compensated Employee

To identify our median compensated employee, we used total cash compensation and employer cost for health benefits as our compensation measure, which, for these purposes, included base salary, cash incentive payments, cash commissions, and other similar payments, as well as the estimated employer cost for health benefits for those participating in our benefit programs. We determined the median compensated employee from our active, global employee population, using total cash compensation earned and paid. We annualized total cash compensation for permanent employees hired during the period and did not make any cost-of-living adjustments. In addition, we used the estimated employer health benefits and annualized for all participating employees. Any compensation paid in a foreign currency was converted to U.S. dollars using a 12-month average exchange rate.

Our "median compensated employee" is an individual who earned total cash compensation and health benefits at the midpoint, that is, the point at which half of the global employee population earned more total cash compensation and benefits and half of the global employee population earned less total cash compensation and health benefits.

Calculating the Pay Ratio

After identifying the median compensated employee, we calculated the annual total compensation for this employee and Mr. Gokey in the same manner as the "Total" compensation shown for our CEO in the "Summary Compensation" table on page 59 of this Proxy Statement and included the Company's cost of benefits for each one because both participated in the benefit plans in fiscal year 2025.

Pay Versus Performance

Pay Versus Performance Table

The following table sets forth information concerning: (1) the compensation of our Principal Executive Officer or CEO and the average compensation for our other NEOs, both as reported in the "Summary Compensation" table and with certain adjustments to reflect the "compensation actually paid" to such individuals, as defined under SEC rules, for each of the fiscal years ended June 30, 2021, 2022, 2023, 2024, and 2025, and (2) our cumulative total shareholder return ("*TSR*"), the cumulative TSR of our selected peer group ("*Compensation Peer Group TSR*"), our Net Income and our Adjusted EPS (our Company Selected Measure), over such years in accordance with SEC rules.

| | | | | | Value of Initial Fixed $100 Investment Based on: | | | |
Year	Summary Compensation Table Total for CEO ($)[1]	Compensation Actually Paid to CEO ($)[1][2]	Average Summary Compensation Table Total for Non-CEO NEOs ($)[1]	Average Compensation Actually Paid to Non-CEO NEOs ($)[1][2]	Total Shareholder Return ($)	Compensation Peer Group Total Shareholder Return ($)[3]	GAAP Net Income (millions)	Adjusted EPS ($)[4]
2025	**$17,188,658**	**$30,364,453**	**$3,673,472**	**$5,456,968**	**$209.37**	**$141.56**	**$839.5**	**$8.55**
2024	$ 14,251,992	$ 21,967,487	$ 3,840,974	$ 5,132,750	$167.11	$122.99	$698.1	$7.73
2023	$ 12,235,278	$ 18,075,686	$ 3,689,303	$ 4,817,733	$138.21	$105.80	$630.6	$7.01
2022	$ 10,068,228	$ 9,168,948	$ 4,236,261	$ 3,909,638	$116.67	$ 96.28	$539.1	$6.46
2021	$ 10,253,156	$ 18,536,369	$ 2,790,722	$ 2,807,784	$130.03	$118.36	$547.5	$5.66

[1] The following individuals are our other NEOs for each fiscal year:

Year	CEO	Non-CEO NEOs
2025	Timothy C. Gokey	Ashima Ghei, Christopher J. Perry, Thomas P. Carey, and Hope M. Jarkowski
2024	Timothy C. Gokey	Edmund J. Reese, Christopher J. Perry, Thomas P. Carey, and Hope M. Jarkowski
2023	Timothy C. Gokey	Edmund J. Reese, Christopher J. Perry, Robert Schifellite, and Thomas P. Carey
2022	Timothy C. Gokey	Edmund J. Reese, Christopher J. Perry, Robert Schifellite, and Keir D. Gumbs
2021	Timothy C. Gokey	Edmund J. Reese, Christopher J. Perry, Robert Schifellite, Adam D. Amsterdam, Matthew J. Connor, and James M. Young

[2] Compensation actually paid to our NEOs represents the compensation reported in the "Total" column in the "Summary Compensation" table for the applicable fiscal year, adjusted as follows:

| | 2025 | |
Adjustments	CEO	Average Non-CEO NEOs
Deduction for amounts reported under the "Stock Awards" and "Option Awards" columns in the "Summary Compensation" table for applicable fiscal year	$(13,412,700)	$(2,136,827)
Deduction for change in the actuarial present values reported under the "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" column of the "Summary Compensation" table for applicable fiscal year	$ (1,104,494)	$ 0
Increase for service cost and, if applicable, prior service cost for pension plans	$ 409,952	$ 0
Increase for awards that remain outstanding and unvested as of applicable fiscal year end that were granted during the applicable fiscal year, determined as of applicable fiscal year end and based on ASC 718 Fair Value	$ 14,365,584	$ 2,257,786
Increase for awards granted during applicable fiscal year that vested during applicable fiscal year, determined as of vesting date and based on ASC 718 Fair Value	$ 0	$ 0
Increase/deduction for outstanding and unvested awards as of applicable fiscal year that were granted during prior fiscal years, determined based on change in ASC 718 Fair Value from prior fiscal year to applicable fiscal year	$ 7,499,499	$ 997,394
Increase/deduction for awards granted during prior fiscal years that vested during applicable fiscal year, determined based on change in ASC 718 Fair Value from prior fiscal year to vesting date	$ 5,417,954	$ 665,143
Deduction for awards granted during prior fiscal years that were forfeited during applicable fiscal year, determined as of prior fiscal year end based on ASC 718 Fair Value	$ 0	$ 0
Increase based on dividends or other earnings paid on awards during applicable fiscal year prior to vesting date	$ 0	$ 0
TOTAL ADJUSTMENTS	**$ 13,175,795**	**$ 1,783,496**

[3] TSR is cumulative for the measurement periods beginning on June 30, 2020 and ending on June 30 of each of 2021, 2022, 2023, 2024, and 2025, respectively, calculated in accordance with Item 201(e) of Regulation S-K. The peer group includes: Equifax Inc., Euronet Worldwide, Inc., FactSet Research Systems Inc., Fidelity National Information Services, Inc., Fiserv, Inc., Gartner, Inc., Global Payments Inc., Intercontinental Exchange, Inc., Jack Henry & Associates, Inc., Paychex, Inc., SS&C Technologies Holdings, Inc., Verisk Analytics, Inc., and The Western Union Company. In fiscal year 2025, the Company removed Bread Financial Holdings, Inc. (formerly Alliance Data Systems Corporation) primarily due to its shift in business focus, to help inform 2025 compensation decisions. See "Peer Group Selection and Market Data" on page 54 of this Proxy Statement for more details.

[4] Adjusted EPS is a non-GAAP financial measure. For more information on the Company's use of this metric, see "Non-GAAP Financial Measures" beginning on page 89 of this Proxy Statement.

Narrative Disclosure to Pay Versus Performance Table

Relationship between Financial Performance Measures and Compensation Actually Paid

Each of the graphs below compare the compensation actually paid to our CEO and the average of the compensation actually paid to our remaining NEOs, with (i) our cumulative TSR and the Compensation Peer Group TSR, (ii) our Net Income, and (iii) our Adjusted EPS, in each case, for the fiscal years ended June 30, 2021, 2022, 2023, 2024, and 2025.

TSR amounts reported in the graph assume an initial fixed investment of $100, and that all dividends, if any, were reinvested.

Company TSR and Compensation Peer Group TSR vs. Compensation Actually Paid


Cumulative TSR (On Fixed $100 Investment)
$250
$200
$150
$100
$50
$0
$35,000,000
$28,000,000
$21,000,000
$14,000,000
$7,000,000
$0
Compensation Actually Paid
FY 2021
FY 2022
FY 2023
FY 2024
FY 2025
CEO Compensation Actually Paid
Avg non-CEO NEO Compensation Actually Paid
Company TSR
Compensation Peer Group TSR

Net Income vs. Compensation Actually Paid


Net Income (in millions)
$1,060
$860
$660
$460
$260
$60
($140)
$42,000,000
$35,000,000
$28,000,000
$21,000,000
$14,000,000
$7,000,000
$0
Compensation Actually Paid
FY 2021
FY 2022
FY 2023
FY 2024
FY 2025
CEO Compensation Actually Paid
Avg non-CEO NEO Compensation Actually Paid
Net Income (in millions)



Adjusted EPS vs. Compensation Actually Paid

- CEO Compensation Actually Paid
- Avg non-CEO NEO Compensation Actually Paid
- Adjusted EPS

Pay Versus Performance Tabular List

The following performance measures represent the most important financial performance measures used by us to link compensation actually paid to our NEOs to performance for the fiscal year ended June 30, 2025:

- Adjusted EPS
- Adjusted EBT
- Closed Sales

Equity Compensation Plan Information

The following table sets forth certain information related to the Company's equity compensation plans as of June 30, 2025.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity compensation plans approved by security holders[1]	1,917,328[2]	$157.97	5,612,285[3]
Equity compensation plans not approved by security holders	—	—	—
Total	1,917,328	$157.97	5,612,285

[1] The 2018 Omnibus Plan.

[2] This amount consists of stock options which have an average remaining term as of June 30, 2025 of 6.58 years. This amount does not include outstanding unvested awards of: (i) 590,603 time-based RSUs; and (ii) 179,113 PRSUs.

[3] These shares can be issued as stock options, stock appreciation rights, restricted stock, RSUs and performance share or stock bonus awards under the 2018 Omnibus Plan.

PROPOSAL 3

Ratification of Appointment of Independent Registered Public Accountants

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the work of the Company's independent registered public accountants. The Audit Committee has appointed Deloitte & Touche LLP as the independent registered public accountants for the Company and its subsidiaries for the fiscal year ending June 30, 2026.

In determining whether to reappoint Deloitte & Touche LLP as the independent registered public accountants for the fiscal year ending June 30, 2026, the Audit Committee considered several factors including:

- The performance of Deloitte & Touche LLP as the Company's independent auditors since its retention when Broadridge became an independent public company in 2007, including the extent and quality of Deloitte & Touche LLP's communications with the Audit Committee, and feedback from management regarding Deloitte & Touche LLP's overall performance;

- Deloitte & Touche LLP's independence with respect to the services to be performed;

- Deloitte & Touche LLP's general reputation for adherence to professional auditing standards;

- Deloitte & Touche LLP's knowledge and expertise in handling the complexity of Broadridge's global operations within its industry; and

- Deloitte & Touche LLP's tenure as the independent registered public accountants for the Company and its subsidiaries which has contributed to higher audit quality due to the auditor's deep understanding of Broadridge's business, accounting policies and practices, and internal control over financial reporting.

The Audit Committee also confirms compliance with the partner rotation rules applicable to independent registered public accountants.

 The Board recommends a vote FOR the proposal to ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accountants to audit the Company's consolidated financial statements for the fiscal year ending June 30, 2026

Fees for Services Provided by Independent Registered Public Accountants

Set forth below are the fees paid by the Company to its independent registered public accountants, Deloitte & Touche LLP, for the fiscal periods indicated. The Audit Committee believes that these expenditures are compatible with maintaining the independence of the Company's registered public accountants. The Audit Committee pre-approved all such audit and non-audit services performed by our independent registered public accountants during the fiscal years ended June 30, 2025 and 2024.

| | Fiscal Years Ended June 30, | |
Type of Fees ($ in thousands)	2025	2024
Audit Fees[1]	$ 5,862	$ 5,477
Audit-Related Fees[2]	$ 7,924	$ 6,525
Tax Fees[3]	$ 183	$ 97
All Other Fees[4]	—	—
Total Fees	$13,969	$12,100

[1] Audit Fees include professional services and expenses with respect to the audits of the consolidated financial statements for fiscal years 2025 and 2024 as well as the audit of the Company's internal control over financial reporting, the reviews of financial statements included in its quarterly reports on Form 10-Q, and services in connection with statutory and regulatory filings (including those statutory audits performed on the Company's operations located outside of the U.S.).

[2] Audit-Related Fees include professional services performed by the Company for its clients' benefit on the design and/or effectiveness of the Company's internal controls relative to the services the Company performs for its clients, and reviews of compliance with performance criteria established by the Company for the services the Company performs for its clients.

[3] Tax Fees include fees for general tax services such as consulting on various tax projects or tax audits, preparing certain tax analyses and information reports included in various income tax return filings, as well as for assistance in the preparation and filing of certain transfer pricing reports as required under U.S. tax law and applicable tax jurisdictions outside the U.S. addressing related party cross-border transactions.

[4] All Other Fees include any fees not included in the Audit, Audit-Related, or Tax Fees categories.

The Audit Committee believes that the continued retention of Deloitte & Touche LLP as our independent registered public accountants is in the best interest of the Company and our stockholders, and we are asking our stockholders to ratify the selection of Deloitte & Touche LLP as our independent registered public accountants for the fiscal year ending June 30, 2026. Stockholder ratification is not required by the By-laws or otherwise, but as a matter of good corporate governance practice, the Board has decided to ascertain the position of our stockholders on the appointment at the Annual Meeting. If our stockholders fail to ratify the selection, the Audit Committee may reconsider whether to retain Deloitte & Touche LLP. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent registered public accountants at any time during the year if it determines that such a change would be in the best interest of the Company and our stockholders.

Representatives of Deloitte & Touche LLP are expected to attend the 2025 Annual Meeting, with an opportunity to make a statement should they choose to do so, and to be available to respond to questions.

Policy on Pre-Approval of Audit and Permitted Non-Audit Services

Consistent with requirements of the SEC and the Public Company Accounting Oversight Board ("*PCAOB*") regarding auditor independence, the Audit Committee is responsible for the appointment, compensation, retention, and oversight of the work of the Company's independent registered public accounting firm. As part of this responsibility, the Audit Committee is required to pre-approve all audit and permitted non-audit services performed by the Company's independent registered public accounting firm in order to assure that the firm's independence from the Company is not compromised.

Under the Company's policy, management submits for Audit Committee approval, on an annual basis, a list of services expected to be rendered during the upcoming year within each of the following categories of services: audit services, audit-related services, tax services, and all other services. This includes a review of specific services to be performed, fees expected to be incurred within each category of service, and the potential impact of such services on the firm's independence. During the year, it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires separate pre-approval before engaging the independent registered public accounting firm.

To facilitate the process, the Audit Committee may also delegate pre-approval authority to one or more of its members. As such, the Audit Committee has delegated pre-approval authority to the Audit Committee Chair, who must report all pre-approval decisions to the full Audit Committee.

Audit Committee Report

The Audit Committee reports as follows:

The Company's management has the primary responsibility for the Company's financial statements and the reporting process, including disclosure controls and the system of internal control over financial reporting. The Audit Committee, in its oversight role has:

- Reviewed and discussed the annual audited financial statements as of and for the fiscal year ended June 30, 2025 with management;

- Discussed with the Company's internal auditors and independent registered public accountants the overall scope of, and plans for, their respective audits and has met with the internal auditors and independent registered public accountants, separately and together, with and without management present, to discuss the Company's financial reporting process and internal accounting controls in addition to other matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees, as adopted by the PCAOB, as may be modified or supplemented;

- Received from the independent registered public accountants written disclosures and the letter regarding the independent registered public accountant's communications with the Audit Committee concerning independence, as required by the PCAOB, and has discussed with the independent registered accountants their independence from the Company and its management;

- An established charter outlining the practices it follows. The Audit Committee's charter is available on the Company's Investor Relations website at **broadridge-ir.com** under the heading "Governance"; and

- Procedures that require the pre-approval by the Audit Committee of all fees paid to, and all services performed by, the Company's independent registered public accountants. The Audit Committee approves the proposed services, including the nature, type, and scope of service contemplated, and the related fees, to be rendered by the firm during the year. In addition, engagements may arise during the course of the year that are outside the scope of the initial services and fees approved by the Audit Committee. Any such additional engagements are approved by the Audit Committee or by the Audit Committee Chair pursuant to authority delegated by the Audit Committee. For each category of proposed service, the independent registered public accountants are required to confirm that the provision of such services does not impair their independence. Pursuant to the Sarbanes-Oxley Act of 2002, the fees and services provided as noted in the table on page 79 of this Proxy Statement were authorized and approved by the Audit Committee in compliance with the pre-approval procedures described herein.

Based on the Audit Committee's review and discussions with management and the Company's independent registered public accountants as described in this report, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements as of and for the fiscal year ended June 30, 2025, be included in the 2025 Form 10-K.

Audit Committee of the Board of Directors

Pamela L. Carter, *Chair*
Robert N. Duelks
Melvin L. Flowers
Brett A. Keller
Maura A. Markus
Annette L. Nazareth
Amit K. Zavery

Submission of Stockholder Proposals and Director Nominations

Proposals to be Included in 2026 Proxy Statement

Any stockholder who desires to have a proposal considered for presentation at the 2026 annual meeting of stockholders (*the "2026 Annual Meeting"*) and included in the proxy statement and form of proxy used in connection with our 2026 Annual Meeting, pursuant to Rule 14a-8 under the Exchange Act, must submit the proposal in writing via mail or email to our Corporate Secretary, as detailed below, so that it is received no later than June 4, 2026. The proposal must also comply with the requirements of Rule 14a-8 under the Exchange Act.

Proxy Access Nominations to be Included in 2026 Proxy Statement

Any stockholder (or group of up to 50 stockholders) meeting the Company's continuous ownership requirements of three percent or more of the outstanding shares of Common Stock for at least three years who wishes to nominate a candidate or candidates for election in connection with our 2026 Annual Meeting and require the Company to include such nominees in the proxy statement and form of proxy, must submit a notice of nomination in writing via mail or email to our Corporate Secretary, as detailed below, which must be received by no earlier than June 16, 2026 and no later than July 16, 2026. Notice of such a nomination must comply with the additional procedural and informational requirements set forth in the By-laws.

However, if our 2026 Annual Meeting is advanced or delayed by more than thirty (30) days from the first anniversary of the 2025 Annual Meeting, or if we do not hold our 2025 Annual Meeting, notice of any director nomination must be delivered (i) not earlier than 130 days and not later than 90 days prior to our 2026 Annual Meeting, or (ii) no later than 10 days after the date we provide notice of the 2026 Annual Meeting to stockholders by mail or announce it publicly.

Nominations or Proposals Not Included in 2026 Proxy Statement

Our By-laws contain provisions on the process by which a stockholder may nominate a candidate for election or to propose business for consideration at our 2026 Annual Meeting but not have that nomination or proposal included in our proxy statement for the 2026 Annual Meeting. In order to make such a nomination or proposal, we must receive notice of the director nomination or the proposal in writing via mail or email to our Corporate Secretary, as detailed below, no earlier than June 16, 2026 and no later than July 16, 2026.

However, if our 2026 Annual Meeting is advanced or delayed by more than thirty (30) days from the first anniversary of the 2025 Annual Meeting, or if we do not hold our 2025 Annual Meeting, notice of any proposal or director nomination must be delivered (i) not earlier than 130 days and not later than 90 days prior to our 2026 Annual Meeting, or (ii) no later than 10 days after the date we provide notice of the 2026 Annual Meeting to stockholders by mail or announce it publicly.

If we hold a special meeting of stockholders to elect directors, we must receive a stockholder's notice of intention to introduce a nomination not less than the later of (i) 90 days nor more than 130 days prior to the special meeting, or (ii) 10 days after the date we provide notice of the special meeting to stockholders or announce it publicly.

If any of such notices is not received in a timely manner or does not satisfy the additional notice requirements set forth in the By-laws, the notice will not be acted upon at our 2026 Annual Meeting or, as applicable, special meeting.

To comply with the universal proxy rules under the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees at the 2026 Annual Meeting must provide notice that sets forth the information required by Rule 14a–19 under the Exchange Act in addition to all of the information that is required by our By-laws at the time the nomination is made.

Proposals, nominations and notices should be directed to the attention of the Company's Corporate Secretary at Broadridge Financial Solutions, Inc., 5 Dakota Drive, Lake Success, New York 11042, or by emailing **CorporateSecretary@Broadridge.com**.

About the Annual Meeting and these Proxy Materials

What matters will be voted on at the Annual Meeting?

The following matters will be voted on at the Annual Meeting:

PROPOSAL 1	Election of the eight nominees listed in this Proxy Statement to the Board of Directors to serve until the 2026 Annual Meeting and until their successors are duly elected and qualified	Page 9
PROPOSAL 2	Advisory vote to approve the compensation of our Named Executive Officers as presented in this Proxy Statement (the Say on Pay Vote)	Page 39
PROPOSAL 3	Ratify the appointment of Deloitte & Touche LLP as our independent registered public accountants for the fiscal year ending June 30, 2026	Page 78

In addition, the Board may transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

We do not expect any other items of business to be brought before the Annual Meeting because the deadlines for stockholder proposals and director nominations have already passed. Nonetheless, in case there is an unforeseen need, your proxy gives discretionary authority to the persons named on the proxy card to vote your shares with respect to any other matters that might be brought before the Annual Meeting. Those persons intend to vote the proxy in accordance with their best judgment.

When will the Annual Meeting take place?

The 2025 Annual Meeting will take place on Thursday, November 13, 2025, at 9:00 a.m. Eastern Time.

How can I attend the Annual Meeting?

The Annual Meeting will be a completely virtual meeting. You will be able to attend online, vote, and submit questions during the Annual Meeting by visiting **virtualshareholdermeeting.com/BR25.**

Why a virtual meeting?

Virtual meetings have allowed us to provide expanded access, improved communication, and cost savings for our stockholders and the Company. Hosting a virtual meeting enables increased stockholder attendance and participation since stockholders can participate from any location around the world.

What if I have technical difficulties or trouble accessing the virtual meeting website?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the meeting, please call toll free: 1-844-976-0738, or if calling internationally, please call: 1-303-562-9301.

Who may vote at the Annual Meeting?

Holders of our Common Stock at the close of business on September 18, 2025 (the "*Record Date*") may vote at the Annual Meeting. We refer to the holders of our Common Stock as "*stockholders*" throughout this Proxy Statement. Each stockholder is entitled to one vote for each share of Common Stock held as of the Record Date.

Stockholders at the close of business on the Record Date may examine a list of all stockholders as of the Record Date for any purpose germane to the Annual Meeting for 10 days preceding the Annual Meeting, at our offices at 5 Dakota Drive, Lake Success, New York 11042 or electronically. Dissenters' rights are not applicable to any of the matters being voted upon at the 2025 Annual Meeting.

Your vote is important and we want to hear from you and all of our other stockholders. To express our appreciation for your participation, Broadridge will make a $1 charitable donation on behalf of every shareholder account that votes.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Stockholders of Record. You are a stockholder of record or registered stockholder if, at the close of business on the Record Date, your shares were registered directly in your name with Broadridge Corporate Issuer Solutions, LLC, our transfer agent.

Beneficial Owner. You are a beneficial owner if, at the close of business on the Record Date, your shares were held by a brokerage firm, by a bank or other nominee and not in your name. Being a beneficial owner means that, like most of our stockholders, your shares are held in "street name." As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by following the voting instructions your broker or other nominee provides. If you do not provide your broker, bank or nominee with instructions on how to vote your shares, your broker, bank or nominee will be able to vote your shares with respect to some of the proposals in this Proxy Statement, but not all. See *"What if I submit a proxy, but do not specify how my shares are to be voted?"* for additional information.

What do I need to do to attend the virtual Annual Meeting?

Broadridge will be hosting the Annual Meeting online. A summary of the information you need to attend the Annual Meeting online is provided below:

- Any stockholder can attend the Annual Meeting by visiting **virtualshareholdermeeting.com/BR25**
- We encourage you to access the Annual Meeting online prior to its start time
- The Annual Meeting starts at 9:00 a.m. Eastern Time
- Stockholders may vote electronically and submit questions online while attending the Annual Meeting
- Please have the Control Number we have provided to you to join the Annual Meeting
- Instructions on how to attend and participate in the Annual Meeting, including how to demonstrate proof of stock ownership, are available at **virtualshareholdermeeting.com/BR25**
- Questions regarding how to attend and participate in the Annual Meeting will be answered by calling 1-844-976-0738 (domestically) or 1-303-562-9301 (internationally) on the day of the Annual Meeting
- A replay of the Annual Meeting will be available after the meeting on our website through November 13, 2026

If I am unable to attend the virtual Annual Meeting, can I listen to the Annual Meeting by telephone?

Yes. Stockholders unable to access the Annual Meeting online will be able to call 1-877-328-2502 (domestically) or 1-412-317-5419 (internationally) and listen to the Annual Meeting if they provide their Control Number. Although stockholders accessing the Annual Meeting by telephone will be able to listen to the Annual Meeting and may ask questions during the Annual Meeting, you will not be considered present at the Annual Meeting and will not be able to vote unless you also attend the Annual Meeting online.

Why did I receive a Notice in the mail regarding the Internet Availability of Proxy Materials instead of a full set of printed proxy materials?

Under rules adopted by the SEC, we are making this Proxy Statement available to our stockholders primarily through the Internet ("*Notice and Access*"). On or about October 2, 2025, we will mail the Notice regarding the Internet Availability of Proxy Materials (the *"Notice of Internet Availability"*) to stockholders of our Common Stock at the close of business on the Record Date, other than those stockholders who previously requested electronic or paper delivery of communications from us. The Notice of Internet Availability contains instructions on how to access an electronic copy of our proxy materials, including this 2025 Proxy Statement and our 2025 Annual Report to Stockholders. The Notice of Internet Availability also contains instructions on how to request a paper copy of the proxy materials. We believe that this process will allow us to provide you with the information you need in a timely manner, while conserving natural resources and lowering the costs of printing and distributing our proxy materials.

Can I vote my shares by filling out and returning the Notice of Internet Availability?

No. The Notice of Internet Availability only identifies the items to be voted on at the Annual Meeting. You cannot vote by marking the Notice of Internet Availability and returning it. The Notice of Internet Availability provides instructions on how to cast your vote. For additional information, see *"How do I vote my shares and what are the voting deadlines?"*

Why didn't I receive a Notice of Internet Availability in the mail regarding the Internet Availability of the Proxy Materials?

We are providing some of our stockholders, including stockholders who have previously asked to receive paper copies of the proxy materials, with paper copies of the proxy materials instead of a Notice of Internet Availability. In addition, we are providing the proxy materials by e-mail to those stockholders who have previously elected delivery of the proxy materials electronically. Those stockholders should have received an e-mail containing a link to the website where those materials are available and a link to the proxy voting website.

Can I choose to receive future proxy materials by e-mail?

Yes. If you receive your proxy materials by mail, we encourage you to elect to receive future copies of proxy statements and annual reports by e-mail. To enroll in the online program, go to **https://enroll.icsdelivery.com/BR** and follow the enrollment instructions that apply depending on whether you are a stockholder of record (or registered stockholder) or beneficial owner of Common Stock. Upon completion of enrollment, you will receive an e-mail confirming the election to use the electronic delivery services. The enrollment in the online program will remain in effect for as long as your account is active or until enrollment is cancelled.

How do I vote my shares and what are the voting deadlines?

Stockholders of Record. If you are a stockholder of record, there are several ways for you to vote your shares:

 Online Using your Computer or Mobile Device Before the Meeting Date: Go to **proxyvote.com/BR** and vote until 11:59 p.m. Eastern Time on November 12, 2025. Have your proxy card in hand when you access the website and follow the instructions on the website.

 By Telephone: Call 1-800-690-6903 to vote by telephone until 11:59 p.m. Eastern Time on November 12, 2025. Have your proxy card in hand when you call and then follow the instructions.

 By Scanning this QR Code: Use your Smartphone or Tablet and vote any time on **proxyvote.com/BR** until 11:59 p.m. Eastern Time on November 12, 2025. Have your proxy card in hand when you access the website and follow the instructions on the website.

 By Mail: If you received paper copies in the mail of the proxy materials and proxy card, mark, sign and date your proxy card and return it in the postage-paid envelope we have provided.

You may attend the Annual Meeting on Thursday, November 13, 2025, at 9:00 a.m. Eastern Time, by visiting **virtualshareholdermeeting.com/BR25**, and you can vote during the Annual Meeting using the Control Number we have provided to you.

Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy card or vote online or telephone by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

Beneficial Owners. If you are a beneficial owner of your shares, you should have received a Notice of Internet Availability or voting instructions from the broker, bank or other nominee holding your shares. You should follow the instructions in the Notice of Internet Availability or the voting instructions provided by your broker, bank or nominee in order to instruct your broker, bank or nominee on how to vote your shares. Notice and Access delivery of the proxy materials, and internet and/or telephone voting, also will be offered to stockholders owning shares through most banks and brokers.

You may also attend the Annual Meeting on Thursday, November 13, 2025, at 9:00 a.m. Eastern Time by visiting **virtualshareholdermeeting.com/BR25** and vote during the Annual Meeting. After considering issuer practices during virtual shareholder meetings and to respect the voice of our shareholders, during our Annual Meeting we will pause to allow time for stockholders to ask questions, vote or change their vote after the proposals are read for a minimum of two minutes and during this time the business presentation will be provided before the polls are closed in order to provide shareholders with adequate time to cast their vote. We will announce in the meeting that the polls will be closing after the business discussion to provide stockholders with fair warning to vote or change their vote.

Can I revoke or change my vote after I submit my proxy?

Stockholders of Record. If you are a stockholder of record, you may revoke your vote at any time before the final vote at the Annual Meeting by:

- Signing and returning a new proxy card with a later date
- Submitting a later-dated vote by telephone or internet at **proxyvote.com/BR**, because only your latest telephone or internet vote received by 11:59 p.m. Eastern Time on November 12, 2025 will be counted
- Delivering a timely written revocation to our Company's Corporate Secretary via mail at Broadridge Financial Solutions, Inc., 5 Dakota Drive, Lake Success, New York 11042, or via email at **CorporateSecretary@Broadridge.com**, before the Annual Meeting
- Attending the Annual Meeting by visiting **virtualshareholdermeeting.com/BR25** and voting again

Beneficial Owners. If you are a beneficial owner of your shares, you must contact the broker, bank or other nominee holding your shares and follow its instructions for changing your vote. Alternatively, you may attend the Annual Meeting by visiting **virtualshareholdermeeting.com/BR25** and vote again.

What will happen if I do not vote my shares?

Stockholders of Record. If you are the stockholder of record of your shares and you do not vote by telephone or mail, or through the internet before or during the Annual Meeting, your shares will not be voted at the Annual Meeting.

Beneficial Owners. If you are the beneficial owner of your shares and you do not instruct your broker, bank or other nominee how to vote your shares, your broker, bank or nominee may exercise its discretion to vote on some proposals at the Annual Meeting, but not all. Under the rules of the NYSE, your broker, bank or nominee does not have discretion to vote your shares on non-routine matters such as Proposals 1 and 2. However, your broker, bank or nominee does have discretion to vote your shares on routine matters such as Proposal 3.

What if I submit a proxy, but do not specify how my shares are to be voted?

Stockholders of Record. If you are a stockholder of record and you submit a proxy card, but you do not provide voting instructions on the card, your shares will be voted:

- **FOR** the election of the 8 directors nominated by our Board of Directors and named in this Proxy Statement
- **FOR** the approval, on an advisory basis, of the compensation of our Named Executive Officers (the Say on Pay Vote)
- **FOR** the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accountants for the fiscal year ending June 30, 2026
- In the discretion of the named proxies regarding any other matters properly presented for a vote at the Annual Meeting

Beneficial Owners. If you are a beneficial owner and you do not provide the broker or other nominee that holds your shares with voting instructions, the broker, bank or nominee will determine if it has the discretionary authority to vote on your behalf. Under the NYSE's rules, brokers and nominees have the discretion to vote on routine matters such as Proposal 3, but do not have discretion to vote on non-routine matters such as Proposals 1 and 2. Therefore, if you do not provide voting instructions to your broker, bank or nominee, your broker, bank or nominee may only vote your shares on Proposal 3 and any other routine matters properly presented for a vote at the Annual Meeting.

What is the effect of a broker non-vote?

Brokers, banks, or other nominees who hold shares of our Common Stock for a beneficial owner have the discretion to vote on routine proposals when they have not received voting instructions from the beneficial owner at least 10 days prior to the Annual Meeting. A broker non-vote occurs when a broker, bank, or other nominee does not receive voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares.

Broker non-votes will be counted for purposes of calculating whether a quorum is present at the Annual Meeting but will not be counted as votes cast at the Annual Meeting. Therefore, a broker non-vote will not affect the outcome of the vote on any of the proposals to be considered at the Annual Meeting.

How many shares must be present or represented to conduct business at the Annual Meeting?

We need a quorum of stockholders to hold our Annual Meeting. A quorum exists when at least a majority of the outstanding shares entitled to vote at the close of business on the Record Date is represented at the Annual Meeting either in person or by proxy. Virtual attendance at the Annual Meeting constitutes presence in person for purposes of a quorum at the Annual Meeting. On September 18, 2025, there were 116,719,878 shares of Common Stock outstanding and entitled to vote.

Your shares will be counted towards the quorum if you vote by mail, by telephone, or through the internet either before or during the Annual Meeting. Abstentions and broker non-votes also will count towards the quorum requirement. If a quorum is not met, a majority of the shares present at the Annual Meeting may adjourn the Annual Meeting to a later date.

Can I confirm that my vote was cast in accordance with my instructions?

Stockholders of Record. Our stockholders have the opportunity to confirm that their vote was cast in accordance with their instructions. Vote confirmation is consistent with our commitment to best corporate governance practices and an important means to increase transparency. Vote confirmation is available 24 hours after your vote is received beginning on October 29, 2025, with the final vote tabulation available through January 13, 2026. You may confirm your vote whether it was cast by proxy card, electronically or telephonically. To obtain vote confirmation, log onto **proxyvote.com/BR** using the Control Number we have provided to you and receive confirmation on how your vote was cast.

Beneficial Owners. If you hold your shares through a brokerage account, bank or other nominee, the ability to confirm your vote may be affected by the rules of your bank, broker or nominee and the confirmation will not confirm whether your bank, broker or nominee allocated the correct number of shares to you.

Is my vote confidential?

Yes. All votes remain confidential, unless you provide otherwise.

What is householding?

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Common Stock but sharing the same address, we have adopted a procedure approved by the SEC called *"householding."* Under this procedure, certain stockholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our Notice of Internet Availability and, as applicable, any additional proxy materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you are a stockholder of record and would like to have separate copies of the Notice of Internet Availability or proxy materials mailed to you in the future, you must submit a request to opt out of householding in writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or call Broadridge at 1-866-540-7095, and we will cease householding all such documents within 30 days. Stockholders of record may also contact us at this address or telephone number if you are receiving multiple copies of proxy materials or Notices of Internet Availability and would like to request delivery of a single copy of such materials.

If you are a beneficial owner, information regarding householding of proxy materials should have been forwarded to you by your bank, broker or nominee.

However, please note that if you want to receive a paper proxy card or vote instruction form or other proxy materials for purposes of the 2025 Annual Meeting, you should follow the instructions included in the Notice of Internet Availability that was sent to you.

Who will count the votes?

We have retained independent inspectors of election who will count the shares voted including shares voted during the Annual Meeting and will certify the election results.

What happens if the Annual Meeting is adjourned or postponed?

Your proxy will still be effective and will be voted at the rescheduled or adjourned Annual Meeting. You will still be able to change or revoke your proxy until the rescheduled or adjourned Annual Meeting.

Who is paying for the costs of this proxy solicitation?

Your proxy is being solicited by and on behalf of the Board of Directors. The expense of preparing, printing and providing this proxy solicitation will be borne by the Company. The Company may retain a proxy solicitation firm to assist with the solicitation of proxies for a fee estimated not to exceed $20,000 plus reimbursement of reasonable out-of-pocket expenses. Also, certain directors, executive officers, representatives and employees of the Company may solicit proxies by telephone and personal interview. Such individuals will not receive additional compensation from the Company for solicitation of proxies; but, may be reimbursed by the Company for reasonable out-of-pocket expenses in connection with such solicitation. In accordance with the regulations of the SEC, banks, brokers, and other custodians, nominees, and fiduciaries also will be reimbursed by the Company, as necessary, for their reasonable expenses for sending proxy solicitation materials to the beneficial owners of Common Stock.

Copies of the proxy materials will be supplied to brokers and other nominees for the purpose of soliciting proxies from *beneficial owners*, and we will reimburse such brokers or other nominees for their reasonable expenses.

How can I find the results of the Annual Meeting?

Preliminary results will be announced at the Annual Meeting. Final results will be published in a Current Report on Form 8-K to be filed with the SEC within four business days after the Annual Meeting. If the official results are not available at that time, we will provide preliminary voting results in the Form 8-K and will provide the final results in an amendment to the Form 8-K as soon as they become available.

Non-GAAP Financial Measures

Explanation and Reconciliation of the Company's Use of Non-GAAP Financial Measures

Certain financial results in this Proxy Statement are Non-GAAP financial measures. These Non-GAAP measures are Adjusted Net earnings and Adjusted EPS. These Non-GAAP financial measures should be viewed in addition to, and not as a substitute for, the Company's reported results. Please refer to the Company's annual reports on Form 10-K for terms not defined herein.

The Company believes our Non-GAAP financial measures help investors understand how management plans, measures and evaluates the Company's business performance. Management believes that Non-GAAP measures provide consistency in its financial reporting and facilitates investors' understanding of the Company's operating results and trends by providing an additional basis for comparison. Management uses these Non-GAAP financial measures to, among other things, evaluate our ongoing operations, for internal planning and forecasting purposes and in the calculation of performance-based compensation. In addition, and as a consequence of the importance of these Non-GAAP financial measures in managing our business, the Company's Compensation Committee incorporates Non-GAAP financial measures in the evaluation process for determining management compensation.

These Non-GAAP measures are adjusted to exclude the impact of certain costs, expenses, gains and losses and other specified items the exclusion of which management believes provides insight regarding our ongoing operating performance. Depending on the period presented, these adjusted measures exclude the impact of certain of the following items:

- Amortization of Acquired Intangibles and Purchased Intellectual Property represents non-cash amortization expenses associated with the Company's acquisition activities

- Acquisition and Integration Costs represent certain transaction and integration costs associated with the Company's acquisition activities

- Restructuring and Other Related Costs represent costs associated with the Company's Corporate Restructuring Initiative to exit and/or realign some of our businesses, streamline the Company's management structure, reallocate work to lower cost locations, and reduce headcount in deprioritized areas, in addition to other restructuring activities

- Litigation Settlement Charges represent reserves established during the third and fourth quarters of fiscal year 2024 related to the settlement of claims

- Russia-Related Exit Costs are direct and incremental costs associated with the Company's wind down of business activities in Russia in response to Russia's invasion of Ukraine, including relocation-related expenses of impacted associates

- Real Estate Realignment and Covid-19 Related Expenses are comprised of two major components:

  - Real Estate Realignment Expenses are expenses associated with the exit of certain of the Company's leased facilities in response to the Covid-19 pandemic, which consist of the impairment of certain right of use assets, leasehold improvements and equipment, as well as other related facility exit expenses directly resulting from, and attributable to, the exit of these leased facilities

  - Covid-19 Related Expenses are direct and incremental expenses incurred by the Company to protect the health and safety of Broadridge associates during the Covid-19 outbreak, including expenses associated with monitoring the temperatures for associates entering our facilities, enhancing the safety of our office environment in preparation for workers to return to Company facilities on a more regular basis, ensuring proper social distancing in our production facilities, personal protective equipment, enhanced cleaning measures in our facilities, and other safety related expenses

- Investment Gains represent non-operating, non-cash gains on privately held investments

We exclude these items to provide us with an understanding of the results from the primary operations of our business and enhances comparability across fiscal reporting periods, as these items are not reflective of our underlying operations or performance. We also exclude the impact of Amortization of Acquired Intangibles and Purchased Intellectual Property, as these non-cash amounts are significantly impacted by the timing and size of individual acquisitions and do not factor into the Company's capital allocation decisions, management compensation metrics or multi-year objectives. Furthermore, management believes that this adjustment enables better comparison of our results as Amortization of Acquired Intangibles and Purchased Intellectual Property will not recur in future periods once such intangible assets have been fully amortized. Although we exclude Amortization of Acquired Intangibles and Purchased Intellectual Property from our adjusted earnings measures, our management believes that it is important for investors to understand that these intangible assets contribute to revenue generation. Amortization of intangible assets that relate to past acquisitions will recur in future periods until such intangible assets have been fully amortized. Any future acquisitions may result in the amortization of additional intangible assets.

See the "Appendix—Non-GAAP Reconciliation Tables" for the reconciliation of these Non-GAAP measures to their most directly comparable GAAP measure.

Explanation of Compensation Adjusted Non-GAAP Financial Measures

We use a variety of performance metrics when setting the incentive compensation performance goals at the beginning of the fiscal year. For fiscal year 2025, these metrics were:

- Compensation Adjusted Fee-Based Revenue—annual cash incentive award
- Compensation Adjusted EBT—annual cash incentive award
- Closed Sales—annual cash incentive award
- Client Onboarding—annual cash incentive award
- Compensation Adjusted EBIT—annual cash incentive award (business segment only)
- Compensation Adjusted EPS—PRSUs

As a consequence of the importance of Non-GAAP financial measures in managing our business, the Compensation Committee utilizes certain Non-GAAP measures in the executive officer compensation process. The Compensation Committee may further adjust these metrics, as set forth in the 2018 Omnibus Plan and reported in the Company's financial statements, to ensure that the measurement of performance reflects factors that management can directly control and so payout levels are not artificially inflated or impaired by factors unrelated to the ongoing operation of the business.

Compensation Adjusted Fee-Based Revenue are the Company's total annual revenues, less distribution revenues (that primarily consist of postage-related fees) and the impact of foreign currency exchange on the Company's revenues.

Compensation Adjusted EBT is defined as the Company's GAAP EBT, as reported in the Company's financial statements, adjusted to exclude the impact of Amortization of Acquired Intangibles and Purchased Intellectual Property, and Acquisition and Integration Costs. In calculating achievement of this goal, pre-set adjustments were applied by the Compensation Committee to exclude the impact of:

- Asset write-downs or gains including, but not limited to, mark to market minority investment in private companies not accounted for under equity method accounting, and realized or unrealized impact from rabbi trust investment
- Reorganization and restructuring programs to the extent they result in aggregate net gain, loss, charge or expense in excess of $4 million
- Acquisitions or divestitures closed during the fiscal year and not included in the operating plan, including earnings generated by the business and expenses related to funding an acquisition
- Foreign exchange gains and losses whether or not disclosed as described above, based on the variance of (i) the actual impact of foreign exchange on earnings ("*FX EBIT*") to (ii) the FX EBIT amount included in the operating plan finalized within the first 90 days of the performance period

Closed Sales is the total recurring fee revenue closed sales in the fiscal year. Closed sales represent an estimate of the expected recurring annual fee revenues for new client contracts that were signed by Broadridge in the current reporting period. Closed sales do not include event-driven or distribution activity. A sale is considered closed when the Company has received the signed client contract. The amount of the closed sale is an estimate of annual revenues based on client volumes or activity. The inherent variability of transaction volumes and activity levels can result in some variability of amounts reported as actual achieved closed sales. Consequently, an adjustment is made (either positive or negative) to the total recurring revenue closed sales amount that reflects changes to the actual products and services delivered to clients using trailing five years actual data as the starting point, normalized for outlying factors, if any, to enhance the accuracy of the allowance.

Client Onboarding is defined as the recurring revenue realized in fiscal year 2025 from sales closed in the current and prior fiscal years, that started converting into revenue in fiscal year 2025.

Compensation Adjusted EBIT is defined as business segment earnings before interest and taxes, adjusted to exclude the impact of Amortization of Acquired Intangibles and Purchased Intellectual Property, and Acquisition and Integration Costs. In calculating achievement of this goal, pre-set adjustments were applied by the Compensation Committee to exclude the impact of:

- Foreign exchange gains and losses whether or not disclosed as described above, based on the variance of (i) the actual impact of FX EBIT to (ii) the FX EBIT amount included in the operating plan finalized within the first 90 days of the performance period

Compensation Adjusted EPS is defined as the Company's GAAP EPS, as reported in the Company's financial statements, adjusted to exclude the impact of Amortization of Acquired Intangibles and Purchased Intellectual Property, and Acquisition and Integration Costs, as further adjusted to exclude the impact of the items specified by the Compensation Committee. The Company transitioned from a two-year performance period to a three-year performance period for our PRSUs in fiscal year 2024. Due to this timing change, no PRSUs were earned by NEOs in fiscal year 2025 as the performance period for the fiscal year 2024 awards will end in fiscal year 2026.

Appendix – Non-GAAP Reconciliation Tables

Fiscal Years Ended June 30	2025	2024	2023	2022
NET EARNINGS				
Net earnings (GAAP)	$ 839	$698	$631	$539
Adjustments:				
Amortization of Acquired Intangibles and Purchased Intellectual Property	197	200	214	250
Acquisition and Integration Costs	18	4	16	24
Restructuring and Other Related Costs[a]	7	63	20	—
Litigation Settlement Charges	—	18	—	—
Russia-Related Exit Costs[b]	—	—	11	1
Real Estate Realignment and Covid-19 Related Expenses[c]	—	—	—	30
Investment Gains	—	—	—	(14)
Subtotal of adjustments	222	286	262	292
Tax impact of adjustments[e]	(50)	(63)	(57)	(66)
Adjusted Net earnings (Non-GAAP)	**$1,011**	**$921**	**$835**	**$766**

Fiscal Years Ended June 30	2025	2024	2023	2022
DILUTED EARNINGS PER SHARE				
Diluted earnings per share (GAAP)	$ 7.10	$ 5.86	$ 5.30	$ 4.55
Adjustments:				
Amortization of Acquired Intangibles and Purchased Intellectual Property	1.66	1.68	1.80	2.11
Acquisition and Integration Costs	0.15	0.03	0.13	0.21
Restructuring and Other Related Costs[a]	0.06	0.53	0.17	—
Litigation Settlement Charges	—	0.15	—	—
Russia-Related Exit Costs[b]	—	—	0.09	0.01
Real Estate Realignment and Covid-19 Related Expenses[d]	—	—	—	0.26
Investment Gains	—	—	—	(0.12)
Subtotal of adjustments	1.88	2.40	2.20	2.47
Tax impact of adjustments[e]	(0.43)	(0.53)	(0.48)	(0.55)
Adjusted earnings per share (Non-GAAP)	**$ 8.55**	**$ 7.73**	**$ 7.01**	**$ 6.46**

Note: Amounts may not sum due to rounding.

[a] Restructuring and Other Related Costs for fiscal year ended June 30, 2025 consists of severance and other costs related to the closure of substantially all operations of a production facility. Costs incurred are not reflected in segment profit and are recorded within Corporate and Other. The total estimated pre-tax costs for actions and associated costs related to the closure are approximately $20 million to $25 million and are expected to be completed by the end of the second quarter of fiscal year 2026. Restructuring and Other Related Costs for the fiscal year ended June 30, 2024 includes $56.0 million of severance and professional services costs directly related to the Corporate Restructuring Initiative and a $7.0 million asset impairment charge as a result of the exit of a business in connection with the Corporate Restructuring Initiative. Restructuring and Other Related Costs for the fiscal year ended June 30, 2023 includes $20.4 million of severance costs.

[b] Russia-Related Exit Costs were $10.9 million and $1.4 million for the fiscal years ended June 30, 2023 and June 30, 2022, comprised of $12.1 million of operating expenses, offset by a gain of $1.2 million in non-operating income for the fiscal year ended June 30, 2023, and $1.4 million of operating expenses for the fiscal year ended June 30, 2022.

[c] Real Estate Realignment Expenses were $23.0 million for the fiscal year ended June 30, 2022. Covid-19 Related Expenses were $7.5 million for the fiscal year ended June 30, 2022.

[d] Real Estate Realignment Expenses impacted Adjusted earnings per share by $0.19 for the fiscal year ended June 30, 2022. Covid-19 Related Expenses impacted Adjusted EPS by $0.06 for the fiscal year ended June 30, 2022.

[e] Calculated using the GAAP effective tax rate, adjusted to exclude $20.5 million, $12.9 million, $10.4 million, and $18.1 million of excess tax benefits associated with stock-based compensation for the fiscal years ended June 30, 2025, 2024, 2023, and 2022, respectively. For purposes of calculating the Adjusted EPS, the same adjustments were made on a per share basis.



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Broadridge.com

Broadridge Financial Solutions, Inc.
5 Dakota Drive, Lake Success, NY 11042
+1 516 472 5400

